FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia Bank Limited ABN 12 004 044 937

This document does not purport to be or contain the Group’s financial report or financial statements. For the Group’s financial report and financial statements for the six months ended 31 March 2006 refer to the Group’s Appendix 4D filed with the ASX.

Results for announcement to the market

Reporting period	Previous corresponding period
6 months ended 31 March 2006	6 months ended 31 March 2005

				March 31 2006
				$m
Revenue	up	7.5%	to	20,309
Profit after tax attributable to members of the Company	down	27.7%	to	1,994
Net profit attributable to members of the Company	down	27.7%	to	1,994

Dividends

	Amount per share	Franked amount per share
Interim dividend	83 cents	80.0%
Previous corresponding period	83 cents	80.0%
Record date for determining entitlements to the interim dividend		June 8, 2006

National Australia Bank Limited

ABN 12 004 044  937

TABLE OF CONTENTS

Section 1 - Media Release

Section 2 - Selected Financial Data		1
Divisional Performance Summary		2
Group Key Performance Measures		3
Non-GAAP Financial Measures		4

Section 3 - Financial Review		6
Group Performance Highlights		7
Divisional Cash Earnings		9
Total Australia		12
- Australian Banking		14
- Wealth Management Australia		18
Total UK		21
Total New Zealand		26
Institutional Markets & Services		29
Other (Group Funding & Corporate Centre)		34

Section 4 - Report on Group Operations & Results		36
Directors		37
Review of Operations and Group Results		37
Net Interest Income		38
Net Interest Margin		39
Gains Less Losses on Financial Instruments at Fair Value		40
Other Operating Income		40
Operating Expenses		41
Asset Quality		42
Taxation		46
Significant Items		46
Balance Sheet		47
Capital Position		49
Other Matters		50
Corporate Governance		51

Section 5 - Detailed Financial Information		53
Condensed Consolidated Income Statement		54
Condensed Consolidated Balance Sheet		55
Condensed Consolidated Statement of Recognised Income and Expense		56
Condensed Consolidated Cash Flow Statement		57
Notes to the Half Year Financial Report
1.	Principal Accounting Policies	59
2	Segment Information	94
3.	Revenue	95
4.	Operating Expenses	96
5.	Income Tax Expense	97
6.	Dividends and Distributions	98
7.	Gross Loans, Advances & Acceptances	99
8.	Doubtful Debts	102
9.	Asset Quality	103
10.	Details of Associates and Joint Venture Entities	105
11.	Details of Controlled Entities Acquired or Disposed of During the Period	105
12.	Deposits & Other Borrowings	106
13.	Contributed Equity and Reserves	108
14.	Notes to the Cash Flow Statement	111
15.	Contingent Liabilities	113
16.	Disposal Groups Classified as Held for Sale	115
17.	Subsequent Events	116

Section 6 - Supplementary information		117

Financial Highlights*

Cash earnings before significant items ($m)

Half Year to			% Change on
Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
1,840	1,601	1,652	+14.9	+11.4

Net profit attributable to members of the company ($m)

Half Year to			% Change on
Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
1,994	1,234	2,758	+61.6	-27.7

Net profit included large significant items in each half year.  These included income from the sale of the Irish banks (Mar 05), the cost of restructuring provisions (Mar 05 and Sep 05) and income arising from United Kingdom pensions reforms (Mar 06).

Net profit before significant items of $1.76 billion was 3.6% higher than the March 2005 half year and 9.2% above the September 2005 half year.

Dividend

The interim dividend is steady at 83 cents and will be 80% franked.

Diluted cash earnings per share (before significant items)

114.5 cents compared with 105.0 cents in the March 2005 half year.

Cash earnings on average equity (before significant items)

17.4% compared with 16.0% in the March 2005 half year.

Total capital ratio

10.73% compared with 11.37% at 31 March 2005.

Net interest margin

2.31% compared with 2.12% in the March 2005 half year.

Cost to income ratio (banking)

55.6% compared with 58.6% in the March 2005 half year.

*Prior period numbers have been adjusted for Australian International Financial Reporting Standards.

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Thursday, 11 May 2006

National Australia Bank Increases Cash Earnings by 11.4%

National Australia Bank Group Chief Executive Officer, John Stewart, said the March 2006 half year results shows the National Australia Bank is delivering on its promises.

Cash earnings before significant items were 11.4% higher than the March 2005 half year and 14.9% above the September 2005 half year.

Reflecting the large one-off items in each half year, net profit after significant items fell by 27.7% to $1.99 billion compared with the March 2005 half year. Net profit increased by 61.6% compared with the September 2005 half year.

“The improvement in cash earnings in the United Kingdom by Clydesdale and Yorkshire banks was the highlight of an across-the-board improvement in cash earnings compared with the September 2005 half year,” he said.

“The progress in the last six months shows our businesses are building momentum but much still remains to be done.

“We continue to be focussed on the four areas of culture change, compliance and risk, business efficiency and revenue growth,” he said.

Key Performance Measures

Net operating income increased by 10.9% to $7.69 billion compared with the March 2005 half year and was 1.5% higher than the September 2005 half year.

Operating expenses, excluding the charge to provide for doubtful debts and significant items, showed a marginal increase to $3.93 billion from $3.90 billion in the March 2005 half year and fell 3.9% compared with the September 2005 half year.

Total lending increased by 17.1% to $322 billion compared with the March 2005 half year and was up 8.2% on the September 2005 half year (excluding foreign exchange impacts).

The overall net interest margin improved 0.19% to 2.31% compared with 2.12% in the March half year. The net interest margin was up 0.17% on the September 2005 half year.

Non-accrual loans as a proportion of the portfolio fell to 0.30%, down from 0.40% in the March 2005 half year and 0.34% in the September 2005 half year.

“We continue to monitor asset quality closely but the overall improvement demonstrates no serious credit issues have emerged,” Mr Stewart said.

Regional Business Commentary

Australia

“Cash earnings increased 8.5% compared with the September 2005 half year reflecting strong expense management and revenue growth, in both banking and wealth management.

“The solid overall performance by the Australian region was underpinned by volume growth balanced with careful margin management.  Total banking expenses declined by 0.7% compared with the September 2005 half year.

“Banking revenue increased by 8.2% compared with the March 2005 half year.

“Asset quality remains strong with the ratio of gross non-accrual loans to gross loans and acceptances steady at 0.22%.

“The iSaver and Business Cash Maximiser products were central to better than industry growth rate in deposits.

“Business lending growth was also ahead of the industry growth rate.

“The Australian bank business created a new brand which received extensive exposure as part of the sponsorship of the recent Melbourne 2006 Commonwealth Games.

“The National Australia Bank won the Money Magazine/Cannex Bank of the Year for 2006 award and achieved the largest improvement in customer satisfaction ratings among the major banks according to March 2006 Roy Morgan Research.

“Cash earnings in wealth management, excluding the loss of transitional tax relief and the introduction of AIFRS, increased by 14.5% on the September 2005 half, with operating expenses falling 3.7%.

“One of the key strategies for wealth management is cross-selling of wealth products within the bank customer base. The sale of insurance and wealth products increased by 27% during the March 2006 half year, on top of last year’s 25% increase.

“In recent months our focus on risk and return and the growth potential of our businesses resulted in the sales of the MLC Hong Kong and Indonesian life insurance operations and the Custom Fleet business.

United Kingdom

“Cash earnings in UK pounds were 13.7% up (up 12.2% in A$) on the September 2005 half year as income increased reflecting growing business momentum.

“This is a strong result for the United Kingdom businesses that demonstrates Clydesdale and Yorkshire banks are starting to deliver sustainable profit growth.

“The management team has delivered on the objectives of increased revenue, ongoing margin management and improved efficiency.

“Asset quality remained strong with the ratio of gross non-accrual loans declining to 0.27% compared with 0.37% in the March 2005 half year.

“The charge to provide for doubtful debts increased as a result of volume growth and the industry-wide issue of increased write-offs for credit card and personal lending.

“The UK operations also gained employee and trustee support for pension reforms designed to put UK pension arrangements on a secure and sustainable footing for the future.

“Integrated Financial Solutions Centres increased lending and deposit growth. During the March half year four new integrated Financial Solutions Centres were opened in the south of England making a total of 36 new centres in this region and in addition five centres were relocated and one was upgraded bringing the total to 46.

“The Clydesdale and Yorkshire bank branch network showed improved performance in a number of areas with good growth in deposits, improvement in cross-sell and mortgage sales over the same period in the previous year.

“The third party distribution channel now has approximately 440 broker relationships and contributed £822 million in mortgages in the half year. (A$1.94 billion based on A$1 equals £0.4237).

“The separation of back office processing for Northern Bank and National Irish Bank following their sale was successfully completed in line with the original schedule.

New Zealand

“The New Zealand business increased cash earnings in New Zealand dollars by 1.7% compared with the September half year (in Australian dollars 1.8% compared with the September 2005 half year).

“Delivering profitable growth in the competitive New Zealand market is a pleasing outcome and reflected good volume growth, effective margin management and strong expense control.

“Asset quality improved with the ratio of gross non-accrual loans to gross loans and acceptances falling to 0.22% compared with 0.32% in the March 2005 half year due to the settlement of a large single exposure.

“The Bank of New Zealand investment management business was disposed of during the half year.

“Balance sheet funding options were diversified with the establishment of BNZ International Funding.

“The Bank of New Zealand was awarded the best contact centre in New Zealand for the second year in a row and online banking services were expanded to include text and email account alerts for customers.

Institutional Markets & Services

“Cash earnings improved by 2.5% compared with the September 2005 half year.

“The improvement in cash earnings was achieved while reducing risk weighted assets in the business. During the last six months capital deployed in the business reduced by 15% compared to the September 2005 half year.

“Management delivered against its stated objectives for the March 2006 half year in relation to the ongoing transformation program.  The focus is to develop the business to provide increasing return on equity, greater efficiency and improving sustainable cash earnings, recognising that the nature of the IMS business contains elements which may cause volatility in cash earnings in any period.

“The underlying financial performance in the March 2006 half for IMS has been favourably impacted by the accelerated execution of new business initiatives, together with a strong demand for client sales of risk management products arising from the recent interest and exchange rate volatility, and the low level of doubtful debts.

“After considerable work to stabilise and re-base the business, IMS is rebuilding capability to create a stronger, more sustainable business based on a broader product offering, better client service, and investment opportunities for the Group’s diverse client base.  This will require continued investment to support the rebuilding program.”

Outlook

“We remain comfortable with the global economic outlook but we are not complacent about the risks to growth and inflation in the regions in which we operate.

“Global economic indicators show strengthening activity levels. Solid economic growth in the United States is creating employment growth and gains in household incomes.  The important economies of Europe and Japan are regaining momentum and China’s economy remains strong.

“In the United Kingdom economic growth is improving and is expected to be maintained at current levels and underlying inflation remains moderate.  However manufacturing remains flat and credit growth is expected to slow.

“The New Zealand economy is expected to recover due to the lower currency and the Government’s package to boost household incomes but concerns remain about low business confidence and lower business credit growth.

“In Australia the recent interest rate rise highlights concern about inflation risks. Economic growth is forecast to improve but credit growth is expected to moderate in line with slower domestic demand.”

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

Kim Lovely

External Relations Manager

T 03 8641 4982

M 0406 035 243

or visit www.nabgroup.com

Disclaimer

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information -Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SECTION 2

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2006

SELECTED FINANCIAL DATA

Divisional Performance Summary

DIVISIONAL PERFORMANCE SUMMARY

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Cash earnings (1)
Australian Banking	989	882	965	12.1	2.5
Wealth Management Australia	174	202	201	(13.9)	(13.4)
Asia Banking & Wealth Management	29	15	14	93.3	large
Total Australia	1,192	1,099	1,180	8.5	1.0
Total UK	257	229	307	12.2	(16.3)
Total New Zealand	167	164	153	1.8	9.2
Institutional Markets & Services	286	279	298	2.5	(4.0)
Other (incl. Group Funding & Corporate Centre)	65	(61)	(191)	large	large
Cash earnings before significant items and distributions	1,967	1,710	1,747	15.0	12.6
Distributions	(127)	(109)	(95)	(16.5)	(33.7)
Cash earnings before significant items	1,840	1,601	1,652	14.9	11.4
Weighted av no. of ordinary shares (million)	1,593	1,563	1,555	(1.9)	(2.4)

Cash earnings per share before significant items (cents)	115.5	102.5	106.2	12.7	8.8

Diluted cash earnings per share before significant items (cents)	114.5	101.4	105.0	12.9	9.0
Reconciliation to net profit
Cash earnings before significant items	1,840	1,601	1,652	14.9	11.4
Adjusted for:
Significant items after tax	270	(380)	1,058	large	(74.5)
Cash earnings after significant items	2,110	1,221	2,710	72.8	(22.1)
Adjusted for:
Net profit attributable to minority interest	259	456	154	43.2	(68.2)
Distributions	127	109	95	(16.5)	(33.7)
Treasury shares after tax	(104)	(96)	(47)	(8.3)	large
Impairment of goodwill	(5)	—	—	large	large
Revaluation gains / (losses) on exchangeable capital units after tax	(134)	—	—	large	large
Net profit	2,253	1,690	2,912	33.3	(22.6)
Net profit attributable to minority interest	(259)	(456)	(154)	43.2	(68.2)

Net profit attributable to members of the Company	1,994	1,234	2,758	61.6	(27.7)
Distributions	(127)	(109)	(95)	(16.5)	(33.7)
Earnings attributable to ordinary shareholders	1,867	1,125	2,663	66.0	(29.9)

(1)  Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ within Section 2 -“Selected Financial Data” for a complete discussion of cash earnings.

Group Key Performance Measures

GROUP KEY PERFORMANCE MEASURES

		Half Year to
	Note	Mar 06	Sep 05	Mar 05
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	Supp 7	115.5	102.5	106.2
Diluted cash earnings per share before significant items	Supp 7	114.5	101.4	105.0
Basic cash earnings per ordinary share after significant items		132.5	78.2	174.2
Basic earnings per ordinary share after significant items (1)	Supp 7	118.8	73.0	173.5
Weighted average ordinary shares (no. million)	Supp 7	1,571	1,541	1,535
Weighted average diluted shares (no. million)	Supp 7	1,613	1,545	1,603
Dividends per share (cents)	6	83	83	83
Performance (2)
Return on average equity before significant items		15.4%	14.0%	15.6%
Cash earnings on average equity before significant items		17.4%	14.9%	16.0%
Return on average assets before significant items		0.73%	0.70%	0.74%
Net interest income
Net interest spread	Supp 1	1.82%	1.68%	1.70%
Net interest margin	Supp 1	2.31%	2.14%	2.12%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		94	81	78
Banking cost to income ratio (3)		55.6%	59.9%	58.6%

		As at
		31 Mar 06	30 Sep 05	31 Mar 05
Capital
Tier 1 ratio	Supp 3	8.05%	7.86%	8.30%
Tier 2 ratio	Supp 3	3.66%	3.60%	4.12%
Deductions	Supp 3	(0.98)%	(1.01)%	(1.05)%
Total capital ratio	Supp 3	10.73%	10.45%	11.37%
Adjusted common equity ratio	Supp 3	5.77%	5.49%	5.84%
Assets ($bn)
Gross loans and acceptances (6)	Supp 2	322	297	277
Risk-weighted assets	Supp 3	302	290	279
Net tangible assets per ordinary share ($)		10.75	10.54	10.76
Asset quality
Gross non-accrual loans to gross loans and acceptances (4) (7)	9	0.30%	0.34%	0.40%
Net impaired assets to total equity (parent entity interest)	9	2.8%	2.8%	3.0%
Collective provision to total risk weighted assets (5)	9	0.60%	0.71%	0.73%
Collective provision to credit risk weighted assets (5)	9	0.62%	0.75%	0.76%
Specific provision to gross impaired assets	9	25.8%	34.9%	34.9%
Total provision to gross impaired assets (5)	9	208.5%	235.8%	216.8%
Other information
Funds under management and administration ($bn)		96	91	85
Assets under custody and administration ($bn)		442	410	372
Full-time equivalent employees (no.)	Supp 5	39,298	38,933	39,961

(1)                               Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(2)                               “Return” calculations use “Earnings attributable to ordinary shareholders”.

(3)                               Refer to ‘Non-GAAP financial measures’ within Section 2 - Selected Financial Data for discussion of the cost to income ratio.

(4)                               Non-accrual loans are those loans meeting the APRA definition and consist of: retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest to warrant the cessation of the recognition of interest revenue; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. APRA award an exemption to unsecured portfolio managed facilities whereby they become non accrual at 180 days.

(5)                               For Asset Quality disclosure purposes provision includes credit adjustment to the Group’s entire loan book (ie. both loans recorded at amortised cost and fair value). This differs to the approach required for the statutory financial statements.

(6)                               31 March 2006 includes acceptances bought back by the Group (classified as Trading Securities in comparative periods).

(7)          Excludes securitised loans.

Non-GAAP Financial Measures

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:

Minority interests

Minority interests – Life businesses

Distributions

Revaluation gains/losses on exchangeable capital units

Treasury shares

Add:

Impairment of goodwill
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Minority interests – reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Minority interests Life Businesses – reflects the allocation of profit to controlled unit trusts of life companies

•                  Distributions – this reflects payments to holders of National Income Securities, Trust Preferred Securities, and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation gains/losses on exchangeable capital units – the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the ExCaps to equity at predetermined exchange rates

•                  Treasury shares – relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price

•                  Impairment of goodwill - relates to the impairment expense recognised on the application of an annual impairment test. Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

In future periods, adjustments will also be made for changes in the value of insurance related acquisition costs that result from discount rate variations. (No adjustment has been made in the 31 March 2006 half year as the amount is insignificant).

Cash earnings before significant items and Net profit before significant items

Under Australian accounting standards AASB101(83) additional line items shall be presented when such presentation is relevant to an understanding of the entity’s performance. For example, where a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report.

The Group has identified items as ‘significant items’ where management believes that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking operations (excluding Wealth Management) is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses

Less:

Interest expense

Life insurance expenses

Depreciation on leased vehicle assets

Impairment of goodwill

Charge to provide for doubtful debts

Significant expenses
Total costs for purposes of cost to income ratio

Total revenue

Less:

Interest expense

Life insurance income

Depreciation on leased vehicle assets

Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, the Group does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2006

FINANCIAL REVIEW

Group Performance Highlights

Group Performance Highlights

Overview

The Group recorded cash earnings before significant items for the half year ended 31 March 2006 of $1,840 million, 14.9% higher than the September 2005 half and 11.4% higher than the March 2005 result on an Australian Equivalents to International Financial Reporting Standards (AIFRS) basis. This reflects the continued rebuilding of the Group’s businesses and demonstrates that the Group’s turnaround remains on track.

Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Cash earnings before significant items
AGAAP basis – as previously published	—	1,692	1,618

AIFRS adjustments to prior periods (1)		(91)	34
AIFRS basis(2)	1,840	1,601	1,652	14.9	11.4

(1)  AIFRS adjustments primarily relate to share based payments, tax effect accounting adjustments, and defined benefit pension expense. Tax adjustments are the primary reason for the decline in performance Sept 05 as compared to March 05 on an AIFRS basis.

(2)  For March 2006 represents full application of AIFRS standards; for Sept 05 and March 05 represents application of all AIFRS standards excluding AASB 132, “Financial Instruments: Recognition and Measurement,” AASB 139, “Financial Instruments: Disclosure and Presentation,” and AASB 4, “Insurance Contracts.”

Movement on September 2005 Half

The 2005 financial year focused on making a number of key operational changes to stabilise the Group’s performance, and the results for the six months to March 2006 reflect the progressive shift in focus toward rebuilding each business and improving the Group’s overall financial performance.

Key items include:

•                  Cash earnings before significant items of $1,840 million are 14.9% higher than the September 2005 half-year result of $1,601 million. At constant exchange rates the half-on-half comparison is 15.1%.

•                  Total lending for the Group increased by 8.2%(3) to $322 billion and this, combined with improved deposit volumes which increased by 1.8% to $216 billion.  As well as maintaining growth in lending and deposit volumes, the Group net interest margin has increased to 2.31% from 2.14% during the half.  Excluding AIFRS impacts, the net interest margin increased 8 basis points on the September half.  Good volume growth combined with margin control resulted in steady revenue growth for the banking business across all regions, especially in Australia where cash earnings for the banking business grew by 12.1% on the September half.  Asset quality for the Group remains sound with reductions in the overall level of non-accrual loans from 0.34% at September 2005 to 0.30% at March 2006 as a proportion of the total portfolio.

•                  Considerable work to stabilise the Institutional Markets and Services (IMS) business has resulted in steady comparative cash earnings contribution for that business, while concurrently reducing half on half $520 million of capital deployed in this business, thus improving returns on risk weighted assets and equity.

•                  Increased focus on costs and ongoing restructuring activities saw operating expenses before significant items fall by 5.1% for the half.

•                  The Group continues to evaluate its business portfolio to ensure alignment with risk/reward objectives designed to achieve satisfactory returns for shareholders. The Group entered into arrangements or negotiations to sell a number of businesses during the half. This included Custom Fleet, MLC Hong Kong and Indonesia life insurance companies, and the Investment Management business in New Zealand.

The resulting diluted cash earnings before significant items per share of 114.5 cents represents an increase of 13.1 cents on the September 2005 half.

The interim dividend has been maintained at 83 cents per share and will be 80% franked. For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company’s foreign income account and therefore will not be subject to Australian withholding tax.

(3)  After adjusting for AIFRS reclassification of discounted NAB own bill acceptances

Movement on March 2005 Half

Cash earnings before significant items of $1,840 million increased 11.4% on the March 2005 half year result of $1,652 million.  At constant exchange rates the half-on-half comparison is 12.1%.

The Group’s underlying performance showed solid improvements compared with the previous corresponding half-year, including:

•                  Across the Group strong volume growth has been achieved as the regions stabilised their businesses, focused on lifting sales and service standards, together with the continued roll out of the integrated Financial Solutions Centres and third party distribution strategy in the UK. Total lending for the Group increased by 16.5%(1) to $322 billion and deposit volumes increased by 3.9% to $216 billion.

•                  Operating costs were up reflecting rebasing activities that occurred across the Group as it embarks on a restructure and productivity improvement process;

•                  As previously foreshadowed, a change in strategy for the Institutional Markets and Services (IMS) business to reduce the amount of capital utilized, has resulted in a lower comparative cash earnings contribution accompanied by a stronger return on assets and equity; and

•                  Credit quality remained sound.

The resulting diluted cash earnings before significant items per share of 114.5 cents represents an increase of 9.5 cents on the March 2005 half.

(1)  Includes loans at cost and at fair value plus acceptances

Financial Review: Divisional Cash Earnings

DIVISIONAL CASH EARNINGS

Half Year ended	Total Australia								Total
31 March 2006	Banking	WM	Asia	Total UK	Total NZ	IMS	Other(1)	Eliminations	Group
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,299	(6)	13	883	401	434	168	—	4,192
Net life insurance income excluding IORE (2)	—	910	20	—	6	—	—	—	936
Investment earnings on shareholders retained profits & capital (IORE)	—	42	13	—	2	—	—	—	57
Other operating income	1,083	310	11	590	232	294	69	(87)	2,502
Net operating income	3,382	1,256	57	1,473	641	728	237	(87)	7,687
Operating expenses (3)	(1,861)	(296)	(29)	(954)	(372)	(366)	(142)	87	(3,933)
Underlying profit	1,521	960	28	519	269	362	95	—	3,754
Charge to provide for doubtful debts	(115)	—	1	(152)	(22)	17	1	—	(270)
Cash earnings before tax	1,406	960	29	367	247	379	96	—	3,484
Income tax expense	(417)	(527)	—	(110)	(80)	(93)	(31)	—	(1,258)
Cash earnings before significant items, distributions and Minority Interest	989	433	29	257	167	286	65	—	2,226
Net profit - Minority Interest	—	(259)	—	—	—	—	—	—	(259)
Cash earnings before significant items and distributions	989	174	29	257	167	286	65	—	1,967
Distributions									(127)
Cash earnings before significant items									1,840

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IORE) of the life insurance businesses).

(3)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Half Year ended	Total Australia								Total
30 September 2005	Banking	WM	Asia	Total UK	Total NZ	IMS	Other(1)	Eliminations	Group
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,958	—	13	813	372	244	72	—	3,472
Net life insurance income excluding IORE (2)	—	1,026	5	—	—	—	—	—	1,031
Investment earnings on shareholders retained profits & capital (IORE)	—	72	8	—	3	—	—	—	83
Other operating income	1,351	330	10	631	260	423	90	(108)	2,987
Net operating income	3,309	1,428	36	1,444	635	667	162	(108)	7,573
Operating expenses (3)	(1,875)	(354)	(21)	(967)	(367)	(372)	(245)	108	(4,093)
Underlying profit	1,434	1,074	15	477	268	295	(83)	—	3,480
Charge to provide for doubtful debts	(127)	—	—	(126)	(26)	24	2	—	(253)
Cash earnings before tax	1,307	1,074	15	351	242	319	(81)	—	3,227
Income tax expense	(425)	(418)	2	(122)	(78)	(40)	20	—	(1,061)
Cash earnings before significant items, distributions and Minority Interest	882	656	17	229	164	279	(61)	—	2,166
Net profit - Minority Interest	—	(454)	(2)	—	—	—	—	—	(456)
Cash earnings before significant items and distributions	882	202	15	229	164	279	(61)	—	1,710
Distributions									(109)
Cash earnings before significant items									1,601

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IORE) of the life insurance businesses).

(3)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Half Year ended	Total Australia								Total
31 March 2005	Banking	WM	Asia	Total UK	Total NZ	IMS	Other(1)	Eliminations	Group
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,854	5	12	981	367	258	(5)	—	3,472
Net life insurance income excluding IORE (2)	—	472	14	—	9	—	—	—	495
Investment earnings on shareholders retained profits & capital (IORE)	—	52	10	—	1	—	—	—	63
Other operating income	1,271	328	4	618	262	504	41	(125)	2,903
Net operating income	3,125	857	40	1,599	639	762	36	(125)	6,933
Operating expenses (3)	(1,642)	(303)	(18)	(1,066)	(401)	(370)	(227)	125	(3,902)
Underlying profit	1,483	554	22	533	238	392	(191)	—	3,031
Charge to provide for doubtful debts	(130)	—	—	(90)	(12)	(48)	(1)	—	(281)
Cash earnings before tax	1,353	554	22	443	226	344	(192)	—	2,750
Income tax expense	(388)	(206)	(1)	(136)	(73)	(46)	1	—	(849)
Cash earnings before significant items, distributions and Minority Interest	965	348	21	307	153	298	(191)	—	1,901
Net profit - Minority Interest	—	(147)	(7)	—	—	—	—	—	(154)
Cash earnings before significant items and distributions	965	201	14	307	153	298	(191)	—	1,747
Distributions									(95)
Cash earnings before significant items									1,652

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)       Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IORE) of the life insurance businesses).

(3)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis – Total Australia

TOTAL AUSTRALIA

Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Cash earnings before significant items
Australian Banking	989	882	965	12.1	2.5
Wealth Management Australia	174	202	201	(13.9)	(13.4)
Asia (Banking and Wealth Management)	29	15	14	93.3	large
Total Australia	1,192	1,099	1,180	8.5	1.0

Financial performance highlights

The Australian region delivered another solid performance in the March 2006 half.  Strong operating conditions and active expense management facilitated further investment in the region, continuing to build a foundation for sustainable earnings growth.

The definition of the Australian Region continues to evolve, with the March 2006 half including Asian banking operations previously reported in IMS together with certain Group functions, in line with the Group strategy of regional accountability.

Key financial metrics across the region remain sound. Australian region cash earnings before significant items were 8.5% higher than the September 2005 half.

Core business trends have been partially clouded by the loss of transitional tax relief in Wealth Management Australia, the prior period acquisition of minorities in the Hong Kong Wealth Management operations, ongoing work to resolve over-charging issues identified in Australian Banking operations in the prior period and the accounting impact of AIFRS.

Revenue continues to improve in the banking business, driven by strong volumes, and a stable interest rate environment whilst asset quality remains sound. An enhanced customer experience is being borne out through customer satisfaction ratings, with the largest gain on this metric among the major Australian banks for the March 2006 half according to Roy Morgan Research data. In Wealth Management, a continuation of good investment market conditions has driven favourable core earnings trends.

Expense management has been an area of focus during the half.  ‘Business as usual’ expenses were flat or better in both the banking and wealth management businesses, aided by $61 million in gross restructuring benefits, savings from a centralised procurement strategy and ongoing productivity initiatives. This facilitated an increase in project expenses, which are now managed on a regional basis, focussed on rebuilding critical infrastructure and progressing important regulatory and compliance work across the region.

Business developments

•                  NAB has been awarded ‘Bank of the Year’ in the Money Magazine / Cannex 2006 Consumer Finance Awards. It reflects the significant focus and change ongoing in our Retail business and the rejuvenation of our consumer product set. NAB was also nominated for ‘Home Lender of the Year’ and ‘Investment Home Loan Lender of the Year’.

•                  The Australian Region updated its visual identity in February 2006, supported by internal communication around the role staff play in delivering a great customer experience. The launch signals new beginnings and represents a re-energised and distinctively ‘nab’ customer experience.

•                  An updated enterprise agreement was finalised with the Finance Sector Union after staff voted in favour of the new agreement. The new agreement will provide a comprehensive package to employees via increased flexibility in work/life balance, increased parental leave, greater reward for performance and an increase to superannuation, along with a share scheme aimed at building longer-term financial security.

•                  The sale of MLC Hong Kong and Indonesia life insurance companies for A$575 million was announced on 21 February 2006. Completion was subject to regulatory approval that was provided in May 2006.

•                  Key product developments during the half included:

•                  the success of deposit products launched late in the previous half, particularly the iSaver and Business Cash Maximiser products.

•                  the launch of a Protected Home Loan product, insuring a customer’s home loan debt against unforeseen future circumstances such as fire, involuntary unemployment, disability or death.

•                  an exclusive partnership agreement to launch two new Credit Cards as part of the ‘Velocity’ Loyalty Program.

•                  the launch of the MLC Long Term Absolute Return (LTAR) Fund.  The LTAR Fund is an unconventional investment strategy explicitly designed to maximise the long term net real return to investors over rolling 20-year time frames.

•                  the launch of Masterkey Fundamentals, a no commission version of our MasterKey platform, supporting a growing number of advisers operating under a fee for service model.  Last year over 30% of new business was provided on a fee for service basis, promoting transparency in the advice process.

Commitment to the community

•                  Established a new Community Advisory Council (CAC), replacing the External Stakeholder Forum.  The CAC aims to further integrate external stakeholders in business decisions and enhance transparency.  There will be six external members, with the CEO of World Vision, Tim Costello, remaining as the independent Chairperson and NAB represented by Danny Gilbert and Ahmed Fahour.

•                  Jointly won the Victorian Big Business Award for our work with the Good Shepherd organisation. NAB supports Australia’s largest micro-credit scheme, No Interest Loans, which is co-ordinated by Good Shepherd Youth and Family Service and helps financially disadvantaged people obtain access to funds for white good purchases.

•                  Contributed over $1 million in relief measures to those affected by Tropical Cyclone Larry in March 2006.

•                  Raised over $300,000 for the 2005 Ovarian Cancer Research Foundation Silver Ribbon Campaign.

•                  Accepted donations on behalf of CARE Australia for the central Asian earthquake victims.

•                  Sponsorship of significant sporting and cultural events and organisations, including:

•                  the Melbourne 2006 Commonwealth Games, including the participation by 13 long-term staff volunteers in the Queen’s Baton Relay throughout Australia and the conclusion of NAB’s M2006 Junior Games roadshow after a nine month national journey incorporating over 700 schools and 21,000 children;

•                  the AFL ‘NAB Cup’ preseason competition, NAB AFL AusKick and NAB AFL Rising Stars Program;

•                  the Football Federation of Australia and Australia’s National Team, the Socceroos, in a three-year agreement announced in November ahead of the Qantas Socceroos’ qualification for the 2006 World Cup;

•                  the Sydney Festival, as the Official Bank at the 2006 Festival and Major Sponsor of the inaugural NAB Ferrython;

•                  the Australian Ballet, as Lead Partner and major sponsor of the national Education Program to promote ballet through educational initiatives across Australia;

•                  ongoing sponsorship of the Sydney Royal Easter Show and the Royal Melbourne Show;

•                  the Sydney Opera House, as a major sponsor and the presenting partner for the Vienna Philharmonic Orchestra in September 2006.

•                  Maintained ‘AA’ RepuTex social responsibility rating, ranking equal second with eleven other companies on the new RepuTex Socially Responsible Investment Index.

Restructuring activity

•                  The restructuring program remains on track for the Australian region. Expenditure during the half included refocusing the retail and business distribution strategy, product rationalisation and simplification and streamlining a number of back office functions and processes.  This resulted in an additional 382 gross FTE redundancies during the half, taking the total redundancies under the program to date to 1,280 with the remaining 968 redundancies to occur over the remainder of the program. The remaining provision balance at March 2006 was $142 million.

•                  Total expense benefits from the restructuring were $61 million in the March 2006 half, an incremental impact of $25 million and $56 million relative to the September 2005 and March 2005 halves respectively.

Australian Banking

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Net interest income	2,299	1,958	1,854	17.4	24.0
Other operating income	1,083	1,351	1,271	(19.8)	(14.8)
Total income	3,382	3,309	3,125	2.2	8.2
Operating expenses	(1,861)	(1,875)	(1,642)	0.7	(13.3)
Underlying profit	1,521	1,434	1,483	6.1	2.6
Charge to provide for doubtful debts	(115)	(127)	(130)	9.4	11.5
Cash earnings before tax	1,406	1,307	1,353	7.6	3.9
Income tax expense	(417)	(425)	(388)	1.9	(7.5)
Cash earnings before significant items	989	882	965	12.1	2.5

Key Performance Measures

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average assets (annualised)	1.00%	0.92%	1.09%
Cost to income ratio	52.9%	54.7%	50.3%
Cash earnings per average FTE (annualised) ($’000)	108	98	104
Net interest income
Net interest margin	2.37%	2.46%	2.50%
Net interest margin (including acceptances) (1)	2.37%	2.33%	2.36%
Net interest spread	2.30%	2.44%	2.43%
Average balance sheet ($bn)
Gross loans and acceptances	194.6	181.8	167.9	7.0	15.9
Interest-earning assets	194.5	158.5	148.9	22.7	30.6
Interest earning assets (including acceptances) (1)	194.5	187.7	174.9	3.6	11.2
Retail deposits	82.0	76.0	74.1	7.9	10.7

(1)            To assist with meaningful comparison between periods, the net interest margin and average interest earning assets data has been adjusted to include bill acceptances in prior periods.

Key Performance Measures

	As at
	Mar 06	Sep 05	Mar 05
Full-time equivalent employees (FTE)	18,367	17,837	18,528
Asset quality
Gross non-accrual loans ($m)	430	372	362
Gross loans and acceptances ($bn)	199.0	187.6	173.1
Gross non-accrual loans to gross loans and acceptances	0.22%	0.21%	0.21%
Specific provision to gross impaired assets	25.0%	27.8%	34.2%
Market share (%) (1)
Housing	14.05	14.19	14.04
Business (including Institutional Markets & Services)	18.67	18.47	18.32
Other Personal	15.68	15.75	16.02
Retail deposits (Personal & Business)	15.46	14.85	14.99

(1)            Source: Reserve Bank of Australia (March 2006 Data).

Financial performance – movement on September 2005 half

Cash earnings before significant items increased 12.1%.

Underlying profit increased 6.1%, driven by the following factors:

•                  Reported net interest income increased $341m or 17.4%. This includes AIFRS impacts of $252 million yield-based income from bill acceptances (previously reported as other operating income) and a further $43 million relating to other AIFRS adjustments. The reported result was also impacted by reduced interest income on internally assigned capital ($20 million) following a change in the Group’s capital allocation methodology. Excluding these items, net interest income increased $66 million or 3.4%, with strong volume growth in housing and business lending offset by an unfavourable product mix (lower margin home loans, online savings accounts) and product margin contraction (business lending, term deposits).

•                  Growth in average interest earning assets (including bill acceptances) was $6.8 billion or 3.6%, negatively impacted by the run-off of custodian assets ($5.7 billion). Market share(4) trends for the half were generally positive, with business lending up 0.20 percentage points to 18.67%, other personal lending down 0.07 percentage points to 15.68% and retail deposits up 0.61 percentage points to 15.46% following the successful introduction of the iSaver and Business Cash Maximiser online accounts. Housing lending market share was down 0.14 percentage points to 14.05%, driven by the restructure of the proprietary distribution channel with reduced focus on less profitable growth through third party channels.

•                  The headline decline in net interest margin of 9 basis points was largely driven by the reclassification of bill acceptances to interest earning assets under AIFRS.  After including bill acceptances in both periods to ensure a like for like comparison net interest margin increased 4 basis points. This reflects the favourable impact of the introduction of effective yield under AIFRS, (4 basis points) less the negative impact of a change in the Group capital allocation methodology (2 basis points). Taking these factors into account, margins increased by 2 basis points. This increase was driven by a favourable interest rate environment (2 basis points), the reduction in custodian assets invested in low margin bill acceptances (7 basis points), largely offset by an unfavourable mix impact (2 basis points) and product margin contraction (5 basis points).

•                  The reported decline in other operating income was $268 million or 19.8%. Adjusting for AIFRS changes (reclassification of income on bill acceptances of $252 million to net interest income, $41 million in application fee income now deferred), and the impact of transfers between the Australian region and IMS/Corporate Centre, the increase in other operating income was $18 million or 1.3%. Lending and bill fee income was up $34 million largely due to strong volume growth and tactical repricing, partly offset by lower transaction fee income ($10 million), including higher ATM interchange expenses, and lower cards income due to a combination of product mix, competitive pressures and seasonal influences ($11 million).

•                  Reported operating expenses decreased by $14 million or 0.7%. This is impacted by a number of items including:

•                  Following completion in late March of the work to resolve over-charging issues identified in the prior period, there is a pre-tax expense of $53 million for the March 2006 half (prior period $114 million);

•                  A reduction due to the calculation of deferred expenses on an effective yield basis under AIFRS ($7 million); and

(4)             Source: Reserve Bank of Australia, March 2006 data.

•                  The transfer into the region of project expenses previously in the Corporate Centre ($12 million).

Excluding these items, operating expenses increased 2.4%, comprising a $1 million or 0.1% increase in ‘business as usual’ expenses and a $41 million increase in project expenditure.  Business as usual expenses increased due to higher salary and performance-based remuneration, reflecting greater focus on the variable component of staff rewards, and investment in specific product development, including the Velocity Credit Card.  However, these items were largely offset by $16 million incremental gross restructuring benefits, the emergence of productivity and procurement savings and active management of discretionary expenditure. The higher project expenditure reflected continued work on regulatory and compliance obligations and investment to rebuild critical infrastructure.

•                  FTE’s increased 530 on the prior half, with net recruitment largely to support frontline operations associated with volume growth, recruitment of new graduates, specific product development including the Velocity Credit Card and an increase of 259 to improve project capability in the region. Over 40% of net roles added were contractors, reflecting the need for a short-term uplift in specific capabilities. These additions were offset by 358 redundancies.

•                  The cost to income ratio declined to 52.9% (51.3% excluding the large non-lending losses).

•                  The charge for doubtful debts decreased by $12 million, impacted by a new calculation methodology under AIFRS.  Underlying credit quality indicators remained stable over the half.

Financial performance – movement on March 2005 half

Cash earnings before significant items increased 2.5%.

Underlying Profit was up 2.6%, driven by the following factors:

•                  Reported net interest income increased by $445m or 24.0%. Adjusting for the impact of AIFRS and a change in capital allocation methodology, net interest income grew by $170 million or 9.2%, driven by growth in retail and business lending and the success of online deposit products, offset by unfavourable volume mix and product margin contraction.

•                  Growth in average interest earning assets (including acceptances) was $19.6 billion or 11.2%, impacted by the run-off of custodian assets ($6.6 billion).  Market share(5) trends for the half were generally positive, with business lending up 0.35 percentage points to 18.67%, housing lending(5) up 0.01 percentage points to 14.05%, other personal lending(5) down 0.34 percentage points to 15.68% and retail deposits(5) up 0.47 percentage points to 15.46%.

•                  The headline decline in net interest margin of 13 basis points was largely driven by the reclassification of bill acceptances to interest earning assets under AIFRS.  After including bill acceptances in both periods to ensure a like for like comparison net interest margin increased by 1 basis point. This reflects the favourable impact of the introduction of effective yield under AIFRS, (4 basis points), less the negative impact of a change in the Group capital allocation methodology (2 basis points). Taking these factors into account, margins decreased by 2 basis points. This was driven by favourable interest rate environment (1 basis point), the run-off of custodian assets invested in low margin bill acceptances (7 basis points), offset by unfavourable mix (7 basis points) and product margin contraction (4 basis points).

•                  The reported decline in other operating income was $188m or 14.8%. Adjusting for AIFRS, other operating income grew by $103 million or 8.1%, due to strong lending growth and increases in bill fee income driven by volume growth and tactical repricing ($69 million) and growth in income from fleet management ($13 million), master custody fees ($8 million) and card interchange ($6 million).

•                  Reported operating expenses increased by $219m or 13.3%. This result is impacted by a number of items including:

•                  Following completion in late March of the work to resolve over-charging issues identified in the prior period, there is a pre-tax expense of $53 million for the March 2006 half (prior period $10 million);

•                  AIFRS and other methodology changes ($7 million) and

•                  The transfer into the region of project expenses previously in Corporate Centre ($12 million).

Excluding these items, operating expenses increased by 10.5%, comprising a $128 million or 8.0% increase in ‘business as usual’ expenses and a $43 million increase in project expenditure. The increase in business as usual expenses was attributable to higher personnel expenses, including the full period impact of the 2005 Enterprise Bargaining Agreement and an uplift in performance based remuneration and investment in product development, including the Velocity Credit Card.  These items were partly offset by $39 million incremental gross restructuring benefits, the emergence of productivity and procurement savings and active management of discretionary expenditure. The higher project expenditure reflected continued work on regulatory and compliance obligations, as well as increased investment in critical infrastructure and business efficiency initiatives.

(5)            Source: Reserve Bank of Australia, March 2006 data.

•                  FTE’s decreased by 161, with additional FTE required to support growth initiatives more than offset by redundancies relating to restructuring activity.

•                  The cost to income ratio increased to 52.9% (51.3% excluding large non-lending losses).

•                  The charge for doubtful debts decreased by $15 million, impacted by a new calculation methodology under AIFRS.  Underlying credit quality indicators remained stable.

Wealth Management Australia

Performance Summary

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Investments	88	99	112	(11.1)	(21.4)
Insurance	68	80	66	(15.0)	3.0
Other (including regulatory programs)	(11)	(37)	(18)	70.3	38.9
Profit from operations (after tax)	145	142	160	2.1	(9.4)
Investment earnings on shareholders’ retained profits and capital from life businesses (IoRE)	29	60	41	(51.7)	(29.3)
Cash Earnings before significant items	174	202	201	(13.9)	(13.4)

Key Performance Measures

	As at			Change on
	31 Mar	30 Sep	31 Mar
	06	05	05	Sep 05	Mar 05
				%	%
Full-time equivalent employees (FTEs) (No.)	3,995	3,842	3,903	4.0	2.4
Financial advisers (No.)
Bank channels	476	466	476	2.1	—
Aligned channels	821	827	858	(0.7)	(4.3)
Funds Under Management & Administration ($bn)	90.5	84.2	78.1	7.5	15.9
Annual InForce Premiums (Group & Retail) ($m)	663.2	633.4	607.7	4.7	9.1

Market share – Australia %
Total Master Funds (1)	16.3	16.6	17.1
Retail funds management (ex cash mgmt)(1)	12.9	12.8	13.0
Retail risk insurance (2)	15.0	14.8	15.2
New retail risk annual premiums (2)	12.0	11.2	12.2

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Performance & profitability
Cost to funds under management (bps)	42	45	46
Cost to premium income (%)	16	15	16

(1)            Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 31 December 2005 for 31 December 2005, 30 June 2005 and 31 December 2004.

(2)            Source: DEXX&R Life Analysis Reports as at 31 December 2005, 30 June 2005 and 31 December 2004. Retail risk insurance includes term, trauma and disability insurance.

Financial performance – movement on September 2005 half

The reported cash earnings decline of 13.9% was significantly impacted by the loss of transitional tax relief in the Investments business ($15 million impact in the September 2005 half) and the introduction of AIFRS ($10 million impact on profit from operations, $25 million impact on investment earnings in the September 2005 half).

After adjusting the comparative half for these items, cash earnings increased 14.5% on the September 2005 half, driven by solid growth in the Investments business, continued strong investment earnings on shareholders’ retained profits and capital and a significant reduction in one-off expenses in Other. This was partly offset by reduced profits in the Insurance business. An additional $9 million of pre-tax restructuring benefits were realised during the half.

Investments

Reported profit from operations declined by 11.1%, which was adversely impacted by the reversal of deferred acquisition costs (DAC) at 1 October 2005 under AIFRS ($6 million) and the impact of the loss of transitional tax relief from 1 July 2005 ($15 million). Adjusting the comparative half for these items, profit from operations grew by 12.8%, reflecting increased fee revenue following continued growth in funds under management and administration (FUM), with average FUM growing 8.5% for the half.

Wealth Management maintained the number one position in the target market of Master Fund FUM in Australia, with market share of 16.3% as at 31 December 2005. Gross annual Master Fund inflows were $8.9 billion for the half, representing a market share of 10.6% (ranking second in the industry). Market share of Retail FUM (excluding cash management) was 12.9% at 31 December 2005, also ranking second.

The cost to funds under management ratio of 42 basis points for the half was an improvement of 3 basis points, driven by increased funds under management and ongoing cost control.

Insurance

Reported profit from operations decreased by 15.0%. Adjusting the comparative half for the increased amortisation of DAC ($4 million) under AIFRS, reported profit decreased by 10.5%. This result was adversely impacted by claims experience with the individual lump sum business returning to levels comparable with March 2005 ($5 million) and an increase in the group disability claims reserve following a review of the claims book ($8 million). Excluding the disability claims reserve increase, profit from operations was flat relative to the September half. Notwithstanding the reserve increase, underlying claims experience for the Insurance business continues to be satisfactory.

At 31 December 2005, Wealth Management Australia maintained the number one position for retail risk annual inforce premiums with market share of 15.0%, underpinned by retention of the existing book of business. Market share of new retail risk annual premiums increased to 12.0% at 31 December 2005.

Growth in individual risk inforce premiums has been offset by seasonally lower Group insurance sales, resulting in a one percentage point increase in the cost to premium income ratio for the half year to 16%.

Other

The March 2006 half was positively impacted by lower spend on compliance projects ($7 million) and reduced expenses in the shareholders’ branches of the life companies ($18 million).  The September 2005 half result included strategic investment expenditure on the Amazon project of $6 million and the insurance recovery of $8 million relating to the NAFiM investor compensation payments (compared to $3 million in the March 2006 half).

Investment earnings on shareholders’ retained profits and capital from life businesses

Shareholders’ capital is invested in fixed interest and cash (84%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements. The average asset balance of the life insurance statutory funds for the half was $1.2 billion. Investment earnings were $31 million below the September 2005 half, with AIFRS accounting for $25 million of this reduction.

Financial performance – movement on March 2005 half

The reported cash earnings decline of 13.4% was significantly impacted by the loss of transitional tax relief in the Investments business ($24 million in March 2005 half) and the introduction of AIFRS ($12 million impact on profit from operations, $17 million impact on investment earnings in the March 2005 half).

After adjusting the comparative half for these items, cash earnings increased 17.6% on the March 2005 half, driven by solid growth in the Investments and Insurance businesses and continued strong investment earnings on shareholders’ retained profits and capital. An additional $17 million of pre-tax restructuring benefits were realised during the half.

Investments

Reported profit from operations declined 21.4%, which was adversely impacted by the non-deferral of acquisition costs under AIFRS ($8 million) and the impact of the loss of transitional tax relief ($24 million). After adjusting the comparative half for these items, growth was 10%, reflecting the positive impact of increased fee revenue following continued growth in average FUM, driven by strong investment market conditions, partially offset by lower retail margins following changes to commission rates from 1 April 2005 ($6 million).

The cost to funds under management ratio of 42 basis points for the half was an improvement of 4 basis points, driven by increased funds under management and ongoing cost control.

Insurance

Reported profit from operations increased by 3.0%. Adjusting the comparative half for the increased amortisation of DAC ($4 million) under AIFRS, growth was 9.7% driven by favourable claims experience in the individual lump sum business and growth in annual inforce premiums. This was partially offset by an increase in the group disability claims reserve ($8 million), resulting in revised core growth of 22.5% after removing the impact of the reserve increase.

Other

The March 2006 half was positively impacted by lower spend on compliance and discretionary projects ($16 million) and higher expenses in the shareholders’ branches of the life companies ($7 million). The March 2005 half result included strategic investment expenditure on the Amazon project of $14 million and the insurance recovery of $19 million relating to the NAFiM investor compensation payments (compared to $3 million in the March 2006 half).

Investment earnings on shareholders’ retained profits and capital from life businesses

Shareholders’ capital is invested in fixed interest and cash (84%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements. The average asset balance of the life insurance statutory funds for the half was $1.2 billion. Investment earnings were $12 million below the March 2005 half, with AIFRS accounting for a $17 million reduction in investment earnings.

Management Discussion & Analysis – Total UK

TOTAL UK

Performance Summary – ongoing operations

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05(1)	Sep 05	Mar 05
	$m	$m	$m	%	%
Australian dollars
Net interest income	883	813	796	8.6	10.9
Other operating income	590	631	544	(6.5)	8.5
Total income	1,473	1,444	1,340	2.0	9.9
Operating expenses	(954)	(967)	(868)	1.3	(9.9)
Underlying profit	519	477	472	8.8	10.0
Charge to provide for doubtful debts	(152)	(126)	(84)	(20.6)	(81.0)
Cash earnings before tax	367	351	388	4.6	(5.4)
Income tax expense	(110)	(122)	(118)	9.8	6.8
Cash earnings before significant items	257	229	270	12.2	(4.8)

	£m	£m	£m	%	%
Pounds sterling
Net interest income	374	341	325	9.7	15.1
Other operating income (1)	250	264	222	(5.3)	12.6
Total income	624	605	547	3.1	14.1
Operating expenses (1)	(405)	(406)	(353)	0.2	(14.7)
Underlying profit	219	199	194	10.1	12.9
Charge to provide for doubtful debts	(65)	(53)	(35)	(22.6)	(85.7)
Cash earnings before tax	154	146	159	5.5	(3.1)
Income tax expense	(46)	(51)	(49)	9.8	6.1
Cash earnings before significant items	108	95	110	13.7	(1.8)

(1)            March 2005 comparative amounts have been prepared on an on-going basis. These are based on pro-forma information which has been calculated as Total UK, adjusting for the contribution of the Irish Banks which were sold on 28 February 2005, and the UK custody business, the closure of which was fully provided for in the financial statements at September 2004. The half to September 05 includes £14.5million of NII from the sale proceeds, the half year to March 05 includes £4.5million and the half year to March 06 £nil.

The five months to 28 February 2005 exclude certain fixed head office expenses recharged to the Irish Banks that from 1 March 2005 can no longer be recharged. The March 2005 half includes one month’s income recharge receivable by the UK for transitional services provided to Danske Bank A/S.  Recharges continued in the half years to September 2005 and March 2006. Refer to detailed performance summary for further detail of impact.

Financial performance highlights

These results demonstrate that the turnaround of our UK business is firmly on track. Income is increasing, efficiency is improving and the strategic agenda is being delivered. In short, we are starting to deliver a growing and sustainable business.

Business developments

•                  The National’s differentiated business model in the UK continued to gain traction:

•                  The integrated Financial Solutions Centres in both the North and South of England showed accelerating momentum with lending growth at the half year of 13.7% (to £12.3 billion) and deposit growth of 8.9% (to £5.5 billion).

•                  During the period 4 new integrated Financial Solutions Centres were opened in the South of England, bringing the total to 36, and in addition, 5 existing centres were relocated and 1 was upgraded in order to bring facilities up to the required integrated Financial Solutions Centre standard. Additionally, work is in progress on the relocation of a further 3 centres, significant upgrades at 3 locations and the expansion of an existing centre to meet increased demand.

•                  25 leading entrepreneurs and professionals have been recruited to act as local non-executive chairpersons supporting our integrated Financial Solutions Centres.

•                  The re-alignment of our high street branch presence was completed 6 months ahead of schedule with the closure of the remaining 81 branches completed during the period.

•                  The branch network showed improved performance in a number of areas with good growth in deposits, improvement in cross sales and mortgage sales up 33% over the same period in the previous year (with 20% fewer branches). The Wealth Management sales force was integrated into retail over the period with early indications of resulting improvements to performance.

•                  The agreement by staff members(3) and trustees to reforms to the UK pension schemes has resulted in a one-off credit to the income statement of £164 million recognised as a significant item. As part of these reforms, National Australia Bank is also making a one-off contribution of £100 million across its three defined benefit schemes during the 2006 financial year. From 1 April 2006, the defined benefit schemes moved to a structure known as “career average”.

•                  The successful migration and separation of back office processing for Northern Bank and National Irish Bank from the UK operations took place in April 2006, in line with the original timetable set in December 2004. This terminates the phase of providing transitional services to Danske Bank A/S.

•                  The continued development of the Third Party Distribution channel resulted in 440 broker relationships which delivered a further £822 million of gross mortgage advances in the half year.

•                  An agreement to transfer the UK Discretionary Investment Management business to Tilney Investment Management is scheduled to be completed by May this year.

•                  The charge to provide for doubtful debts increased by £12 million on the previous period. This reflects additional provision charges related to increased lending growth and the continued deterioration seen across the UK market in credit cards and personal lending books.

•                  During the period Clydesdale Bank plc launched a medium term note programme under the NAB Group US$30 billion Global MTN Programme. Since launch, three issuances under the programme have been made resulting in a total of £650 million of Floating Rate Notes being issued. In addition, in February 2006, Clydesdale Bank plc launched its first stand-alone subordinated debt transaction.

Commitment to the Community

•                  Clydesdale Bank sponsored the successful Scottish Commonwealth Games team.

•                  Our charity partnership with the British Heart Foundation has resulted in £170,000 being raised by staff and customers.

Restructuring Activity

Restructuring continues with the reconfiguration of the distribution networks and streamlining of operations. To date 73% (1,235) of the headcount reduction has been achieved. The restructuring initiatives provided for have generated an incremental £20.5 million in pre-tax savings in the March 2006 half. £62 million of the £109 million provision raised has been utilised to date.

Key Performance Measures

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05(1)	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average assets (annualised)	0.93%	0.94%	1.12%
Cost to income ratio	62.9%	65.1%	62.5%
Cash earnings per average FTE (annualised) (£’000)	23	20	22
Net interest income
Net interest margin	3.65%	3.74%	3.88%
Net interest spread (2)	3.02%	3.32%	3.54%
Average balance sheet (£bn)
Gross loans and acceptances	19.6	17.4	15.6	12.6	25.6
Interest-earning assets	20.6	18.2	16.8	13.2	22.6
Retail deposits	12.4	11.6	11.2	6.9	10.7

(2)            The September 2005 half year net interest spread has been restated upwards by 30 basis points to reflect a change to the treatment of intercompany liabilities. There has been no impact to Group net interest spreads.

(3)            Including UK based employees of the Group’s Institutional Markets & Services business.

Key Performance Measures

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
Full-time equivalent employees (FTE)	9,246	9,480	9,772
Asset quality
Gross non-accrual loans (£m)	58	48	60
Gross loans and acceptances (£bn)	21.1	18.6	16.3
Gross non-accrual loans to gross loans and acceptances	0.27%	0.26%	0.37%
Specific provision to gross impaired assets	21.8%	78.6%	56.0%
Financial advisers
Bank channels	114	115	112
Aligned channels	52	43	53
Financial advisers (no.)	166	158	165
Funds under management and administration (£m)	1,774	1,623	1,513

Financial performance of ongoing operations (in local currency) – movement on September 2005 half

Cash earnings before significant items increased 13.7% on the September 2005 half reflecting increased underlying income and flat expenditure, partially offset by higher charges to provide for doubtful debts.

Underlying profit increased 10.1% on the September 2005 half driven by the following factors:

•                  Net interest income has increased 9.7%.  After adjusting for the income received from the Irish Banks’ sale proceeds in the half year to September 2005 and the impact of the introduction of AIFRS, underlying net interest income has increased 6.2%. Continued growth in customer lending and deposit balances was partially offset by planned margin contraction and changes to the portfolio mix;

•                  Average lending balances increased 12.6%; 21.1% from integrated Financial Solutions Centres and Third Party Distribution.  The continuing focus on mortgage lending, consistent with our growth strategy, has resulted in growth of average mortgage balances of 18.3%; 17.5% from integrated Financial Solutions Centres, 133.2% in the Third Party Distribution channel, and 2.7% from the branch network;

•                  Average retail deposit balances grew 6.9% driven by improved sales focus and pricing initiatives;

•                  The net interest margin has decreased 9 basis points from 3.74% to 3.65%.  The movement, adjusted for the Irish Banks’ sale proceeds income and the introduction of AIFRS, is a decrease of 20 basis points.  This reflects managed margin contraction and the planned shift to lower-margin products across the lending and deposit portfolios. Within Lending, higher margin personal loans and credit cards have shown a small decrease while other lending has shown strong growth.

•                  Other operating income has decreased 5.3% reflecting:

•                  AIFRS accounting policy changes driving a net £21 million decrease through the deferral of lending fees partly offset by the mark to market valuations of AIFRS defined ineffective hedges;

•                  A one off profit of £21 million in the September 2005 half for property disposals with a residual £1 million received in the March 2006 half;

Partially offset by:

•                  an increase in underlying origination fees of £6.3 million driven by the volume growth of the integrated Financial Solutions Centres and third party propositions;

•                  Wealth Management creditor profit share, which is received in the first half, of £8.3 million;

•                  £5.3 million sales proceeds from the sale of the UK Discretionary Investment management business to Tilney Investment Management;

•                  increased Danske Bank A/S transitional service income (offset in expenses) of £5.4 million as a result of the sale of the Irish Banks in February 2005;

After adjusting for one-off items, including AIFRS, other operating income has increased by 8.8%.

•                  Operating expenses have decreased 0.2% driven by:

•                  £21 million incremental savings from the restructuring initiatives provided for in the March 2005 half which have delivered a gross spot FTE reduction of 453 in the March 2006 half;

•                  decreased investment project spend of £10 million;

Partially offset by:

•                  direct costs associated with the growth programme (£12.9 million) including the costs of approximately 130 new staff in the integrated Financial Solutions Centres, and additional property associated costs, advertising and marketing costs, and additional brokerage commission costs as a result of higher mortgage completions through the third party channel;

•                  increased Danske Bank A/S transitional service expenses (offset in income) of £5.4 million;

•                  increased salary costs of £6 million as a result of annual salary reviews and performance related bonus.

The charge to provide for doubtful debts has increased 22.6% as compared to the September 2005 half.  This reflects additional provision charges related to increased lending growth and the continued deterioration seen across the UK market in credit cards and personal lending books. Specific provisions to gross impaired assets decreased from 78.6% at 30 September 2005 to 21.8% at March 2006 primarily due to a transfer from specific provision to collective provision upon adoption of AIFRS.

During the period a number of strategies have been put in place to mitigate these industry effects. The lending decision process has been tightened, particularly around personal loans and credit cards and in the direct channels area, along with more rigorous fraud review processes. More pro-active collections strategies have been implemented including increased collections staff and improved pre-delinquency management.

Financial performance of ongoing operations (in local currency) – movement on March 2005 half

Cash earnings before significant items decreased 1.8% on the March 2005 half reflecting higher income offset by increased expenses and charges to provide for doubtful debts.

Underlying profit increased by 12.9% with the following factors driving the result:

•                  Net interest income has increased 15.1%.  After adjusting for the interest received on the Irish Banks’ sale proceeds (£4.4 million in the March 2005 half) and the impact of the introduction of AIFRS, net interest income has increased 8.2%. This increase reflects the growth of the integrated Financial Solutions Centres and third party distribution network with strong underlying volume growth being partially offset by the managed effects of margin contraction and changing portfolio mix;

•                  Average lending volumes increased 25.6% on the prior corresponding period (integrated Financial Solutions Centres and Third Party Distribution increased 41.9%). The continuing focus on mortgage lending has resulted in growth of mortgage volumes of 32.0%;

•                  Average retail deposit volumes grew 10.7% driven by pricing initiatives on existing products and the launch of Current Account Plus designed to attract ‘new to bank’ customers.

•                  The net interest margin has decreased 23 basis points from 3.88% to 3.65%.  Excluding the benefit of the proceeds from the sale of the Irish Banks, held for one month in the March 2005 half, and the introduction of AIFRS, the underlying margin decline was 44 basis points. This decline reflects margin contraction and the planned shift to lower margin products across the portfolio. Within lending, higher margin personal loans and credit cards have shown a small decrease while other lending has shown strong growth. Savings accounts have been re-priced to attract deposit growth and customers have moved to lower margin products.

•                  Other operating income is 12.6% higher reflecting:

•                  an underlying increase in origination fees of £12.4 million driven by the growth of the integrated Financial Solutions Centres and third party propositions;

•                  £5.3 million sale proceeds from the sale of the UK Discretionary Investment management business to Tilney Investment Management;

•                  increased income from Danske Bank A/S of £20.4 million for the provision of transitional services (offset in expenses) as March 05 half only included one month of services; offset by

•                  AIFRS accounting policy changes driving a net £21.0 million decrease through the deferral of lending fees offset by the fair value impact of ineffective accounting hedges;

•                  Operating expenses have increased 14.7% driven by:

•                  increase of £20.4 million due to costs associated with transitional services provided to Danske Bank A/S (offset in income);

•                  direct costs associated with the UK Growth Programme which have increased by £33.9 million including the recruitment and ongoing costs of 286 staff in the integrated Financial Solutions Centres, additional property associated costs, advertising and marketing costs, additional brokerage commission costs as a result of more mortgage completions through the third party channel;

•                  increased salary costs of £9.1 million as a result of annual salary reviews and performance related bonus;

•                  overhead costs previously internally charged to the Ireland operation of £16 million;

•                  indirect costs associated with growing the balance sheet;

Partially offset by;

•                  a further £21 million savings this half (in addition to the annualised savings from the prior half) from the restructuring initiatives provided for in the March 2005 half which have generated an additional 453 gross spot FTE reduction in the March 2006 half.

The charge to provide for doubtful debts increased by £30 million on the March 2005 half. This reflects additional provision charges related to increased lending growth and the continued deterioration seen across the UK market in credit cards and personal lending books. Specific provisions to gross impaired assets decreased from 56% at 31 March 2005 to 21.8% at 31 March 2006 primarily due to a transfer from specific provision to collective provision upon adoption of AIFRS.

During the period a number of strategies have been put in place to mitigate these industry effects. The lending decision process has been tightened, particularly around personal loans and credit cards and in the direct channels area, along with more rigorous fraud review processes. More pro-active collections strategies have been implemented including increased collections staff and improved pre-delinquency management.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes the Irish Banks)

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Australian dollars
Net interest income	883	813	981	8.6	(10.0)
Other operating income	590	631	618	(6.5)	(4.5)
Total income	1,473	1,444	1,599	2.0	(7.9)
Operating expenses	(954)	(967)	(1,066)	1.3	10.5
Underlying profit	519	477	533	8.8	(2.6)
Charge to provide for doubtful debts	(152)	(126)	(90)	(20.6)	(68.9)
Cash earnings before tax	367	351	443	4.6	(17.2)
Income tax expense	(110)	(122)	(136)	9.8	19.1
Cash earnings before significant items	257	229	307	12.2	(16.3)

	£m	£m	£m	%	%
Pounds sterling
Net interest income	374	341	400	9.7	(6.5)
Other operating income	250	264	253	(5.3)	(1.2)
Total income	624	605	653	3.1	(4.4)
Operating expenses	(405)	(406)	(435)	0.2	6.9
Underlying profit	219	199	218	10.1	0.5
Charge to provide for doubtful debts	(65)	(53)	(37)	(22.6)	(75.7)
Cash earnings before tax	154	146	181	5.5	(14.9)
Income tax expense	(46)	(51)	(56)	9.8	17.9
Cash earnings before significant items	108	95	125	13.7	(13.6)

Management Discussion & Analysis – Total New Zealand

TOTAL NEW ZEALAND

Financial performance highlights

New Zealand’s underlying cash earnings growth (after adjustment for AIFRS impacts) has been driven by solid volume and disciplined margin growth whilst keeping costs flat in a slowing but an intensively competitive New Zealand banking environment. A continued focus on offering customers the best products coupled with superior service continues to position New Zealand to deliver stable and sustainable growth.

Key developments

•                  A relentless focus on improving customer service has seen the Bank of New Zealand awarded the best customer service for a contact centre over 50 seats across all industries in New Zealand for two consecutive years. This outstanding achievement has been supported by leading branch satisfaction scores.

•                  Divestment of BNZ’s Investment Management business on 31 January 2006.

•                  Successful diversification of balance sheet funding options via the establishment of BNZ International Funding Limited (London branch), under the NAB Group $US30 billion global medium term programme.

Performance Summary

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Australian dollars
Net interest income	401	372	367	7.8	9.3
Other operating income	249	276	276	(9.8)	(9.8)
Total income	650	648	643	0.3	1.1
Operating expenses	(381)	(380)	(405)	(0.3)	5.9
Underlying profit	269	268	238	0.4	13.0
Charge to provide for doubtful debts	(22)	(26)	(12)	15.4	(83.3)
Cash earnings before tax	247	242	226	2.1	9.3
Income tax expense	(80)	(78)	(73)	(2.6)	(9.6)
Cash earnings before significant items	167	164	153	1.8	9.2

	NZ$m	NZ$m	NZ$m	%	%
New Zealand dollars
Net interest income	438	405	397	8.1	10.3
Other operating income	273	299	299	(8.7)	(8.7)
Total income	711	704	696	1.0	2.2
Operating expenses	(415)	(412)	(439)	(0.7)	5.5
Underlying profit	296	292	257	1.4	15.2
Charge to provide for doubtful debts	(25)	(28)	(13)	10.7	(92.3)
Cash earnings before tax	271	264	244	2.7	11.1
Income tax expense	(88)	(84)	(80)	(4.8)	(10.0)
Cash earnings before significant items	183	180	164	1.7	11.6

Key Performance Measures

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average assets (annualised)	1.02%	1.07%	1.07%
Cost to income ratio	55.5%	55.0%	59.8%
Cash earnings per average FTE (annualised) (NZ$’000)	79	78	73
Net interest income
Net interest margin (1)	2.55%	2.49%	2.68%
Net interest spread (1)	2.30%	2.22%	2.42%
Average balance sheet (NZ$bn)
Gross loans and acceptances	33.7	31.6	29.2	6.6	15.4
Interest-earning assets	34.4	32.4	29.8	6.2	15.4
Retail deposits	18.8	18.1	17.4	3.9	8.0

(1)            Net interest margins and spreads have been restated for September 2005 half year and March 2005 half year to include only interest bearing assets and liabilities.

	As at
	Mar 06	Sep 05	Mar 05
Full-time equivalent employees (FTE)	4,628	4,645	4,549
Asset quality
Gross non-accrual loans (NZ$m)	77	113	97
Gross loans and acceptances (NZ$bn)	34.6	32.4	30.1
Gross non-accrual loans to gross loans and acceptances	0.22%	0.35%	0.32%
Specific provision to gross impaired assets	36.6%	34.1%	27.1%
Market share (%) (2)
Housing	16.2	16.2	16.2
Agribusiness	17.9	17.9	17.8
Cards	30.6	30.5	30.8
Retail deposits (personal & business)	18.0	19.1	18.7

(2)            Source RBNZ - based on March 2006 data.

Financial Performance (in local currency) – movement on September 2005 half

Cash earnings before significant items increased 1.7% on the September 2005 half.  Excluding AIFRS adjustments (fair value, effective yield), cash earnings before significant items increased $13 million (7.2%) to $193 million. This solid result is a reflection of strong volume driven net interest income growth whilst driving further business efficiencies to keep overall expenses flat in an extremely competitive banking environment. The result further demonstrates the success of the Bank of New Zealand’s consistent execution of its long-term strategy for its people, processes and products.

Underlying profit increased 1.4% on the September 2005 half. Excluding $17 million of AIFRS adjustments, underlying profit increased 7.2% as a result of the following factors:

•                  Net interest income grew 8.1% (5.4% excluding AIFRS adjustments of $11m). This increase reflects solid volume growth and the benefit of a portfolio approach to margin management in a competitive but slowing banking environment.

•                  Lending volumes increased 6.6% on the September 2005 half, with housing up 6.7% and business lending up 6.6% as the Bank continues to focus on profitable market share growth. This reflects the success of the ‘Unbeatable’ campaigns and Bank of New Zealand Banking’s core strength in business banking. Retail deposits grew by 3.9% over the September half as the competition for deposits intensified.

•                  Excluding a 5 basis point impact from AIFRS adjustments, net interest margin increased 1 basis point on the September 2005 half to 2.50%.  The appropriateness of Bank of New Zealand’s decision to exit the mortgage broker channel for home loan distribution is continuing to be demonstrated in margin and management.  The maintenance of market share is particularly pleasing given that Bank of New Zealand does not participate in the mortgage broker channel which represents approximately 30% of the total New Zealand market.

•                  Other operating income declined 8.7% due to AIFRS adjustments of $28m and $2m from discontinued activities arising from the sale of the BNZ Investment Management business on 31 January 2006. Excluding these items, other operating income was largely flat compared to the prior period as the Bank of New Zealand continued to focus on making the customer proposition more attractive to drive sustainable longer-term customer relationships.

•                  Operating expenses increased by 0.7% compared to the September 2005 half. Excluding the favourable impact from the sale of the BNZ Investment Management business, expenses increased by 1.2% compared to the prior period whilst absorbing annual remuneration increases and continuing to reinvest in people, processes, brand and infrastructure. A relentless focus on efficiency through Six Sigma, simplifying processes, empowering people at the ‘grassroots’ and a re-energised brand has seen Bank of New Zealand receive several awards for both branch and customer service.

Overall asset quality remains sound with the ratio of gross non-accrual loans to gross loans and acceptances down 13bps to 0.22%.  The decrease in non-accrual loans was due to the settlement of a large single exposure.

These results do not reflect the impact of any hedging activities for the payment of dividends to National Australia Bank Limited. The impact of these activities are reflected within Group Funding.

Financial Performance (in local currency) – movement on March 2005 half

Cash earnings before significant items increased 11.6% on the March 2005 half year.  Excluding AIFRS adjustments in the current half and a one-off pension charge of $22m (pre tax) in the March 2005 half, cash earnings before significant items increased $14m (7.8%) to $193m.

Underlying profit increased 15.2% on the March 2005 half year. Excluding AIFRS adjustments and the one-off pension charge referred to above, the underlying profit increase was a strong $34m (12.2%) to $313m as a result of the following factors:

•                  Net interest income grew 10.3% (7.6% excluding AIFRS adjustments). This underlying growth reflects solid volume growth in a competitive but slowing economic environment.

•                  Lending volumes increased 15.4% on the March 2005 half, with housing up 15.9% and business lending up 15.2%. Housing volume growth was driven by a continuation of the successful “Unbeatable” campaigns and business lending experienced one of the strongest periods of growth from buoyant economic conditions. Retail deposit volumes increased 8.0% as a result of targeted campaigns and leveraging our best in New Zealand call centre capabilities.

•                  Excluding the impact of AIFRS adjustments, interest margin declined 18bps to 2.50%. The decrease in the net interest margin reflected continuing competitive pressures and the adverse impact from a change in lending mix as customers preferred to lock in lower fixed rates in a rising interest rate environment.

•                  Other operating income declined 8.7% due to AIFRS adjustments of $28m and $2m from discontinued activities after the sale of the BNZ Investment Management Business on 31 January 2006. Excluding these items, other operating income was largely flat compared to the prior period as the BNZ continues to focus on ensuring the customer proposition remains attractive over the long term.

•                  Operating expenses reduced by 5.5% compared to the March 2005 half. Excluding the one-off prior period pension charge of $22m and $2m from the sale of the BNZ Investment Management business in the current period, expenses are flat compared to the prior period. Increases in annual remuneration and continual reinvestment in people, processes, brand and infrastructure have been offset by a ‘holistic’ focus on cost control and driving efficiency through Six Sigma.

Overall asset quality remains sound with the ratio of gross non-accrual loans to gross loans and acceptances down 10bps to 0.22%.

Management Discussion & Analysis – Institutional Markets & Services

INSTITUTIONAL MARKETS & SERVICES

Institutional Markets & Services (IMS) comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit.  The IMS business model provides products across the Group’s client base.  IMS operates through an international network of offices in Australia, UK, New Zealand, the Americas and Asia.

Business Developments

After considerable work to stabilise and re-base the business, IMS is in the early stages of a rebuilding program to transition to a more sustainable business built on a broader product offering, better client service and investment opportunities for the Group’s diverse client base.  This will require a continued investment to support the rebuilding program.

Management delivered against its stated objectives for the March 2006 half year in respect of the ongoing transformation program. The focus of the strategy is to develop into a business which provides increasing return on equity and greater efficiency, thereby improving the quality of cash earnings, recognising that the nature of the IMS business contains elements which may cause volatility in cash earnings in any period.

Against this backdrop, IMS is:

•                       Broadening its product range, including the expansion of Structured Property Finance into New Zealand, and moves to develop a Project Finance business in the UK.

•                       Managing its capital to reduce its reliance on low yielding assets resulting in a $1.1 billion reduction in the capital deployed in the business since the initiative commenced in January 2005.  Notable transactions included the US$1.3b Collateralised Loan Offering that released $56m of capital, and the Grocon Property Trust Australia transaction which involved an equity issuance to retail investors via the Group’s customer base.

•                       Completing the consolidation of regional activities by centralising Asian operations into Hong Kong, and continuing exiting non-core businesses in the Americas (Energy and Utilities, Real Estate, Public Finance and Structured Finance).

•                       Maximising cross-sell opportunities across the NAB franchise, including the introduction of a new Client Relationship Model designed to drive greater cross-sell by establishing clear targets and performance metrics, and clarifying processes and responsibilities for origination decision-making to meet distribution requirements.

•                       Gaining momentum across all of its product lines, including strong sales growth in Global Markets, increased origination activity and healthy deal flow in Syndications.  The opening of a new, state-of-the-art trading floor in Sydney adds further strength to IMS’ trading capability, integrating trading functions and enhancing IMS’ ability to capitalise on an improved product range.

IMS’ focus on product innovation and strong execution led to a range of industry awards and market-leading rankings, including:

•                  The highly successful $A2b Wells Fargo corporate bond issue was voted Best Local Bond Deal by Asiamoney (Dec 2005), IFR Asia (Dec 2005), and Finance Asia (Dec 2005), and Best Australian Dollar Bond by Euroweek (Feb 2006).

•                       NAB was named Insto’s Vanilla Bond House of the Year (Dec 2005), while IFR Asia awarded NAB Australia and New Zealand, Bond House of the Year (Dec 2005).

•                       Asiamoney voted NAB the Best Domestic Provider of FX Services in Australia (Sept 2005).

•                       NAB finished 2005 as No.1 mandated arranger of Australasian Project Finance loans (Dealogic), and ranked No. 1 for Bonds and Loan Syndications in Australia in the quarter to 31 March 2006 (Thomson Financial).

Commitment to the Community

IMS is developing a dedicated corporate social responsibility and community investment program that supports Group activities and identifies strategic priorities relevant to the business.

Through the work of IMS, the Group is also actively involved in various industry initiatives focusing on the issue of climate change. The Group was a major sponsor of the 2nd Australia-New Zealand Climate Change & Business Conference, and is a signatory to both the Carbon Disclosure Project and the United Nations Environment Project Finance Initiative (UNEP FI), having presented in October 2005 to the UNEP FI Roundtable in New York.

Restructuring activity

In the September 2005 half a restructuring charge of $121m pre-tax was incurred and recognised as a significant item.  This related to a number of initiatives, including rebasing the Asian and Americas operations, improving operational efficiency, and the replacement of the Markets technology platform.

Progress on these activities has continued in line with expectations with a gross reduction of a further 71 FTE’s in the March 2006 half.  This was offset by new business initiatives and continued investment in enhancing the control environment.

Performance Summary

			Fav/(Unfav)
	Half Year to		Change on
				Sep 05
	Mar 06	Sep 05	Sep 05	Ex FX(1)
	$m	$m	%	%
Net interest income	434	244	77.9	77.9
Other operating income	294	423	(30.5)	(30.3)
Total income	728	667	9.1	9.3
Operating expenses	(366)	(372)	1.6	1.6
Underlying profit	362	295	22.7	23.1
(Charge) / Write-back to provide for doubtful debts	17	24	(29.2)	(29.2)
Cash earnings before tax	379	319	18.8	19.1
Income tax expense	(93)	(40)	large	large
Cash earnings before significant items	286	279	2.5	2.5

			Fav/(Unfav)
	Half Year to		Change on
				Mar 05
	Mar 06	Mar 05	Mar 05	Ex FX(1)
	$m	$m	%	%
Net interest income	434	258	68.2	69.0
Other operating income	294	504	(41.7)	(40.9)
Total income	728	762	(4.5)	(3.7)
Operating expenses	(366)	(370)	1.1	0.3
Underlying profit	362	392	(7.7)	(6.9)
(Charge) / Write-back to provide for doubtful debts	17	(48)	large	large
Cash earnings before tax	379	344	10.2	11.3
Income tax expense	(93)	(46)	large	large
Cash earnings before significant items	286	298	(4.0)	(3.4)

(1)            Change expressed at constant exchange rates.

Key Performance Measures

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average Risk Weighted Assets (1) (annualised)	0.89%	0.77%	0.79%
Return on average assets (annualised)	0.37%	0.36%	0.35%
Return on average external assets (annualised)	0.49%	0.47%	0.46%
Cost to income ratio	50.3%	55.8%	48.6%
Cash earnings per average FTE (annualised) ($’000)	301	287	297
Net interest income
Net interest margin (2)	0.64%	0.37%	0.37%
Average balance sheet ($bn)
Core lending (3)	37.2	39.5	41.4	(5.8)	(10.1)
Gross loans and acceptances (4)	41.7	44.3	47.2	(5.9)	(11.7)
Interest-earning assets – external	97.1	97.1	103.0	—	(5.7)
Interest-earning assets – internal (5)	38.5	34.3	38.7	12.2	(0.5)
Interest-earning assets - total	135.6	131.4	141.7	3.2	(4.3)

				Fav /(Unfav)
	As at			Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
				%	%
Spot Balance sheet ($bn)
Interest-earning assets – external	90.8	80.5	86.1	12.8	5.5
Interest-earning assets – internal (5)	39.7	32.8	35.9	21.0	10.6
Interest-earning assets - total	130.5	113.3	122.0	15.2	7.0

Risk weighted assets (1)	58.8	69.3	75.4	(15.2)	(22.0)

Full-time equivalent employees (FTE)	1,944	1,920	2,005
Asset quality
Gross non-accrual loans ($m)	331	434	499
Gross loans and acceptances ($bn)	41.1	41.8	44.6
Gross non-accrual loans to gross loans and acceptances	0.81%	1.04%	1.12%
Specific provision to gross impaired assets	31.7%	29.4%	31.8%

(1)       Risk Weighted Assets are calculated on internal model rather than standard model to enable a more representative comparison between periods.

(2)       Impact to the March 2006 margin of the reclassification of bill acceptances under AIFRS was an increase of 1 basis point.

(3)       Core lending includes loans and advances at amortised cost and at fair value.

(4)       Gross loans and acceptances represents core lending and bill acceptances.

(5)       Internal interest-earning assets include short-term funding of the Group’s operations.

Financial performance – movement on September 2005 half

Cash earnings before significant items of $286 million increased by 2.5% on the September 2005 half year, while concurrently reducing $520 million of capital deployed in the business.  This resulted in an improvement on the return on average risk weighted assets of 12 basis points to 89 basis points (15.6%).

IMS, through the program commenced in January 2005, has undergone significant rebasing of its businesses in Asia and the Americas and is transforming to a lower capital base business by reducing capital in low yielding risk weighted assets, increasing capital velocity and the number of product lines to improve the level of cross sales into the NAB franchise. This strategy will result in a portfolio of businesses which will deliver sustainable client income streams and improved return on equity.

The underlying financial performance in the March 2006 half for IMS has been favourably impacted by the accelerated execution of new business initiatives, together with a strong demand for client sales of risk management products arising from the recent interest and exchange rate volatility, and the low level of doubtful debts.

Cash earnings were only marginally impacted in the March 2006 half year by the changes to accounting under AIFRS.

Underlying profit increased 22.7% on the September 2005 half year as a result of the following factors:

•                  Total income increased by $61m on the September 2005 half year (9.1% higher), with net interest income up by 77.9% and other operating income down by 30.5%. The mix of net interest income versus other operating income has been impacted by changes to accounting under AIFRS. This has resulted in net interest income increasing by $131 million mainly due to a change in the treatment of derivatives held in relation to foreign currency funding, offset by a corresponding decrease in other operating income. Excluding the AIFRS impact the key movements were due to:

•                  higher interest income mainly due to improved performance in Financial Institutions and Credit Products as a result of new business initiatives and higher volumes.

•                  other operating income which was in line with the September 2005 half largely due to increased sales of risk management products in the Markets business as a result of recent interest and foreign exchange rate volatility, offset by lower income from the strategy to exit low yielding assets.

•                  Operating expenses reduced 1.6% reflecting the transformation initiatives which have been undertaken in IMS including the rebasing of the Asian and American operations, partially offset by increased staffing costs mainly as a result of EBA salary increases in January 2006. The number of FTE’s has increased slightly on a spot basis, with the reduction of FTE from transformation initiatives offset by new business initiatives and continued investment in enhancing the control environment.

The write-back in the charge for bad and doubtful debts (29.2%) is mainly due to the impact of AIFRS on the treatment of new lending facilities, partially offset by a small specific provision taken in the March 2006 half year.

The return on average external assets has marginally improved by 2 basis points to 0.49% mainly due to the reduction in the average trading derivative assets which occurred towards the end of the September 2005 half year period.  On a spot basis trading derivatives were relatively flat compared to 30 September 2005.  With the focus of IMS on improving return on equity, the principal measure is increasing the return on average risk weighted assets which improved 12 basis points (15.6%).

The reported net interest margin, which has increased by 27 basis points, has been significantly impacted by the changes to accounting under AIFRS outlined above.  The underlying net interest margin, excluding AIFRS impacts, has improved by 8 basis points primarily as a result of the strategy to exit low yielding assets combined with an increase in lending to higher yielding counterparties.

The effective tax rate for IMS has increased from 12.5% in the September 2005 half to 24.5% in the March 2006 half. This is primarily a result of a reduced number of Structured Finance transactions in Europe and New Zealand in the March 2006 half year following legislative changes.

Reported average external interest-earning assets remained flat on the September 2005 half year average. Under AIFRS, bill acceptances of $3.3 billion are now reported as interest earning assets (previously non interest earning). Largely offsetting this movement is the AIFRS treatment of securitisation vehicles which were included in the September 2005 half year average assets and are now not included in the March 2006 half year average assets due to the deconsolidation of these vehicles following a restructure of these arrangements. Average internal interest earning assets have increased primarily as a result of changes in the Group’s funding requirements. On a spot basis and excluding the impact of AIFRS and exchange rate movements, external interest-earning assets have increased by $10.8 billion (14.0%) mainly as a result of new business initiative related increases in lending to higher yielding counterparties and period end increases in the March 2006 half in Markets assets arising from client based bond and funding activities.  However, IMS is principally focussed on the level of risk weighted assets (rather than the level of gross assets) which including the deconsolidation of securitisation vehicles, have reduced $10.5 billion (15.2%) from 30 September 2005 to 31 March 2006.

Asset quality remains strong, however the level of exposures rated as investment grade or above has marginally reduced from 94.1% at 30 September 2005 to 92.3% at 31 March 2006 due to the strategic decision to exit low yielding assets which are typically investment grade.  The level of gross non-accrual loans to gross loans and acceptances has improved from 1.04% at 30 September 2005 to 0.81% at 31 March 2006, mainly due to the reduction in non accrual loans as a result of recoveries, loans restored to performing status and the write off of a historical non performing facility. The reduction in non accrual loans has also favourably impacted the specific provision coverage to gross impaired assets ratio.

Financial performance – movement on March 2005 half

Cash earnings before significant items of $286 million decreased by 4.0% on the March 2005 half year. However, after excluding the earnings from the Irish Banks sold in the March 2005 half year, cash earnings decreased by 2.4%.

Underlying profit decreased 7.7% on the March 2005 half as a result of:

•                  Total income was 4.5% lower than the March 2005 half year, with net interest income up by 68.2% and other operating income down by 41.7%. Excluding the impact of AIFRS on the income mix, (with $131 million of income reclassified as net interest income as outlined above), net interest income increased by 17.4% and other operating income decreased 15.7%.  Overall, the decrease in income of 4.5% was primarily as a result of the impact of the strategies employed to improve return on equity across all IMS product portfolios, including rebasing of the Asian and US operations, sale of the Irish banks and legislative changes in Europe reducing Structured Finance activity, partially offset by strong performance in the Markets business as a result of increased client sales due to recent interest and exchange rate volatility and improved performance in Financial Institutions and Credit Products as a result of new business initiatives.

•                  Operating expenses reduced by 1.1% primarily due to the impact of the transformation initiatives including rebasing of the Asian and US operations and the sale of the Irish banks. This has also contributed to the reduction in FTEs.

The write-back in bad and doubtful debts in the March 2006 half versus the March 2005 charge (135.4% lower) is primarily due to the high level of specific provisions taken in the March 2005 half.

Return on average risk weighted assets improved 10 basis points to 0.89% (12.7%) due to the ongoing focus of releasing low yielding risk weighted assets which resulted in a reduction of capital deployed in IMS of $830m.

After taking into account reclassification of bill acceptances under AIFRS and the deconsolidation of securitisation vehicles following the restructure of arrangements, average external interest-earning assets reduced by $6.8 billion (6.8%). This was driven by the strategic decision to release capital invested in low yielding assets in order to improve returns in the IMS business, and as a result of legislative changes in Europe reducing the level of Structured Finance assets. This also contributed to the reduction in gross loans and acceptances.

Asset quality remains strong, however the level of exposures rated as investment grade has marginally reduced from 94.8% at 31 March 2005 to 92.3% at 31 March 2006 due to the strategic decision to exit low yielding assets which are typically investment grade. The level of non-accrual loans has reduced by $168 million (33.7% lower) with the sale of certain US energy and utilities exposures in the September 2005 half, together with recoveries, facilities returning to performing status, and the write off of a historical exposure in the March 2006 half year.

Management Discussion & Analysis – Group Funding and Corporate Centre

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

				Fav/(Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	$m	$m
Cash Earnings before Significant Items
Group Funding	87	32	(41)	55	128
Corporate Centre	(22)	(93)	(150)	71	128
Other	65	(61)	(191)	126	256

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This ensures divisional results are not affected by factors related to Group operations and enhances the comparability of divisional performance over time.

Group Funding recorded a surplus for the March 2006 half year of $87 million.

Financial performance – movement on September 2005 half

Compared to the Group Funding surplus of $32 million in September 2005, the $55 million increase is primarily due to:

•                       Gains from fair valuing of hedges of future cash flows within the Group;

•                       Increased interest income earned on surplus Group funds;

•                       Increase in interest income received from other Group companies in respect of funding; and

•                       A reduction in net capital benefit paid due to changes in the internal allocation model and a lowering of the risk weighted assets in the business.

Financial performance – movement on March 2005 half

Compared to the Group Funding deficit of $41 million in March 2005, the $128 million increase is primarily due to:

•                  Gains from fair valuing of hedges of future cash flows within the Group;

•                  Increased interest income earned on surplus Group funds;

•                  Increase in interest income received from other Group companies in respect of funding; and

•                  A reduction in net capital benefit paid due to changes in the internal allocation model and a lowering of the risk weighted assets in the business.

Corporate Centre

Corporate Centre comprises the following units – Group Financial and Risk Management (includes Group Treasury and Nautilus Insurance), Group People and Culture, Group Development and Office of the CEO.

Corporate Centre recorded a deficit for the March 2006 half year of $22 million.

Financial performance – movement on 30 September 2005 half year

Compared to the Corporate Centre deficit of $93 million in September 2005, the $71 million reduction in deficit is primarily due to:

•                  $49 million due to favourable income, generated through the insurance recovery relating to AUSMAQ litigation costs;

•                  $34 million due to lower personnel expenses (in part due to transfer of functions to business units in various regions, consistent with NAB’s regional model), as well as restructuring efficiencies coupled with lower levels of accruals for short term incentives in the March 2006 half as compared to the September 2005 half;

•                  Lower consultant fees of $14 million (mainly lower spending on requirements for Basel II implementation);

•                  Offset by a lower tax benefit associated with the lower deficit.

Financial performance – movement on 31 March 2005 half year

Compared to the Corporate Centre deficit of $150 million in March 2005, the $128 million reduction in deficit is primarily due to:

•                  $49 million due to favourable income, generated through insurance recoveries relating to AUSMAQ litigation costs; and

•                  $98 million for costs incurred in the March 2005 half in respect to the Northern Bank robbery and South Korean fraud, partly offset by;

•                  Increased tax expense.

SECTION 4

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2006

REPORT ON GROUP OPERATIONS & RESULTS

Report on Group Operations & Results

REPORT ON GROUP OPERATIONS & RESULTS

Directors

Directors in office at the date of this report are:

Michael A Chaney (Chairman)	Paul J Rizzo
Patricia A Cross	Jillian S Segal
Peter JB Duncan	John M Stewart
Robert G Elstone	John G Thorn
Ahmed Fahour	Geoffrey A Tomlinson
Daniel T Gilbert	Michael Ullmer
Thomas (Kerry) McDonald	G Malcolm Williamson

Board changes

Mrs Patricia A Cross and Mr Thomas (Kerry) McDonald were appointed as non-executive directors on December 1, 2005. All other directors were in office for the entire period covered by this report.

Review of Operations and Group Results

Rounding of Amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Profit before Income Tax Expense

Group profit before income tax expense increased 29.7% from the September 2005 half, and decreased 1.4% from the March 2005 half.

Net Profit attributable to members of the Company

Movement on September 2005 half

Net profit attributable to members of the Company of $1,994 million for the half year ended March 31, 2006, increased $760 million or 61.6% compared with the half year ended 30 September 2005, primarily as a result of movement in Significant Items.

Significant items are those individually significant items included in profit from ordinary activities where management believes that the inclusion of these items distorts the underlying operating results of the Group and causes difficulty in identifying underlying performance trends and issues.

The March 2006 half year result included the following after tax significant item:

•                  one off income of $270 million in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s UK defined benefit plans of $38 million after tax.

The September 2005 half year result includes the following after-tax significant items:

•                  restructuring costs of $328 million;

•                  provision for settlement of tax dispute on TrUEPrSSM of $97 million;

•                  profit on sale of $44 million on the sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks);

•                  reversal of PfG restructuring provision of $1 million.

Net profit before significant items of $1,762 million for the half year ended 31 March 2006 increased $148 million or 9.2% compared with the half year ended 30 September 2005.

Movement on March 2005 half

Net profit attributable to members of the Company of $1,994 million for the half year ended 31 March 2006, decreased $764 million or 27.7% compared with the half year ended 31 March 2005.

The March 2006 half year result included the following after tax significant item:

•                  one off income of $270 million in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s UK defined benefit plans of $38 million after tax.

The March 2005 half year result included the following after tax significant items:

•                  profit on sale of Northern Bank Limited and National Irish Bank Limited (the ‘Irish Banks’) after all disposal costs of $1,276 million;

•                  restructuring costs of $248 million;

•                  reversal of a provision in relation to foreign currency options trading losses of $24 million (after-tax); and

•                  reversal of PfG restructuring provision of $6 million.

Net profit before significant items of $1,762 million for the half year ended 31 March 2006 increased $62 million or 3.6% compared with the half year ended 31 March 2005.

Net Interest Income

Net interest income increased 20.7% from both the September 2005 half and the March 2005 half.  The result reflects the favourable impact of the full adoption of AIFRS in the March 2006 half year.  Excluding the impact of AIFRS, net interest income has increased 5.2% from the September 2005 half due to strong volume growth in all regions and 5.2% from the March 2005 half year.

Volumes by Division

				Fav/(Unfav)
	Half Year to			Change on Sep 05
	Mar 06	Sep 05	Mar 05		Ex FX
	$bn	$bn	$bn	%	%(2)
Average interest-earning assets (1)
Australian Banking	194.5	158.5	148.9	22.7	22.7
UK Banking	48.3	43.1	53.7	12.1	13.2
New Zealand Banking	31.5	29.8	27.4	5.7	6.2
Institutional Markets & Services	135.6	131.4	141.7	3.2	3.4
Other (3)	(45.8)	(39.7)	(43.8)	(15.4)	(16.4)
Group average interest-earning assets	364.1	323.1	327.9	12.7	12.9

(1)       Average interest-earning assets include bill acceptances of $35.8bn in the March 2006 half year under AIFRS and intercompany balances.

(2)       Change expressed at constant foreign exchange rates.

(3)       Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $41.0 billion, or 12.7% on the September 2005 half. This was driven primarily by a $12.6 billion increase in loans and advances and the inclusion of $35.8 billion bill acceptances that are reported in the March 06 period as interest earning assets under AIFRS.

The $12.6 billion increase in loans and advances on the September 2005 half reflects the continued growth in the Group’s housing book and improved business lending.  Key factors contributing to this outcome were:

•                  Australian Banking growth of $5.9 billion (5.7%) in housing lending on the September 2005 half.  Non-housing lending grew $3.2 billion (6.8%) primarily in fixed-rate interest-only term lending and leasing, which increased 9.1% and 8.6% respectively;

•                  Average housing loans in UK Banking increased 18.3% at constant exchange rates on the September 2005 half, due to the growth of the integrated Financial Solutions Centres and the continued development of the Third Party Distribution channel.  Average non-housing loan balances in the UK grew 13.0% at constant exchange rates, with growth primarily in overdrafts and variable-rate term lending;

•                  New Zealand Banking’s average housing portfolio increased 6.7% at constant exchange rates on the September 2005 half reflecting the continued success of the ‘Unbeatable’ campaigns while business lending grew 6.6%, at constant exchange rates;

•                  Institutional Markets & Services average core lending decreased $2.3 billion or 5.8% on the September 2005 half mainly due to the deconsolidation of special purpose vehicles under AIFRS.  Lending to higher yielding counter-parties as a result of new business initiatives has largely offset the planned reduction of low yielding assets.

Average marketable debt securities declined $11.7 billion (33.5%) primarily as a result of $5.7 billion run-off of custodian assets in Australian Banking and an AIFRS transitional adjustment where $5.6 billion in acceptances repurchased by the Group as part of trading activities have been reclassified from trading securities to bill acceptances.

Net Interest Margin

Group net interest margin increased 17 basis points during the half year from 2.14% to 2.31%.  Compared to the March 2005 half, the net interest margin has increased 19 basis point from 2.12%.

The changes to accounting under AIFRS in the March 2006 half year has had a favourable 9 basis point impact in the current half.  After adjusting for AIFRS impacts, the Group net interest margin has increased 8 basis points from the September 2005 half primarily due to the reduction in low margin assets in several businesses.

Divisional net interest margin movements on the September 2005 half are summarised as follows:

•                  Australian Banking margin declined by 9 basis points. Excluding the unfavourable AIFRS impact, the net interest margin has increased 2 basis points on the September 2005 half due to the reduction in custodian assets invested in low margin products and a favourable rate environment.  This was partly offset by the ongoing competitive pressure on margins and the continuing shift in the balance sheet to lower-margin home loans and deposit products;

•                  UK Banking margin declined by 9 basis points.  Excluding the favourable AIFRS impact in the current half and the income from the Irish Banks’ sale proceeds in the previous half, the net interest margin has decreased 20 basis points.  This reflects the managed margin contraction as part of the expansion strategy together with the planned shift to lower margin products across the lending and deposit portfolios that has been partly offset by an increased contribution from interest rate management.

•                  New Zealand Banking’s margin increased by 6 basis points.  Excluding the favourable AIFRS impact, the net interest margin has increased by 1 basis point due to favourable deposit margins and stable housing margins as a result of effective margin management that has been partly offset by competitive pressure for business and card products and changes in portfolio mix with growth in lower-margin fixed rate products;

•                  Institutional Markets & Services’ margin increased by 27 basis points reflecting the significant impact of accounting changes under AIFRS.  After adjusting for AIFRS impacts the net interest margin has increased by 8 basis points resulting from the exit of low yielding assets and increased lending to higher yielding counter-parties; and

•                  Group Funding’s net interest income has increased, reflecting the results of the Group’s ongoing funding activities and capital management.

As a result, on a weighted basis, the key contributor to the Group’s 17 basis point net interest margin increase were Institutional Markets & Services contributing 9 basis points of the increase on a weighted basis, followed by Australian Banking contributing 6 basis points.  This reflects the positive impact of the planned reduction in low margin investments across the Group and the relative growth in higher margin products.

Net interest margin – contribution to the movement in the Group net interest margin on the September 2005 half

Gains Less Losses on Financial Instruments at Fair Value

Movement on September 2005 half

Gains less losses on financial instruments at fair value decreased by $90 million or 30.7% on the September 2005 half (or 30.0% at constant exchange rates) mainly due to the recognition of hedging ineffectiveness of $31 million and the inclusion of derivatives costs associated with short term funding under AIFRS. Under AIFRS derivatives associated with funding activity are fair valued and recognised in trading income. Previously under AGAAP, these costs were treated as hedges and accrual accounted, and incorporated as part of net interest income.

Movement on March 2005 half

Gains less losses on financial instruments at fair value decreased by $143 million on the March 2005 half mainly due to the recognition of hedging ineffectiveness of $31 million and the inclusion of derivatives costs associated with short term funding under AIFRS. Under AIFRS derivatives associated with funding activity are fair valued and recognised in trading income. Previously under AGAAP, these costs were treated as hedges and accrual accounted, and incorporated as part of net interest income.

Other Operating Income

Movement on September 2005 half

Other operating income decreased $548 million or 20.3% (or 20.2% at constant exchange rates) on the September 2005 half to $2,146 million which reflects the following factors:

•                  Loan fees fell by $375 million reflecting the impact of AIFRS for effective yield ($143 million) and reclassification of income on Bill Acceptances to net interest income ($274 million) partly offset by an increase in fees driven by the volume growth in the UK integrated Financial Solutions Centres and third party distribution channel and in the Australian region;

•                  Revaluation losses on exchangeable capital units of $153 million;

•                  A one off profit on a UK property transaction of $51 million received in the September 2005 half; and

•                  A decline of $40 million in money transfer fees and foreign exchange income.

Partly offset by:

•                  Income received of $49 million generated primarily through the insurance recovery relating to AUSMAQ Litigation costs;

•                  Receipt of a $20 million creditor profit share in the UK (which is only received in the first half of each year);

•                  Proceeds from the sale of the UK Discretionary Investment management business to Tilney Investment Management of $13 million; and

•                  An increase in income for the provision of transitional services to Danske Bank A/S of $13 million (with offsetting expense recorded in operating expenses).

Movement on March 2005 half

Other operating income decreased by $411 million or 16.1% (or 15.4% at constant exchange rates) on the March 2005 half to $2,146 million.  Excluding the impact of the Irish Banks, other operating income declined $339 million or 13.6% which reflects the following factors:

•                  Loan fees fell by $332 million reflecting the impact of AIFRS for effective yield ($143 million) and reclassification of income on Bill Acceptances to net interest income ($274 million) and the sale of the Irish Banks.  This has been partly offset by an increase in fees driven by the volume growth in the UK integrated Financial Solutions centres and third party distribution channel and in the Australian region; and

•                  Revaluation losses on exchangeable capital units of $153 million.

Partly offset by:

•                  An increase in income for the provision of transitional services to Danske Bank A/S of $48 million (with offsetting expense recorded in operating expenses);

•                  Income received of $49 million generated primarily through the insurance recovery relating to AUSMAQ Litigation costs;

•                  Proceeds from the sale of the UK Discretionary Investment management business to Tilney Investment Management of $13 million;

•                  Increased income of $20 million reflecting higher master custody and custodian fees driven by customer growth and increased fee income driven by growth in funds under management in Wealth Management Australia; and

•                  Additional fleet service fees and rental income of $27 million.

Operating Expenses

Movement on September 2005 half

Operating expenses (excluding charge to provide for doubtful debts and significant expenses) fell $209 million or 5.1% (or 4.9% at constant exchange rates) on the September 2005 half to $3,884 million. Including the ongoing costs of the Group’s UK defined benefit plans of $54 million (refer to note 3), operating expenses fell $155 million or 3.8% (or 3.6% at constant exchange rates) to $3,938 million. In particular:

•                  Operational risk losses decreased by $71 million, primarily driven by a reduction in costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans ($111 million in the September 2005 half; $53 million in the current half);

•                  Professional fees reduced by $50 million, primarily as a result of a reduction in consulting fees relating to the Group’s compliance projects;

•                  A reduction in communication costs of $20 million as a result of finalisation of projects and lower network costs after the completion of ATM contracts; and

•                  A reduction in other general expenses, mainly due to the application of effective yield requirements to loan related fee origination costs now deferred of $43 million, $30 million costs of financial planners in the September 2005 half year which are now classified within personnel expenses, and impairment on the Group’s Custom Fleet assets of $16 million in the September 2005 half that did not recur in the current period;

Partly offset by:

•                  Personnel expenses (excluding superannuation and equity based payments), which increased by $68 million (4.0% growth), reflecting salary increases and additional provisions for performance based remuneration. Benefits achieved from restructuring programmes throughout the Group have been partially offset by an increase in the number of contractors in the Australian region as a result of increased investment in critical infrastructure and business efficiency initiatives;

•                  Higher fees and commissions of $26 million, mainly due to the application of effective yield requirements resulting in items no longer satisfying deferral criteria and an increase as a direct result of growth in funds under management in Wealth Management Australia; and

•                  Higher general expenses of $13 million from the provision of transitional services to Danske Bank A/S.

Movement on March 2005 half

Operating expenses (excluding charge to provide for doubtful debts and significant expenses) decreased $18 million or 0.5% (or increased 0.4% at constant exchange rates) on the March 2005 half year to $3,884 million.  Including the ongoing costs of the Group’s UK defined benefit plans of $54 million (refer to note 3), operating expenses increased $36 million or 0.9% (or 1.9% at constant exchange rates) to $3,938 million.  Excluding the impact of the Irish Banks, operating expenses increased $205 million or 5.5%, reflecting:

•                  Growth in personnel expenses (excluding superannuation and equity based payments) of $144 million (8.8% growth), reflecting salary increases and additional provisions for performance based remuneration. Benefits achieved from restructuring programmes throughout the Group have been partially offset by recruitment to support and frontline operations and an increase in the number of contractors in the Australian region as a result of increased investment in critical infrastructure and business efficiency initiatives;

•                  Higher equity based payments of $30 million, due to higher performance based remuneration;

•                  An increase of $56 million in the charge to provide for operational risk losses, primarily driven by costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans;

•                  Higher fees and commissions of $67 million, mainly due to the application of effective yield requirements resulting in items no longer satisfying deferral criteria and increases as a direct result of growth in funds under management in Wealth Management Australia and growth strategies in the United Kingdom;

•                  Costs associated with the sponsorship of the 2006 Melbourne Commonwealth Games; and

•                  Higher general expenses of $48 million from the provision of transitional services to Danske Bank A/S;

Partly offset by:

•                  Lower superannuation costs of $30 million, due primarily to an updated actuarial review in New Zealand in the March 2005 half;

•                  One-off costs incurred in the March 2005 half of $98 million associated with the Northern Bank robbery and a legal action in South Korea; and

•                  A reduction in other general expenses, mainly due to the application of effective yield requirements to loan related fee origination costs now deferred of $43 million and $24 million costs of financial planners in the March 2005 half year which are now classified within personnel expenses.

Asset Quality

Although the Australia and United Kingdom regions have been in a rebuilding phase and Institutional Markets and Services in a refocus and stabilising phase, the Group generated growth across its portfolio of gross loans and acceptances in a continuing benign credit environment. During the six months to 31 March 2006:

•                  The Australian region continued to generate growth across its portfolio, and maintained its strong position in business and private banking;

•                  The United Kingdom region generated growth pursuant to its strategy under its integrated Financial Services Centre model;

•                  Although the volume of non accrual loans fell, there has been a slight increase in the ratio of “90 day past due loans to total loans”, particularly in Australia.  Although this ratio is influenced by seasonal factors arising from the Christmas and January/February holiday period, it may be the first indication that the credit cycle (which had bottomed over the past two to three years) has begun to emerge from its cyclical low;

•                  The transition from AGAAP to AIFRS resulted in expected reductions in the Group’s level of bad & doubtful debt provisions, however, coverage levels remain satisfactory.

The Group’s credit framework remains robust and has continued to be enhanced by improvements to processes which has assisted the Group’s growth initiatives via:

•                  Resources being more effectively positioned to focus on client solutions and cross selling opportunities;

•                  Increased speed to market with enhanced turnaround times; and

•                  An overall improvement in customer experience.

Asset composition

The volume of gross loans and acceptances(1) for the Group grew by 7% (excluding AIFRS adjustments) in the March 2006 half year to $322 billion (September 2005 half year increase 7%), largely from strong growth in the geographic regions of Australia, $12 billion (6%) to $222 billion, and the United Kingdom $8 billion (15%) to $62 billion. Including $6 billion of AIFRS adjustments to acceptances in the March 2006 half the Group increased gross loans and acceptances by 9% over the September 2005 half year.

Housing loans remain the largest product segment and amount to $162 billion as at 31 March 2006 (September 2005: $152 billion).  AIFRS transitional adjustments to acceptances have resulted in the proportion of housing in the portfolio reducing from 52% to 50%. Term loans grew by $7 billion (9%).

Gross Loans & Acceptances by Geography as at 31 March 2006	Gross Loans & Acceptances by Product as at 31 March 2006

(1)       Includes both loans at amortised cost and at fair value. These are presented separately in the balance sheet.

The regional businesses grew strongly over the March 2006 half as a result of the successful implementation of strategies to lift sales and service standards in their businesses.  The initial success of these strategies is illustrated by the strong growth rates generated by Australia* (6%), United Kingdom* (18%) and New Zealand* (7%) prior to exchange rate movement.

Volume of Gross Loans & Acceptances by Region

* Operations excluding Institutional Markets & Services

Trends in the ratings of non-retail exposures and security coverage

Over the March 2006 half the Group has grown its portfolio without materially altering the overall credit quality. The volume of non-retail investment grade equivalent (AAA to BBB-) exposures remains at 76% (FY05: 76%) of the portfolio. However within the investment grade equivalent segment of the portfolio, there has been a decrease of 2% in AAA to BBB+ volumes as a result of Institutional Markets & Services continuing its active capital management program.

As part of the Group’s continuous improvement program and Basel II system and process enhancements, new corporate risk rating (probability of default) and security indicator (loss given default) models will be implemented globally over the next twelve months commencing August/September 2006.  The new models are better tailored to various industry segments and regional geographies and increase the granularity of the risk grade scale from 16 to 26 levels and the granularity of security indicators from 4 to 10.

Sample testing to date, however, has indicated that there will be no material impact on loan loss provisioning.

Institutional/Corporate and Business	Institutional/Corporate and Business
Customer Rating Distribution*	% of well secured lending

The proportion of well-secured facilities in the non-retail portfolio increased by 1 percentage point during the March 2006 half to 50% of the portfolio. The Group defines a loan to be well secured where bank security is greater than 100% of the facility.

Accruing loans 90 days past due

The proportion of past due loans to gross loans & acceptances increased in the half from 0.28% to 0.30% (partly the result of seasonal issues) resulting in the volume of past due facilities rising in the six months to 31 March 2006 by 17% to $963 million. The increase was primarily driven by Australian housing loan exposures.  The Australian region actively manages its past due exposures amending business strategies as appropriate and taking into account its low write off experience and relationship approach to collections.

The movement in Asia from 0.01% to 0.06% is largely from an increase in past due loans from a low base to $1 million.

Proportion of 90 day past due loans to
gross loans and acceptances by Geography

90 day past due facilities consist of well-secured accruing loans that are more than 90 days past due and portfolio-managed facilities that are not well secured but between 90 and 180 days past due.

Non-accrual loans

Non-accrual loans fell in the March 2006 half year by $43 million to $979 million and as a proportion of the portfolio fell from 0.34% to 0.30%. The largest reductions occurred in New Zealand (36% reduction to $66 million) following the repayment and partial write off of impaired facilities relating to one large agribusiness client, and the full exit of non-accrual loans in the United States, after the gross $26 million write off of their only impaired asset. Non-accrual loans rose in Australia by less than 2% to $769 million.

Gross Non-Accrual Loans*

Net Write Offs

As a proportion of gross loans and acceptances the ratio of half yearly net write offs remains unchanged at 0.07%, however the volume of net write offs in the half year to 31 March 2006 amounted to $225 million, being $32 million higher than the September 2005 half year volume.

The increase in volume is primarily due to a rise in retail net write offs. Business net write offs continue to trend towards cyclical lows – and have been assisted by the benign credit environment and solid asset prices.

Half Yearly Net Write-Offs by Geography

Regionally, the rise in New Zealand to $27 million is attributable to the $20 million partial write off of one large agribusiness non-accrual exposure. Similarly the increase in the United States to $23 million is from the complete write off of their only impaired asset offset by minor recoveries on other previously written off exposures. The 19% increase in Europe to $126 million is mostly from increases in write offs in the unsecured segment of the retail portfolio.

Provisioning coverage

The provisioning coverage ratio was adjusted as at 1 October 2005 as a result of the transition from AGAAP to AIFRS. This resulted in the coverage ratio decreasing from 236% to 198%.

During the six months to 31 March 2006 the AIFRS coverage ratio has improved to 209%.

The ratio of collective provisions to total credit risk-weighted assets is 0.62% at 31 March 2006 on an AIFRS basis.

From 1 July 2006, a general reserve for credit losses will be established to align coverage ratios with APRA’s proposed benchmark of 0.5% of total risk-weighted credit risk assets (refer capital adequacy note in the supplementary section).

Coverage Ratio*

Retail portfolio

The retail portfolio grew strongly over the March 2006 half by 7% to $174 billion.

During this period, the volume of 90-day delinquent loans increased by 6 basis points to 0.63%, driven primarily by increased delinquencies in the Australian region.

The gross 12-month rolling write off rate for the Group’s retail portfolio rose by only 1 basis point to 0.29% driven by a rise in the write off rate in the United Kingdom unsecured portfolio.  Australia maintained its 12-month rolling write off rate at 0.12% as a result of its strong collection and work out performance, assisted by the maintenance of strong asset prices.

90+ Delinquency and Gross 12 Month

Rolling Write Off Rates for Retail Lending

Taxation

Total income tax expense for the March 2006 half of $1,341 million, was $260 million or 24.1% higher than the September 2005 half and $608 million or 82.9% higher than the March 2005 half.

The effective tax rate excluding statutory funds attributable to the life insurance business for the March 2006 half of 31.2% is consistent with the Group’s corporate tax rate of 30% and compares to 38.0% for the September 2005 half and 17.4% for the March 2005 half.

The higher income tax expense for the current half reflects higher operating profits before tax in all businesses and increased tax expense attributable to the statutory funds of the life insurance business. The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

The effective tax rate excluding statutory funds attributable to the life insurance business for the September half of 38.0% was adversely impacted by $97 million in respect of the settlement of a tax dispute with the Australian Taxation Office (ATO) and a $21 million adjustment during the September 2005 half to the non-assessable profit on the sale of the Irish Banks. Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the September 2005 half was 30.7%.

The effective tax rate excluding statutory funds attributable to the life insurance business for the March 2005 half of 17.4% was favourably impacted by a once-off tax benefit in relation to the non-assessable profit on sale of the Irish Banks amounting to $393 million. Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the March 2005 half was 30.2%.

The effective tax rate excluding statutory funds attributable to the life insurance business for the 2005 year was 24.6%, favourably impacted by the non-assessable profit in respect of the sale of the Irish Banks, partly offset by the settlement of the ATO tax dispute. Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the 2005 year was 30.5%.

For details of the Group’s contingent tax liabilities refer to note 15 of the Financial Report.

Significant Items

Pensions revenue

The agreement by staff members and trustees to reforms to the UK pension schemes has resulted in a credit to significant revenue of $270 million ($232 million after tax). Refer to note 3 for a break down of this further details.

Balance Sheet

Total assets at 31 March 2006 increased to $459,224 million from $422,598 million at 30 September 2005 and $406,280 million at 31 March 2005. Excluding the impact of exchange rate movements, total assets grew $32,760 million or 7.7% during the half. This increase was driven by the growth in loans and advances (including loans accounted for at fair value), customer acceptances and life insurance business investments, partly offset by a decline in marketable debt securities (trading, available for sale and held to maturity investments).

Total liabilities at 31 March 2006 increased to $433,151 million from $391,044 million at 30 September 2005 and $376,677 at 31 March 2005. Excluding the impact of exchange rate movements, total liabilities grew $39,376 million or 10.0% during the half. This increase was driven by the growth in deposits and other borrowings (including deposits accounted for at fair value), liability on acceptances, life insurance policy liabilities and bonds, notes and subordinated debt. Liabilities have also increased as a result of minority interests relating to the life insurance business being reclassified to liabilities from October 1, 2005 under AIFRS.

Total equity at 31 March 2006 in the Group decreased to $26,073 million from $31,554 million at 30 September 2005 and $29,603 million at 31 March 2005. However, excluding minority interests relating to the life insurance business of $6,224 million, which were reclassified to liabilities from 1 October 2005 under AIFRS, total equity increased by $743 million during the half. This increase was primarily driven by an increase in contributed equity, reflecting ordinary share issues, dividend reinvestment and conversion of exchangeable capital units to ordinary shares.

Further discussion on the significant movements in categories of the balance sheet follows:

Lending

				Fav/(Unfav)
	As at			Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
	$m	$m	$m	Ex FX%	Ex FX%
Housing
Australia	123,860	117,718	109,605	5.2	13.0
UK	20,891	17,175	15,289	15.3	36.1
New Zealand	16,431	16,393	15,399	6.8	14.8
Asia	502	494	617	(4.6)	(24.6)
Total housing	161,684	151,780	140,910	6.5	15.5

Term lending (1)	80,663	74,455	72,455	8.0	12.6
Other lending (1)	42,805	42,963	41,926	(1.9)	2.4
Bill acceptances	37,266	27,627	21,567	34.9	72.8
Total lending (gross loans & acceptances)	322,418	296,825	276,858	8.2	17.1

(1)  Includes loans accounted for at fair value of $14,396 million as at 31 March 2006. On the balance sheet, these amounts are included within other financial assets at fair value.

Housing lending has increased by $9,904 million or 6.5% (excluding foreign exchange movements) from the September 2005 half to $161,684 million supported by continued strong residential mortgage markets across all regions.

In Australia, housing lending increased by 5.2% from the September 2005 half, reflecting continued strong growth in the housing sector and sound economic conditions, despite a slight decrease in market share, which reflects the restructure of the proprietary distribution channel and a deliberate strategy to reduce the amount of business through third party channels. The housing lending growth reflects both variable rate products (including 100% offset accounts) as well as fixed rate-lending products.

In the UK, housing lending increased by 15.3% (excluding foreign exchange movements) from the September 2005 half, reflecting strong growth across the Integrated Financial Solution Centres (with the opening, upgrading and relocation of more centres), continued growth in the third party distribution channel (inception in May 2004) and the branch network. The UK is continuing to successfully implement its strategy of increasing housing lending and target volume growth expansion strategies, with significant growth in variable rate lending, particularly the highly promoted offset mortgages.

In New Zealand, housing lending increased by 6.8% (excluding foreign exchange movements) from the September 2005 half, with market share remaining constant at March 2006, despite an intensively competitive

New Zealand banking environment. Lending volumes grew during the half, driven by sound systems growth in fixed rate housing loans and the continued success of Bank of New Zealand’s “Unbeatable” housing campaign.

Business lending volumes have grown over the half, in all regions, reflecting a combination of strong economic conditions in all regions, increased market share in Australia, continued growth in the UK across the Integrated Financial Solution Centres and New Zealand’s core strength in business banking.

Bill acceptances increased by $9,639 million or 34.9% during the March 2006 half. However as a result of 1 October 2005 AIFRS transition adjustments, acceptances repurchased by the Company as part of trading activities have been reclassified from trading securities to bill acceptances. Excluding the impact of this reclassification, volumes have grown 14.8% over the half as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and held to maturity investments) decreased by 38.7% to $16,225 million during the March 2006 half. The reduction in these securities mainly reflects 1 October 2005 AIFRS transition adjustments, including the accounting for bill acceptances repurchased by the Company and the reclassification of certain securities transferred to other financial assets at fair value following the introduction of this category under AIFRS.

Life insurance business investments and life insurance policy liabilities

Life insurance business investments increased by $4,290 million or 8.6% during the March 2006 half to $54,073 million. This increase in life insurance business investments primarily reflects growth in funds under management and continued strong equity market conditions, particularly international markets.

The increase in life insurance business investments was largely offset by an increase in life insurance policy liabilities as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses. As a result, life insurance policy liabilities have increased by $4,223 million or 10.0% to $46,346 million.

Deposits and other borrowings

Total deposits and other borrowings (including deposits and other borrowings at fair value) increased by $3,749 million or 1.8% (0.8% excluding foreign exchange movements) during the March 2006 half to $216,306 million.

Total deposits (including deposits at fair value) increased by $4,278 million or 2.3% (1.4% excluding foreign exchange movements) to $190,305 million during the March 2006 half. This increase reflects sound growth in retail deposit volumes (on-demand and savings deposits), particularly in Australia and the UK. In Australia, growth has resulted from the success of several products launched late in the September 2005 half, such as Business Cash Maximiser deposit products and the iSaver product that was introduced in mid-September 2005 as an alternative to product offerings from competitors. Growth in the UK was primarily in retail term deposits and the current account plus product, driven by the continued expansion of the Integrated Financial Solutions Centres across England, as well as improved sales focus and pricing initiatives offered. The increase in retail deposits has been partly offset by a decrease in certificates of deposits in Australia, primarily reflecting the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Other borrowings have decreased by $529 million or 2.0% (3.7% excluding foreign exchange movements) to $26,001 million during the March 2006 half. This decrease again mainly reflects the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased by $14,232 million or 34.3% during the March 2006 half to $55,722 million. This increase substantially reflects the issuance undertaken to fund asset growth and reflects the Group’s current strategy of reducing reliance on short-term funding and lengthening the term debt maturity profile. This is achieved through utilising various debt issuance programs available to the Group.

During the half, Clydesdale Bank and Bank of New Zealand also issued debt under the Group’s US$30 billion global medium term program. Issuing by these entities in their own name, unguaranteed by National Australia Bank Limited, will further increase the Group’s access to a diverse and liquid investor base within the global capital markets.

Capital Position

Capital ratios and risk-weighted assets are set out below:

	Target	As at
	ratio	31 Mar 06	30 Sep 05	31 Mar 05
	%	%	%	%
ACE ratio	4.75 – 5.25	5.77	5.49	5.84
Tier 1 ratio	7.0 - 7.5	8.05	7.86	8.30
Total capital ratio	10.0 -10.5	10.73	10.45	11.37

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Risk-weighted assets – credit risk	288,350	276,540	266,854
Risk-weighted assets – market risk	13,474	13,293	12,294
Total risk-weighted assets	301,824	289,833	279,148

Movement in ACE Ratio

Impact of the Australian Equivalents of International Financial Reporting Standards (AIFRS) on Regulatory Capital – effective 1 July 2006

APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of material AIFRS adjustments to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006 (refer supplementary information Note 3).  Final APRA standards on AIFRS are expected shortly and the Group is currently discussing its transitional arrangements with APRA.

Capital Movements during the period

There has been no change to the National’s target capital ranges during the March 2006 half.

In addition to regulatory capital ratios, the National uses the adjusted common equity (ACE) ratio as a key capital target.  It measures the capital available to support the banking operations, after deducting the Group’s investment in its wealth management operations.  As at 31 March 2006, the ACE ratio was 5.77%, an increase from 5.49% at 30 September 2005.  Refer to supplementary information note 3 regarding the components of the ACE ratio.

The Group’s ACE and Tier 1 ratios increased during the half and are above the top end of our stated target ranges at 31 March 2006.  The increase in these ratios principally reflects the conversion of $545 million exchangeable capital units into ordinary shares. The increase in the total capital ratio also reflects the issue of GBP 250 million subordinated debt by Clydesdale Bank.

The continuing initiative to reduce low return risk-weighted assets in the Institutional Markets & Services business resulted in a reduction in credit risk RWAs of approximately $7 billion in the half year to March 2006.

As directed by APRA, the National currently uses the standard method to calculate the market risk capital component of risk-weighted assets.  During the half there was an increase of $181 million in the market risk component of risk-weighted assets.  Using an internal model, which was applied prior to 31 March 2004, the market risk component of risk-weighted assets at 31 March 2006 amounted to $2,746 million, down from $3,217 million at 30 September 2005.  The effect of using the standard method to calculate the market risk component of risk-weighted assets was an increase of $10,728 million (compared to $10,076 million at 30 September 2005).

APRA’s proposals on Tier 1 hybrid capital

On 7 April 2006, APRA released draft prudential standards on Tier 1 hybrid capital.   Based on these proposals, hybrid Tier 1 capital will be classified into two categories being Innovative Tier 1, which will be limited to 15% of net Tier 1 capital, and a new category of Non-Innovative Tier 1 representing 10% of net Tier 1 capital.  Non-Innovative Tier 1 capital includes perpetual non-cumulative preference shares issued either on a stand-alone basis or via a stapled structure.  APRA proposes to introduce these rules from 1 July 2006, however the new limits will not apply until 1 January 2008, coinciding with the implementation of the Basel II Framework. A further transitional period, until 1 January 2010, will apply for entities that are materially affected by the proposed changes.

Other Matters

Claim for compensation for foreign currency options trading losses

In September 2005, the Company issued letters of demand claiming compensation exceeding $539 million against ICAP plc and another broker in relation to the foreign currency options trading losses announced in January 2004.

The Company is seeking compensation for losses including foreign currency trading losses, additional expenses and loss of profit as a result of the disruption to foreign currency options trading services.  The Company has also indicated its intention to seek exemplary damages against ICAP plc and another broker in any proceedings brought against those firms. The Company has conducted a detailed forensic investigation over the course of more than a year in preparing its claims, and has also had regard to evidence gained during inquiries by APRA and PricewaterhouseCoopers.

The Company is confident it has a strong case to seek compensation from the parties involved in the foreign currency options trading losses.  While the Company would prefer to resolve its claims against those parties by negotiation, it may be necessary for it to bring legal proceedings against them to enforce its rights.

New ongoing employment arrangement for the Company’s Managing Director and Group Chief Executive John Stewart

The Group announced in December 2005 that the Company’s Managing Director and Group Chief Executive John Stewart agreed to terms of a new ongoing employment arrangement.

Commission certifies new NAB Enterprise Agreement

The Group announced in February 2006 that it has certified a new three-year Enterprise Agreement in the Australian Industrial Relations Commission (AIRC).  The new Enterprise Agreement 2006-2009 covers all employees, including NAB and MLC staff formerly covered by separate agreements.

UK staff support changes to UK pension schemes

The Group announced in March 2006 that its UK staff have supported a series of reforms to their final salary and defined contribution pension schemes.

The proposed reforms were put to a ballot of the members of the three defined benefit schemes (approximately 7,000 in the Clydesdale Bank and Yorkshire Bank schemes, 800 in the National Australia Bank scheme) and the 1,200 members of the defined contributions scheme.

Key aspects of the proposed reforms to the defined benefit schemes are as follows:

•                 All defined benefits accrued to 31 March 2006 are unaffected and the defined benefit schemes remain non-contributory.

•                 From 1 April 2006, the defined benefit schemes moved to a structure known as “career average”, under which members earn “blocks” of pension every year. Rather than receiving a pension based solely on a final salary at retirement, the proposed structure builds pension benefits year-on-year based on a member’s annual salary.

•                 NAB will make a one-off contribution of £100 million across its three defined benefit schemes in the 2006 financial year.  This contribution will reduce the deficit with no resulting material profit and loss impact.  Further discussions will now be entered into with the Trustee boards on an appropriate basis to address the remaining deficit.

•                 The proforma AIFRS impact of these reforms on a full year, ongoing basis, would result in a pension expense reduction of between £15 million and £20 million.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Under recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice recommendations, the Managing Director and Chief Executive Officer and the Director, Finance and Risk are required to state to the Board in writing that the certifications they give to the Board under Recommendation 4.1(as to the integrity of the Company’s financial statements) are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

In relation to the 2005 financial year, these certifications given by the Managing Director and Chief Executive Officer, and the Director, Finance and Risk referred to certain matters relating to controls and procedures and internal control over financial reporting as at September 30, 2005, (as set out on pages 65 & 66 of the Company’s 2005 Annual Financial Report, and summarised below).

Progress has been made in addressing each of the matters and whilst one matter is now considered to be sufficiently remediated, several remain reported for the March 31, 2006 half year. Details of these matters, updated for any recent developments, are summarised below:

Matters reported in 2005 Annual Financial Report with relevance to March 31, 2006 half year

•                 The discovery of unauthorised trading in foreign currency options: In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options. In the investigation of those losses it was found that there were significant issues in relation to risk systems, procedures and organisational culture.  In the 2005 Annual Financial Report there were four key areas disclosed as still requiring remediation. These were:

•                Design and implementation of improved governance structures;

•                Validation of complex models;

•                Regular reconciliation of key data flows; and

•                Improvements to the corporate culture.

As of the March 31, 2006 half-year the matters surrounding the design and implementation of improved governance structures and improvements to the corporate culture have been addressed and are discussed in further detail below. Progress is ongoing with regard to the remaining two issues.

•                 The extent of manual processes necessary in order to compensate for the identified systems deficiencies: While the core financial information systems of the Company are considered sound and controlled effectively, further improvement is necessary to the Company’s disclosure controls and procedures and internal controls over financial reporting. In particular there are identified system deficiencies where the Company relies extensively on manual controls and processes together with key personnel in mitigating the risk arising from these deficiencies.

Related to this, on February 27, 2006 the Company announced to the ASX that corrections were required in relation to certain classification disclosures included in Notes 11 and 16 of the 2005 Annual Financial Report and that the classifications were derived from ancillary systems, requiring manual processing.

The operation of key manual controls and processes will continue to be reviewed and tested as part of Company’s assessment of the integrity of the internal control framework over financial reporting, as part of the Company’s Sarbanes-Oxley 404 compliance program for the full year to September 30, 2006. Management will continue to progress the resolution of the identified deficiencies to reduce the reliance on the manual controls.

Other matters reported in 2005 Annual Financial Report now addressed

•                 Organisational and cultural change: The 2005 Annual Financial Report noted the progress made in addressing the organisational cultural issues highlighted in the Company’s 2004 results following the APRA investigation into the unauthorised foreign currency option trading.  The Company has continued to address these matters and has been advised that APRA considers sufficient progress has been made for closure of the cultural remedial actions raised in that investigation, subject to ongoing monitoring and a specific review by Internal Audit later this year. This will continue to be an area of focus for senior management and the Board.

Matters reported in the 2005 Annual Financial Report not considered relevant for March 2006 half year reporting

•                 Reconciliation with US GAAP:

A reconciliation of the financial statements to US GAAP is not included in the March 2006 half year reporting and this disclosure is therefore not relevant for the March 2006 half year financial statements. Focus on this issue however continues to further improve processes for the full year to September 30, 2006. Reference should be made to the 2005 Annual Financial Report for further information.

SECTION 5

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2006

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements.
For the Group’s financial statements refer to appendix 4D filed with the ASX.

Condensed Consolidated Income Statement

CONDENSED CONSOLIDATED INCOME STATEMENT

For the half year ended	Note		Mar 06	Sep 05	Mar 05
			$m	$m	$m

Interest income			12,191	10,873	10,230
Interest expense			(7,999)	(7,401)	(6,758)
Net interest income			4,192	3,472	3,472

Premium and related revenue			460	472	434
Investment revenue			4,976	4,719	2,812
Claims expense			(262)	(303)	(287)
Change in policy liabilities			(3,891)	(3,499)	(2,071)
Policy acquisition and maintenance expense			(390)	(374)	(365)
Investment management fees			(19)	(15)	(18)
Net life insurance income			874	1,000	505

Gains less losses on financial instruments at fair value	3		203	293	346
Other operating income	3		2,146	2,694	2,557
Significant revenue
Pensions revenue	3		333	—	—
Proceeds from the sale of controlled entities	14(e	)	—	(21)	2,514
Total other income			2,682	2,966	5,417

Personnel expenses	4		(1,920)	(1,899)	(1,908)
Occupancy related expenses	4		(262)	(262)	(277)
General expenses	4		(1,702)	(1,932)	(1,717)
Charge to provide for doubtful debts	8		(270)	(253)	(281)
Significant expenses
Foreign currency options trading losses			—	—	34
Restructuring provision			—	(437)	(356)
PfG restructuring provision			—	2	9
Cost of foreign controlled entity sold	14(e	)	—	114	(1,253)
Total operating expenses			(4,154)	(4,667)	(5,749)

Profit before income tax expense			3,594	2,771	3,645
Income tax expense	5		(1,341)	(1,081)	(733)
Net profit			2,253	1,690	2,912
Net profit attributable to minority interest - Life insurance business			(259)	(456)	(154)
Net profit attributable to members of the Company			1,994	1,234	2,758

	cents	cents	cents
Basic earnings per share	118.8	73.0	173.5
Diluted earnings per share	117.7	72.8	169.4

Condensed Consolidated Balance Sheet

CONDENSED CONSOLIDATED BALANCE SHEET

		As at
	Note	31 Mar 06	30 Sep 05	31 Mar 05
		$m	$m	$m

Assets
Cash and liquid assets		10,903	8,441	6,941
Due from other banks		21,880	15,595	18,641
Trading derivatives		16,188	13,959	17,122
Trading securities		11,440	15,154	19,460
Investments - available for sale		3,080	3,860	3,484
Investments - held to maturity		1,705	7,466	8,666
Investments relating to life insurance business		54,073	49,783	43,329
Other financial assets at fair value		19,387	—	—
Hedging derivatives		166	—	—
Loans and advances	7	266,458	264,674	250,974
Due from customers on acceptances	7	37,266	27,627	21,567
Property, plant and equipment		3,794	3,829	3,818
Investments in associates and joint ventures		15	16	47
Goodwill and other intangible assets		5,429	5,458	5,436
Deferred tax assets		1,662	1,734	1,717
Other assets		5,778	5,002	5,078
Total assets		459,224	422,598	406,280
Liabilities
Due to other banks		38,964	36,322	35,020
Trading derivatives		14,246	12,613	14,911
Other financial liabilities at fair value		16,891	1,487	1,730
Hedging derivatives		587	—	—
Deposits and other borrowings	12	206,607	212,557	208,236
Liability on acceptances		31,794	27,627	21,567
Life insurance policy liabilities		46,346	42,123	38,494
Current tax liabilities		209	145	136
Deferred tax liabilities		1,574	1,226	1,101
Provisions		1,612	1,847	1,505
Bonds, notes and subordinated debt		55,722	41,490	39,610
Other debt issues		1,681	1,559	1,586
Defined benefit pension scheme liabilities		571	978	999
Managed fund units on issue		6,111	—	—
Other liabilities		10,236	11,070	11,782
Total liabilities		433,151	391,044	376,677
Net assets		26,073	31,554	29,603
Equity
Contributed equity	13	11,920	10,855	10,685
Reserves	13	714	814	826
Retained profits	13	13,439	13,661	13,985
Total equity (parent entity interest)		26,073	25,330	25,496
Minority interest in controlled entities
Life insurance business		—	6,224	4,107
Total equity		26,073	31,554	29,603

Consolidated Statement of Recognised Income and Expense

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Actuarial gains and losses from defined benefit pension plans	56	—	(68)
Cash flow hedges
Gains/(losses) taken to equity	15	—	—
Transferred to income statement for the period	(23)	—	—
Revaluation of land and buildings	—	(6)	—
Exchange differences on translation of foreign operations	290	(187)	(351)
Realised gains and dividend income on treasury shares	22	—	10
Income tax on items taken directly to or transferred directly from equity	1	3	—
Net income recognised directly in equity	361	(190)	(409)
Net profit for the period	2,253	1,690	2,912
Total net income recognised for the period	2,614	1,500	2,503

Attributable to:
Members of the parent	2,355	1,044	2,349
Minority interest	259	456	154
Total net income recognised for the period	2,614	1,500	2,503

Condensed Consolidated Cash Flow Statement

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the half year ended	Note		Mar 06	Mar 05
			$m	$m
Cash flows from operating activities
Interest received			11,485	10,301
Interest paid			(7,293)	(6,812)
Life insurance
Premiums received			3,794	3,879
Investment and other revenue received			747	693
Policy payments			(3,516)	(3,299)
Fees and commissions paid			(190)	(176)
Net trading revenue received/(paid)			2,100	(812)
Other operating income received			2,200	2,366
Cash payments to employees and suppliers
Personnel expenses paid			(1,970)	(1,878)
Other operating expenses paid			(1,820)	(2,273)
Goods and services tax paid			(25)	(23)
Cash payments for income taxes			(826)	(745)
Cash flows from operating activities before changes in operating assets and liabilities			4,686	1,221
Changes in operating assets and liabilities arising from cash flow movements
Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents			59	7
Net payments for and receipts from transactions in acceptances			869	—
Net funds advanced to and receipts from customers for loans and advances			(13,358)	(17,118)
Net acceptance from and repayment of deposits and other borrowings			(140)	3,131
Movement in life insurance business investments
Purchases			(4,226)	(6,887)
Proceeds from disposal			4,216	6,145
Net movement in other life insurance assets and liabilities			(610)	(161)
Net payments for and receipts from transactions in trading securities			(1,296)	4,807
Net payments for and receipts from trading derivatives			(2,678)	731
Net funds advanced to and receipts from other financial assets designated at fair value through profit and loss			(138)	—
Net funds advanced to and receipts from other financial designated at fair value through profit and loss			3,892	888
Net decrease/(increase) in other assets			(420)	(935)
Net increase/(decrease) in other liabilities			2,849	893
Net cash provided by/(used in) operating activities	14(a	)	(6,295)	(7,278)

For the half year ended	Note		Mar 2006	Mar 2005
			$m	$m
Cash flows from investing activities
Movement in investments - available for sale
Purchases			(9,719)	(3,172)
Proceeds from disposal			1,480	1,339
Proceeds on maturity			9,219	2,673
Movement in investments - held to maturity
Purchases			(3,047)	(12,632)
Proceeds on maturity			4,626	14,713
Movement in shares in joint venture entities
Proceeds on disposal			—	18
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	14(e	)	2	2,316
Purchase of property, plant, equipment and software			(753)	(760)
Proceeds from sale of property, plant, equipment and software, net of costs			357	209
Net cash used in investing activities			2,165	4,704
Cash flows from financing activities
Repayments of bonds, notes and subordinated debt			(1,858)	(1,116)
Proceeds from bonds, notes and subordinated debt, net of costs			14,575	6,375
Proceeds from issue of ordinary shares, net of costs			25	14
Proceeds from issue of Trust Preferred Securities II, net of costs			—	1,014
Dividends and distributions paid			(1,402)	(1,312)
Net cash provided by financing activities			11,340	4,975
Net increase/(decrease) in cash and cash equivalents			7,210	2,401
Cash and cash equivalents at beginning of period			(12,459)	(12,531)
Effects of exchange rate changes on balance of cash held in foreign currencies			(345)	570
Cash and cash equivalents at end of period	14(b	)	(5,594)	(9,560)

Financial Report - Note 1: Principal Accounting Policies

1 (a) PRINCIPAL ACCOUNTING POLICIES

This general purpose financial report for the interim half year reporting period ended 31 March 2006 has been prepared in accordance with the requirements of the Corporations Act 2001 (Cth) and AASB 134, Interim Financial Reporting.

This interim report does not contain all disclosures of the type normally found within a full annual financial report. This report should be read in conjunction with the 30 September 2005 annual financial report. The 30 September 2005 annual financial report was prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs from Australian equivalents to International Financial Reporting Standards (AIFRS) in certain respects. This report complies with AIFRS as it relates to interim financial reports.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that estimates are reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

Comparative amounts relating to the financial year ending 30 September 2005 are not prepared in accordance with AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139), AASB 132 “Financial Instruments: Presentation and Disclosure” (AASB 132) or AASB 4 “Insurance Contracts” (AASB 4) as these standards are only applicable from 1 October 2005. As a consequence, a brief explanation of the primary differences in accounting policies for comparative periods has been provided where the impact is material.

(a)          Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements as required by the relevant accounting standards.

(b)          Statement of compliance

The Group’s accounting policies have changed as a result of the adoption of AIFRS and comparatives for the interim periods ended 31 March 2005 and 30 September 2005 and full year ended 30 September 2005 have been restated accordingly. The Group has applied AIFRS retrospectively to all periods covered by this financial report and to the opening balance sheet as at 1 October 2004. However, the Group has chosen to take advantage of the exemption available within AASB 1 “First-Time Adoption of Australian Equivalents to International Financial Reporting Standards” and not restate comparatives in respect of the application of AASB 139, AASB 132 or AASB 4 Comparison of current and prior period results and financial position should be made in conjunction with the notes detailing the major impacts of the transition to AIFRS.

In accordance with AASB 1 the Group has applied exemptions relating to the following areas on transition to AIFRS:

•                  Business combinations undertaken prior to 1 October 2004 have not been re-stated;

•                  Cumulative translation differences carried within the foreign currency revaluation reserve have been deemed to be zero as at 1 October 2004;

•                  No adjustment for share based payments granted on or before 7 November 2002 has been reflected in the financial statements; and

•                  Certain previously recognised financial instruments have been designated on initial recognition at 1 October 2005 as a financial asset or financial liability at fair value through profit or loss.

(c)          Early adoptions

The Group has elected to early adopt the amendments made to AASB 119 “Employee Benefits” (revised in December 2004) for the interim period ended 31 March 2006. Comparatives have also been adjusted in accordance with AASB 108 “Accounting Policies, Changes in Accounting Estimates and Errors.”

In addition the Group has elected to early adopt the amendments made to AASB 139 by AASB 2005-4 Amendments to Australian Accounting Standards (AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038) (Fair Value Option – issued in June 2005), for the interim period ended 31 March 2006. In accordance with the approach to application of AASB 139 outlined in (b) above, comparatives have not been adjusted.

(d)          Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(e)          Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(f)            Principles of consolidation

(i) Controlled entities

The consolidated financial report comprises the financial report of the Company and its controlled entities. Controlled entities are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Entities are consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The effects of transactions between entities within the economic entity are eliminated in full upon consolidation.

Outside interest in the equity and results of the entities that are controlled by the Company are shown as a separate item, ‘minority interest’, in the consolidated financial report.

Statutory funds of the Group’s life insurance business have been consolidated into the financial report. The financial report consolidates all of the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders. In addition, where the Group’s life insurance statutory funds have the capacity to control managed investment schemes in which they are the majority investor, the Group has consolidated all of the assets, liabilities, revenues and expenses of these managed investment schemes.

Change in accounting policy

The AIFRS consolidation rules require the Group to consolidate some securitisation special purpose entities that were not previously consolidated under AGAAP. The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers. Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in material associates are accounted for using the equity method. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

(iii) Investments in joint venture entities

The Group’s interests in material joint venture entities are accounted for using the equity method.

(g)         Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial report is presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equity securities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equity securities classified as available-for-sale financial assets, are included in a fair value reserve in equity.

(iii) Controlled and other entities

The results and financial position of all of the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•                  income and expenses for each income statement are translated at average exchange rates; and

•                  all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(h)         Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For the purposes of segment reporting disclosures, the Group’s activities are reported in the following segments: Total Australia, Total UK, Total New Zealand, Institutional Markets and Services, and Other.

(i)            Fair value measurement

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between willing parties in an arm’s length transaction.

Where the classification of a financial asset or liability requires it to be stated at fair value, the fair value is determined by reference to the quoted bid or offer price in the most advantageous active market to which the Group entity has immediate access, wherever possible. An adjustment for credit risk is also incorporated into the fair value.

Fair value for a net open position that is a financial liability quoted in an active market is the current offer price, and for a financial asset the bid price, multiplied by the number of units of the instrument held or issued.

Where no such active market exists for the particular asset or liability, the Group uses a valuation technique to arrive at the fair value, including the use of transaction prices obtained in recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. In doing so fair value is estimated using a valuation technique that makes maximum use of observable market inputs and places minimal reliance upon entity-specific inputs.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises the profit on initial recognition (i.e on day one).

Primary difference in comparative financial periods

Under previous AGAAP, financial instruments were typically valued at mid-market prices.

Assets

(j)            Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including: cash and liquid assets, amounts due from other banks, including central banks, (to the extent less than 90 days) and short-term government securities.

Cash and cash equivalents are brought to account at the face value or the gross value of the outstanding balance where appropriate.

(k)        Acceptances

The Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured initially at fair value and subsequently at amortised cost. When the Group discounts its own acceptance, the acceptance liability is derecognised. When the Group re-discounts its own acceptance an acceptance liability is re-recognised and the asset remains recognised as an acceptance. The difference between the purchase and sale of the Group’s own acceptance will give rise to realised profits and losses that will be recognised in the income statement. Bill acceptance fees are deferred and amortised on an effective yield basis over the life of the instrument.

Primary difference in comparative financial periods

Under previous AGAAP, the Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured at face value. When the Group discounted its own acceptances the asset was reclassified to trading securities. Fee income was recognised on a cash basis.

(l)            Derivative financial instruments and hedge accounting

All derivatives are recognised in the balance sheet at fair value on trade date. All derivatives are classified as trading except where they are designated as a part of an effective hedge relationship. The carrying value of a derivative is remeasured at fair value throughout the life of the contract. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The method of recognising the resulting fair value gain or loss on a derivative depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a highly probable forecast transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, the risk being hedged and the Group’s risk management objective and strategy for undertaking these hedge transactions. The Group documents how effectiveness will be measured throughout the life of the hedge relationship. In addition, the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

The carrying value of the hedged item on initial designation is adjusted for the fair value attributable to the hedged risk. Subsequent to initial designation, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement on an effective yield basis over the remaining period of the original hedge relationship.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. The carrying value of the hedged item is not adjusted.

Amounts accumulated in equity are transferred to the income statement in the period(s) in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. This could occur for two reasons:

•                  The Group has classified the derivative as a trading item; or

•                  The derivative does not meet the criteria for hedge accounting.

In both of these cases the derivative is classed as a trading derivative. Changes in the fair value of the derivative instrument are recognised immediately in the income statement.

Certain derivatives embedded in financial instruments, such as an option embedded in a debt instrument to extend the instrument with no concurrent adjustment to the interest rate on the instrument to the approximate market rate at this time, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are bifurcated and measured at fair value with changes in fair value recognised in the income statement.

Primary difference in comparative financial periods:

In the comparative period, derivatives (other foreign currency) that are held or issued for purposes other than trading are not recorded on balance sheet. The net revenue or expense on derivatives used to manage interest rate exposures is recorded in the income statement on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within ‘other assets’ or ‘other liabilities’ and amortised to the income statement over the remaining period originally covered by the terminated contract. If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in the income statement.

Interest accruals, premiums and realised settlement amounts arising on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report. Such amounts only qualify for deferral where there is a high probability of the future transaction materialising. If it becomes apparent that the future transaction will not materialise, any deferred amounts are recognised immediately in the income statement.

(m)      Items classified as fair value through profit and loss

This category has two sub-categories: financial assets held for trading and those designated as fair value through profit and loss on initial recognition.

Purchases and sales of financial assets classified within fair value through profit and loss are recognised on trade date, being the date that the Group is committed to purchase or sell a financial asset.

(i) Financial assets held for trading

A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative not in a qualifying hedge relationship.

Held-for-trading financial assets are initially recognised at fair value with transaction costs being recognised in the income statement immediately. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in the income statement as they arise.

(ii) Financial instruments designated at fair value through profit and loss

Upon initial recognition financial assets may be designated as fair value through profit and loss. Restrictions are placed on the use of this designated fair value option. This classification can only be used in the following circumstances:

•                  if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                  designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                  assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

Once a financial instrument has been designated at fair value through profit and loss upon initial recognition, it is not possible to subsequently change the designation.

Primary difference in comparative financial periods

This accounting classification is applicable to the Group prospectively for reporting periods commencing from 1 October 2005. This accounting policy has not been applied in the comparative reporting periods.

(n)         Available for sale investments

Available for sale investments are non-derivative financial assets that are designated as available for sale and are not categorised into any of the categories of (i) fair value through profit and loss, (ii) loans and receivables or (iii) held to maturity. Available for sale investments primarily comprise debt and equity securities.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Diminution in value due to impairment is recognised immediately within the income statement.

Interest income is determined using the effective interest method. Impairment losses and translation differences on monetary items are recognised in the income statement. Available for sale investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Consistent with financial assets classified as fair value through profit and loss the Group applies trade date accounting to purchases and sales of available for sale investments.

Primary difference in comparative financial periods

Whilst the Group classified financial assets as available for sale, they were recorded at the lower of aggregate cost and fair value. Cost is adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses in respect of market value adjustments and realised profits and losses on available for sale securities have been recognised within the income statement.

(o)          Held to maturity financial assets

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the intention and ability to hold to maturity. Held to maturity assets are initially recognised at fair value and subsequently recorded at amortised cost using the effective interest method.

(p)          Repurchase and reverse repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate.

Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(q)          Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as ‘available for sale’. They arise when the Group provides money or services directly to a customer with no intention of trading the loan.

Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently recorded at amortised cost, using the effective interest method, net of any provision for doubtful debts. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

As noted above, in certain limited circumstances the Group applies the fair value measurement option to financial assets. This option is applied to loans and advances where there is an embedded derivative that the Group is not able to reliably determine a separate fair value for that embedded derivative.

Primary difference in comparative financial periods

Loans and receivables are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for a provision for doubtful debts and unearned income. Interest is recognised as revenue when interest is earned.

(r)          Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and held to maturity investments, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. In addition, the Group uses its experienced judgement to estimate the amount of an impairment loss. This incorporates amounts calculated to overcome model deficiencies and systemic risks where appropriate and supported by historic loss experience data. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact reliability.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, the Group seeks evidence of a significant or prolonged decline in the fair value of the security below its cost to determine whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity instruments classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

Primary difference in comparative financial periods

The Group adopted a statistically based provisioning method for its general provision for doubtful debts, consistent with other large financial institutions. Under this method, the Group estimates the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. This approach considered latent risks inherent in the portfolio over the full life of the loan. The statistical provisioning method is applied to existing credit portfolios, including loans and advances drawn down in the current year.

(s)          Goodwill and other intangible assets

Goodwill arises on the acquisition of an entity, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the net assets at the time of the acquisition.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of these cash-generating units is represented by an individual primary reporting segment, or a subdivision of a primary segment.

For intangible assets subject to amortisation, the asset must be assessed for indicators of impairment at each reporting date. Intangible assets not subject to amortisation must be reviewed annually for impairment.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised and recognised as an intangible asset where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense as incurred. Capitalised computer software costs are amortised on a straight-line basis over their expected useful lives, usually this is of between three and five years. Impairment losses are recognised in the income statement as incurred.

Computer software is stated at cost, less amortisation and impairment losses, if any.

Primary difference in comparative financial periods

Under AGAAP, goodwill is amortised from the date of acquisition by systematic charges on a straight line basis to the income statement over the period in which the benefits represented by the goodwill asset are expected to arise, but not exceeding 20 years.

(t)            Property, plant and equipment

Property assets (land and buildings) are revalued annually by directors to reflect fair values. Directors’ valuations are based on advice received from independent valuers and regular independent valuations.

Revaluation increments are credited directly to the asset revaluation reserve. However, the increment will be recognised in the income statement to the extent it reverses a revaluation decrement previously recognised as an expense. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments for a specific asset. Any excess is recognised as an expense in the income statement. This policy is applied to assets individually. Revaluation increases and decreases are not offset, even within a class of assets, unless they relate to the same asset.

All other items of property, plant and equipment are carried at cost, less accumulated depreciation and any impairment losses.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of (i) the asset’s fair value less costs to sell and (ii) the asset’s value in use.

Where a group of assets working together supports the generation of cash inflows largely independent of cash inflows from other assets or groups of assets, recoverable amount is assessed in relation to that group of assets (cash-generating unit).

With the exception of freehold land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group. For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; motor vehicles 20%; personal computers – 33.3%; and other data processing equipment – from 20% to 33.3%.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Gains or losses on the disposal of property, plant and equipment, which is determined as the difference between the net sale proceeds if any and the carrying amount at the time of sale are included in the income statement.

Any realised amounts in the asset revaluation reserve are transferred directly to retained earnings.

(u)         Leases

(i) As lessee

The leases entered into by the Group as lessee are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(ii) As lessor

Leases entered into by the Group as lessor, where the Group transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. The net investment in the lease, which is comprised of the present value of the lease payments including any guaranteed residual value and initial direct costs, is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is unearned income. Income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Assets leased under operating leases are included within property, plant and equipment at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised within ‘Other operating income’ in the income statement on a straight line basis over the life of the lease. Depreciation is recognised within the income statement consistent with the nature of the asset (refer to note (t) Property, plant and equipment).

(v)           Assets relating to life insurance business

Assets held by the Group’s life insurance businesses are recorded as follows.

Assets backing policy liabilities

All assets held in statutory funds are considered to back policy liabilities and are therefore classified as fair value through profit and loss. Refer to note (i) for further detail on policies used to determine fair value.

Assets not backing life insurance liabilities

Financial assets

Financial assets not specifically backing insurance liabilities are classified as fair value through profit and loss, with the exception of investments in controlled entities that are treated under normal entity consolidation accounting rules.

Investments in controlled entities

Investments in controlled entities are stated at original cost less any necessary provision for impairment.

Restrictions on assets

The assets and liabilities held in the statutory funds of the Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth) and the constitutions of the life insurance entities. The main restrictions are that the assets in a statutory fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund, or to make profit distributions when solvency and capital adequacy requirements of the Life Insurance Act 1995 (Cth) are met. Therefore, assets held in statutory funds are not available for use by other parts of the Group’s business other than any profits generated in the statutory funds.

Primary difference in comparative financial periods

Assets held by the Group’s life insurance entities are measured at net market value including an allowance for disposal costs.

Liabilities

(w)        Financial liabilities

Financial liabilities comprise items such as due to other banks, due to customers, liabilities on acceptances, trading liabilities and deposits and other borrowings. Financial liabilities may be held at fair value through profit and loss or at amortised cost. When a financial liability is recognised, initially it should be measured at its fair value plus transaction costs, unless the financial instrument is designated as fair value through profit and loss.

Items held at fair value through profit and loss comprise both items held for trading and items specifically designated as fair value through profit and loss at initial recognition.

Financial liabilities held at fair value through profit and loss are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Liabilities may be designated as fair value through profit and loss if they meet the following criteria:

•                  if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                  designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                  assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship).

All other financial liabilities are measured at amortised cost using the effective interest method.

Primary difference in comparative financial periods

There is no equivalent classification for liabilities designated at fair value through profit and loss for comparative reporting periods. Financial liabilities are brought to account at the gross value of the outstanding balance. Interest expense on financial liabilities is recognised as an expense as it is incurred.

Financial liabilities were previously de-recognised where the Group had constructively extinguished its obligations under the liability whereas AIFRS requires the Group to legally extinguish a liability prior to de-recognition.

(x)          Life insurance and investment policy liabilities

Policy liabilities in the Group’s balance sheet and the change in policy liabilities disclosed as an expense have been calculated in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.04 “Valuation of Policy Liabilities”.

Investment contracts

Policy liabilities for investment contracts are measured at fair value with this value determined as equal or greater than the surrender value of the policy. The discount rate reflects the return on assets backing the liabilities. Only incremental transaction costs on the sale of products can be deferred.

Insurance contracts

Policy liabilities from insurance contracts are measured mainly using the projection method which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses). The accumulation method may be used only where the result would not be materially different to the projection method.

Unvested policyholder benefits represent amounts that have been allocated to certain non-investment-linked policyholders that have not yet vested with specific policyholders.

The measurement of policy liabilities is subject to actuarial assumptions. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance sheet date. Deferred acquisition costs are presented as an off-set in policy liabilities.

To the extent that the benefits under life insurance contracts are not contractually linked to the performance of the assets held, the life insurance liabilities are discounted for the time value of money using risk-free discount rates based on current observable, objective rates that relate to the nature, structure and term of the future obligations. Where the benefits under life insurance contracts are contractually linked to the performance of the assets held, the life insurance liabilities shall be discounted using discount rates based on the market returns on assets backing life insurance liabilities.

Primary difference in comparative financial periods

Life insurance contracts are not specifically defined under AASB 1038 “Life Insurance Business” (AASB 1038). As such all policy liabilities are calculated under the Margin on Services method. Deferred acquisition costs are off-set against both investment linked and life insurance contract policy liabilities. Refer to section (pp) part (v).

(y)          Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be necessary to settle the obligation, and it can be reliably estimated. Provisions are not discounted to the present value of their expected net future cash flows except where the time value of money is considered material.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless they are remote.

(z)               Operational Risk Events

Provision for non lending losses is raised for losses incurred by the Group, which do not relate directly to amounts of principal outstanding for loans and advances.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation as at the reporting date, taking into account the risks and uncertainties that surround the events and circumstances that affect the provision.

(aa)         Restructuring costs

Provisions for restructuring costs includes provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation. Provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or has been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to on-going activities are not provided for.

(bb)         Surplus leased space

Surplus leased space is an onerous contract and a provision is recognised when the expected benefits to be derived from the contract are less than the costs that are unavoidable under the contract. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, or are being sub-leased for lower rentals than the Group pays, or there are no substantive benefits beyond a known future date. The provision is determined on the basis of the present value of net future cash flows.

(cc)         Provision for dividends

Provision for dividends is recognised at the time the dividend is declared, determined or publicly recommended.

(dd)   Financial Guarantees

The Group provides guarantees in its normal course of business on behalf of its customers. Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty. It is the rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances. Financial guarantees are recognised at the greater of the unearned revenue or any provision that arises when a claim obligation is probable.

Additionally, the Group enters into financial guarantee contracts that require the Group to make specified payments to reimburse the holder of a contract, or permit the Group to receive a specified payment, for a loss incurred because a debtor specified within the contract fails to make payment when due in accordance with the original or modified terms of a debt instrument. The financial guarantee contract is initially recorded at fair value which is equal the premium received or paid, unless there is evidence to the contrary. Subsequently, the Group records and measures the financial guarantee contract at the higher of:

(i) where it is likely the Group will incur a loss as a result of issuing the contract a liability is recognised, or asset where it is likely to receive payment as a result of a purchasing the contract, for the estimated amount of the loss payable or receivable; and

(ii) the amount initially recognised less, when appropriate, cumulative unamortised portion of the fee which is recognised over the life of the guarantee, whether this is received or paid depending on whether the Group has issued or purchased the contract.

(ee)         Employee benefits

Employee entitlements to long service leave are accrued using an actuarial calculation, based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ materially from calculating the amount using present value techniques.

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of providing the service are measured at their nominal amounts using remuneration rates that the Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

Employees of the Group are entitled to benefits on retirement, disability or death from the Group’s superannuation plans. The Group operates pension plans which have both defined benefit and defined contribution components.

The defined contribution plans receive fixed contributions from Group companies and the Group’s obligation for contributions to these plans are recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

The defined benefit plans provide defined lump sum benefits based on years of service and a career averaged earnings. A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost.

The present value of the defined benefit obligations for each plan is discounted by either the government bond rate, or the average AAA credit rated bond rate for bonds that have maturity dates approximating to the terms of the Group’s obligations. The present value of the defined benefit obligations is calculated every three years using the projected unit credit method and updated every year for material movements in the plan position.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service cost is amortised on a straight line basis over the vesting period.

The Group does not offset pension assets and liabilities arising from different defined benefit plans.

Pension expense attributable to the Group’s defined benefit plans comprises current service cost, interest cost, expected return on plan assets and amortisation of any past service cost which has yet to vest. The Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly into retained earnings.

Future taxes that are funded by the entity and are part of the provision of existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Primary difference in comparative financial periods

The accounting policy described above applicable to the Group’s defined benefit plans is significantly different to that applicable under previous AGAAP. For AGAAP defined benefit plan surpluses and deficits are not recognised on the balance sheet. Additionally, the expense recognised in the income statement is determined on an actuarial basis (and also included cash contributions), whereby actuarial gains and losses are recognised over the average remaining employment period of plan members, generally between 10 and 15 years.

(ff)             Trustee and funds management activities

The Group acts as trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. Where the Group does not have direct or indirect control of these funds and trusts as defined by Australian Accounting Standard AASB 127 “Consolidated and Separate Financial Statements”, the assets and liabilities are not included in the consolidated financial statements of the Group. When controlled entities, as responsible entities or trustees, incur liabilities in respect of their activities, a right of indemnity exists against the assets of the applicable trusts and funds. Where these assets are determined to be sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the Group does not include the liabilities in the consolidated financial statements.

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the income statement.

(gg)       Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle.

All such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

(i)                  a fully proportional share of all or specifically identified cash flows are transferred to the lender, in which case, that proportion of the asset is derecognised;

(ii)               substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

(iii)            if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group’s continuing involvement in the asset.

(hh)       Income tax

Income tax expense or revenue is the tax payable (or receivable) on the current period’s taxable income based on the applicable tax rate in each jurisdiction adjusted by changes in deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognised for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. A deferred tax asset or liability is not recognised if it arises from initial recognition of an asset or liability (in a transaction other than a business combination) that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are only recognised for temporary differences, unused tax losses and unused tax credits if it is probable that future taxable amounts will arise to utilise those temporary differences and losses.

Deferred liabilities are not recognised for temporary differences arising from investments in subsidiaries and associates where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are not recognised for temporary differences arising from investments in subsidiaries and associates where it is probable that the difference will not reverse in the foreseeable future, and it is not probable that taxable profit will be available against which the temporary difference can be utilised.

The effects of income taxes arising from asset revaluation adjustments are recognised directly in the asset revaluation reserve where relevant.

Deferred tax assets and liabilities related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, are also credited or charged directly to equity. The tax associated with these transactions will be recognised in the income statement at the same time as the underlying transaction.

For life insurance business, taxation is not based on the concept of profit. Special legislative provisions apply to tax policyholders and shareholders on different bases. According to the class of business to which their policies belong, policyholders have their investment earnings taxed at the following rates in Australia:

•                  superannuation policies – 15%;

•                  annuity policies – 0%; or

•                  non-superannuation investment policies – 30%.

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies less deductible expenses.

Primary difference in comparative financial periods

The AIFRS accounting policy described above requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. Under AGAAP the Group adopts an income statement liability method to determining deferred tax amounts. This method identifies a narrower range of differences than those that arise under AIFRS. Provisions for Deferred Income Tax and Future Income Tax Benefits are displayed net on the balance sheet.

(ii)             Debt Issues

Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes. Debt issues are typically recorded at amortised cost using the effective interest method. Premiums, discounts and associated issue expenses are recognised using the effective interest method through the income statement from the date of issue to accrete the carrying value of securities to redemption values by maturity date. Interest is charged to the income statement using the effective interest method. Embedded derivatives within debt instruments must also be separately accounted for where not closely related to the terms of the host debt instrument. These embedded derivative instruments are recorded at fair value with gains and losses on the embedded derivative recorded in the income statement.

Where debt issues are classified as held at fair value through profit and loss they are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Primary difference in comparative financial periods

Under AGAAP the embedded derivative liability is not separately accounted for.

Equity

(jj)             Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are directly included within equity. For the acquisition of a business incremental costs are included in the cost of the acquisition as a part of the purchase consideration.

(kk)     Treasury shares

If a controlled entity acquires shares in the Company, the cost of the acquired shares is recognised as a deduction from share capital. Dividends on such shares held in the Company (treasury shares) are not credited to income, but eliminated on consolidation. Gains and losses on sale of treasury shares are accounted for as adjustments to issued capital and not part of income.

Certain statutory funds of the Group’s life insurance business hold investments in the Company. As these statutory funds are consolidated into the financial report, such investments held in the company are accounted for as treasury shares.

Primary difference in comparative financial periods

There was no equivalent accounting policy to eliminate such shares under previous AGAAP. Under AGAAP the shares are recognised in investments relating to life insurance entities and no adjustment was made to income.

Revenue and expense recognition

(ll)             Interest income

Interest income is reflected in the income statement using the effective interest method.

The effective interest method is a method of calculating amortisation using the effective interest rate of a financial asset or financial liability. The effective interest rate is the rate that exactly discounts the estimated stream of future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

When calculating the effective interest rate, the cash flows are estimated considering all contractual terms of the financial instrument (eg. prepayment, call and similar options) excluding future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. Where it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments) is used.

Primary difference in comparative financial periods

Under AGAAP, loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.

(mm)                    Dividend income

Dividend income is recorded in the income statement on an accruals basis when the Group’s right to receive the dividend is established.

(nn)       Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to the effective interest rate arising from negotiating, or participating in the negotiation of a transaction with a third party (such as the acquisition of loans, shares or other securities or the purchase or sale of businesses), are recognised on completion of the underlying transaction.

Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time. Account keeping charges, credit card fees, money transfer fees and loan servicing fees are recognised in the period the service is provided.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

(oo)   Gains less losses on financial instruments at fair value

Gains less losses on financial instruments at fair value comprises fair value gains and losses from three distinct activities:

•                  trading financial instruments;

•                  hedging instruments; and

•                  financial instruments designated at fair value through profit and loss.

Trading financial instruments recognises fair value movements on all trading financial instruments. For trading derivatives a full fair value is determined inclusive of interest income and expense arising on those derivatives. Interest income and expense on trading securities is reported within interest income and not included as part of the fair value movements on these instruments.

Hedging instruments recognises fair value movements on both the hedged item and hedging derivative in a fair value hedge relationship, and hedge ineffectiveness for both fair value and cash flow hedges.

Financial instruments designated at fair value through profit and loss recognises fair value movements (excluding interest) on those items designated as fair value through profit and loss at inception.

Interest income and interest expense on hedging instruments and items designated as fair value through profit and loss at initial recognition are recognised in net interest income.

Primary difference in comparative financial periods

There was no direct equivalent accounting policy under previous AGAAP.

Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income. The fair value of trading derivatives is reported on a gross basis as assets or liabilities as appropriate.

Net revenue or expense on derivatives used to manage interest rate risk is recognised in net interest income on an accruals basis.

(pp)         Life insurance business

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited and PT MLC Life Indonesia.

(i) Types of business

The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth). The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

Life investment contracts include investment-linked contracts where policyholders’ investments are held within the statutory funds and policyholders’ returns are directly linked to the investment performance of the assets in that fund. The policyholder bears all the risks and rewards of the investment performance. The policyholder has no direct access to the specific assets; however, the policy value is calculated by reference to the market value of the statutory fund’s assets. Investment-linked business includes superannuation and allocated pension business. Fee income is derived from the administration of investment-linked policies and funds.

Life insurance contracts involve the acceptance of significant insurance risk. Insurance risk is defined as significant if an insured event could cause an insurer to pay significant additional benefits in any scenario that has commercial substance. Any products sold by a life insurer that do not meet the definition of a life insurance contract are classified as life investment contracts. Insurance contracts include those where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, either the continuance of the annuitant’s life or the expiry of the annuity term. The benefit payable is not directly referable to the market value of the fund’s assets. Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

(ii) Premium revenue

Premium amounts earned in respect of insurance contracts are treated as revenue. Other premium amounts received, net of initial fee income, for investment contracts, are recognised as an increase in policy liabilities. The initial fee, which is the difference between the premium received and the initial surrender value, is recognised as premium revenue.

Premiums with a regular due date are recognised as revenue on a due basis. Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis. Premiums due before the end of the year but not received at balance date are included as outstanding premiums. Premiums due after but received before the end of the year are accounted for as premiums in advance.

(iii) Claims

Claims are recognised when the liability to a policyholder under a policy contract has been established or upon notification of the insured event, depending on the type of claim.

Claims incurred in respect of investment contracts, which are in the nature of investment withdrawals, are recognised as a reduction in policy liabilities.

Claims incurred that relate to the provision of services and bearing of risks are treated as expenses and are recognised on an accruals basis.

(iv) Basis of expense apportionment

All expenses charged to the income statement are equitably apportioned to the different classes of business in accordance with Division 2 of Part 6 of the Life Insurance Act 1995 (Cth) as follows:

•                  expenses and other outgoings that relate specifically to a particular statutory fund have been directly charged to that fund;

•                  expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocable) have been apportioned between each statutory fund and shareholders’ fund. Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and

•                  investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders’ fund.

(v) Deferred acquisition costs

Life insurance policy acquisition costs are deferred under the Margin on Services method. For investment linked contracts they are deferred only to the extent that they are incremental transaction costs and provided that the business generated continues to be profitable. The deferred costs are reflected as a reduction in policy liabilities and are amortised to the income statement over the expected duration of the relevant policies.

Primary difference in comparative financial periods

The AIFRS policy relating to life insurance described above has had a significant impact upon the measurement, recognition and disclosure of the Group’s life insurance business. A major feature of AGAAP was the recognition of the excess of market value over net assets (EMVONA). On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement. Broadly, EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

Under AGAAP deferred acquisition costs are recognised as a reduction to policy liabilities for both investment linked and life insurance contracts.

(qq)         Equity-based compensation

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received by the Group, which is the vesting period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the NAB Ltd share price over the life of the option and other relevant factors. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model.

Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.

Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

Primary difference in comparative financial periods

The AIFRS accounting policy described above has had a significant impact on the recognition, measurement and disclosure of equity based remuneration. Under previous AGAAP, the Group only recorded an expense where it paid cash to the compensation plan trustee, which in turn purchased the Company’s shares on market. Where the Company issued shares as compensation, no expense was recorded in the income statement. Additionally, no accounting entries were made in relation to options and performance rights granted until they were exercised, at which time the amounts receivable from the employees were recorded as equity. No expense was recorded in the income statement.

(rr)         Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax or other value-added tax, except where the tax incurred is not recoverable from the relevant taxation authority. In these circumstances, the tax is recognised as part of the expense or the cost of acquisition of the asset.

Receivables and payables are stated at an amount with tax included. The net amount of tax recoverable from, or payable to, the relevant taxation authority is included within other assets or other liabilities.

Cash flows are included in the statement of cash flows on a gross basis. The tax component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the relevant taxation authority is classified as operating cash flows.

(b) EXPLANATION OF TRANSITION TO AIFRS

These are the Group’s first consolidated financial statements prepared in accordance with AIFRS. The Group adopted these standards for the financial year commenced October 1, 2005. The accounting policies set out in Note 1 (a) have been applied in the preparation of these financial statements.

In preparing its opening AIFRS balance sheet and the comparative information contained in these financial statements, the Group has made adjustments to the financial information previously reported in accordance with the prior basis of accounting (AGAAP).

The following notes and reconciliations, along with the accounting policies detailed in note 1(a) provide an explanation of how the transition from AGAAP to AIFRS has affected the Group’s financial statements.

The AIFRS impacts contained in the following reconciliations have been shown as:

•                  those arising from required recognition and measurement adjustments to the financial statements to transition from AGAAP to AIFRS either at 1 October 2004 or 1 October 2005 (transitional adjustments);

•                  those arising during the half years ended 31 March 2005 and 30 September 2005 to adjust for measurement differences between AGAAP and AIFRS in the income statement or reserves (measurement adjustments); and

•                  those concerning presentation and disclosure of items in the financial statements (reclassification adjustments) at the relevant dates.

Recognition and measurement adjustments that arise as a result of the opening transition process affect balance sheet values and are recognised in either retained earnings or an appropriate equity reserve at the date of transition. These may arise at either 1 October 2004 or 1 October 2005.

Presentation and disclosure adjustments do not impact total equity or retained earnings, but (other than a reclassification of outside equity interests at 1 October 2005 from equity to liabilities) reclassify items from one line to another.

The areas of most significant impact and the adjustments arising from application of AIFRS are summarised below. In certain cases the transitional and measurement adjustments detailed in the following reconciliations differ from information disclosed in previous financial statements. These differences primarily arise through changes and refinements in interpretation of relevant accounting standards.

Transitional adjustments at October 1, 2004 have been held constant in the Transition column of the balance sheet reconciliations at 31 March 2005 and 30 September 2005. Foreign currency revaluations of these adjustments have been reported as measurement adjustments.

The information presented below is in accordance with AASB 1. Unless stated otherwise, all adjustments have been presented on a pre-tax basis.

A. Transitional and measurement adjustments arising as at October 1, 2004

(a)        Defined benefit pension plans

AIFRS requires defined benefit pension plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

An opening transitional adjustment recognises a defined benefit pension plan deficit of $1,279 million, a defined benefit pension plan surplus of $130 million and de-recognises a pre-paid pension cost asset previously carried under AGAAP of $575 million.

For the half years ended 31 March 2005 and 30 September 2005, the defined benefit pension expense recorded within personnel expenses was $12 million and $15 million respectively less than had been previously recorded under AGAAP. In addition, under AGAAP, $47 million in relation to redundancy related payments was recognised as a restructuring expense. On transition to AIFRS this expense was reversed as it had already been recognised in the 1 October 2004 opening AIFRS balance sheet.

For the year ended 30 September 2005 the net profit on the sale of the Irish Banks (recognised as a Significant Item) was $277 million greater than that previously reported under AGAAP. The increase is largely due to the impact of derecognising the defined benefit pension liabilities in respect of the Irish Banks.

(b)        Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements are no longer recognised in the Group’s income statement. Under AGAAP, EMVONA represented:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial statements and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the AGAAP EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS and is replaced by acquired goodwill of $4,094 million and other intangible assets relating to past acquisitions, of $82 million.

For the half years ended 31 March 2005 and 30 September 2005 revaluation uplifts in EMVONA of $54 million and $281 million recognised under AGAAP have been reversed.

(c)        Consolidation of special purpose entities

Special purpose entities (SPE’s) require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the SPE. The opening adjustment as at 1 October, 2004 to consolidate the Group’s SPE’s where required under AIFRS, is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.

These amounts are predominantly reflected in adjustments to loans and advances (assets) and deposits and other borrowings and bonds, notes and subordinated debt (liabilities).

For the half years ended 31 March 2005 and 30 September 2005, the impact on net profit before tax arising from the consolidation of these entities is minimal. The principal impact on the income statement is a gross up in interest income and interest expense with interest income increasing by $200 million for the half year ended 31 March 2005 and $223 million for the half year ended 30 September 2005. Interest expense increases by $190 million for the half year ended 31 March 2005 and $179 million for the half year ended 30 September 2005.

(d)        Taxation

AIFRS requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. This method identifies a broader range of differences than those that arise under AGAAP.

An opening transitional adjustment results in a net increase in retained earnings of $609 million. This adjustment primarily arises from the tax impacts of the various transitional adjustments applicable from 1 October 2004.

For the half years ended 31 March 2005 and 30 September 2005, the income tax expense was $24 million less and $41 million greater respectively than that recognised under AGAAP.

(e)        Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued. The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis. Similarly, the fair value of shares granted under the staff share schemes will be recognised as an expense over their vesting period on a straight-line basis.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002. The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options, performance rights and shares granted after November 7, 2002 that remain unvested at January 1, 2005.

An opening transitional adjustment results in the recognition of an equity based payments reserve of $34 million.

For the half years ended 31 March 2005 and 30 September 2005, the expense for equity based payments is $37 million and $60 million respectively.

(f)          Goodwill

Upon transition to AIFRS, goodwill will no longer be amortised. Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount. If an impairment loss is identified, it will be recognised immediately in the income statement. No impairment of goodwill was identified at October 1, 2004.

For the half years ended 31 March 2005 and 30 September 2005, goodwill amortisation of $50 million and $48 million respectively recognised under AGAAP has been reversed. No impairment of goodwill was identified for the year ended 30 September 2005.

(g)       Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR. The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arise after October 1, 2004.

(h)       Wealth Management investment business – revenue and expense recognition

Under AGAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, were deferred and subsequently recognised in the income statement over the average life of the contracts. Under AIFRS, initial commission revenue will be recognised at the inception of the contract. Similarly, costs will be recognised and expensed as they are incurred.

An opening transitional adjustment of $100 million represents a write-off of the cumulative deferred acquisition costs asset previously recognised under AGAAP in respect of contracts issued by entities other than life insurance entities. During the half year ended 31 March 2005 the increase in the deferred acquisition costs asset recognised under AGAAP of $12 million has been reversed from the balance sheet and recognised directly in the income statement. There was nil impact arising in the half year ended 30 September 2005.

(i)          Treasury shares

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value. On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital. The opening transitional adjustment for treasury shares is:

•                  a decrease of $551 million in investments relating to life insurance business, being the market value of the investments in National shares;

•                  a decrease of $645 million in contributed equity, being the cost of the investments; and

•                  an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

For the half years ended 31 March 2005 and 30 September 2005, total net realised and unrealised gains and losses and dividend income of $53 million and $114 million respectively relating to treasury shares were recognised in the income statement under AGAAP. Of these amounts $35 million and $129 million represented unrealised gains and losses recognised at 31 March 2005 and 30 September 2005 respectively. All of the amounts noted above are reversed under AIFRS.

(j)          Asset revaluation reserve

Under AGAAP, the Group carried all land and buildings at fair value. Valuation increments and decrements were offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve. In contrast, AIFRS requires that valuation increments and decrements are accounted for on an asset-by-asset basis. Under AIFRS the Group will continue to carry all land and buildings at fair value. The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis. At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

B. Transitional and measurement adjustments arising as at October 1, 2005

The following adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005. The information presented below is in accordance with AASB 1 that provides an exemption from presenting comparative financial information in relation to these standards.

(k)        Recognition of derivative financial instruments and hedging

Under AIFRS, the Group has recognised all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument are recognised directly in the income statement. Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve. This amount will then be transferred to the income statement at the time the hedged item affects the income statement. Hedge ineffectiveness is recognised in the income statement immediately.

At 1 October, 2005, the Group has recognised the following transitional adjustments attributable to derivative financial instruments, hedging and application of the fair value through profit and loss designation. Many of these derivatives form an important part of the Group’s risk management strategy and are designed to negate risk by the creation of off-setting fair value movements or a decrease in the variability of future cash flows. It should be noted that the overall net impact of the following adjustments upon opening retained earnings is an increase of $28 million.

(i) Trading derivatives

•                  Initial recognition of trading derivatives at fair value resulting in an increase in total assets of $196 million and an increase in total liabilities of $307 million. The increases are primarily recognised within Trading derivatives (assets) which have increased by $330 million and Trading derivatives (liabilities) which have increased by $474 million and Other assets and Other liabilities that have decreased by $133 million and $166 million, respectively. The corresponding decrease in retained earnings is $111 million. This is as a consequence of derivatives previously classified as off balance sheet hedging derivatives under AGAAP being recognised as trading derivatives on transition to AIFRS.

(ii) Fair value hedge derivatives

•                  Initial recognition of derivatives designated within a fair value hedge relationship has resulted in an increase in hedging derivative assets of $332 million, a decrease in other assets of $17 million and an increase in hedging derivative liabilities of $3 million at October 1, 2005. The corresponding increase in retained earnings is $312 million.

(iii) Assets and liabilities designated within a fair value hedge

•                  Where the Group has designated a financial asset or liability within a fair value hedging relationship, an adjustment is required to remeasure those assets or liabilities at fair value for changes in value attributable to the hedged risk. A decrease in loans and advances of $118 million and an increase in bonds, notes and subordinated debt of $235 million arise at October 1, 2005 as a result. The corresponding decrease in retained earnings is $353 million.

(iv) Cash flow hedging derivatives

•                  Initial recognition of derivatives designated within a cash flow hedge relationship has decreased hedging derivative assets by $40 million and decreased hedging derivative liabilities by $28 million. The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

(v) Assets and liabilities at fair value through profit and loss

•                  Where the Group has designated a financial asset or liability as at “fair value through profit and loss”, adjustments are required to: 1) reclassify the designated assets and liabilities into this category which have been detailed in section C(xii); and 2) remeasure those assets and liabilities at fair value. The measurement adjustments that arise as a result of this designation are an increase in Other financial assets at fair value of $477 million and an increase in Other financial liabilities at fair value of $297 million. The increase in retained earnings as a consequence of designating certain financial assets and liabilities as “fair value through profit and loss” is $180 million.

(l)            Loan loss provisioning

Under AIFRS, the Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

The transitional adjustment at 1 October 2005 is a decrease in the total provision for doubtful debts of $384 million, with a corresponding adjustment to retained earnings. As a number of loans have been designated as at fair value through profit and loss, the credit provision associated with these loans of $85 million has been transferred across to that category as an adjustment to fair value, in addition to $35 million that has been transferred to and included in the carrying value of both trading and hedging derivatives. As a result the provision for doubtful debts (recorded against the balance of loans carried at amortised cost) has reduced by the same amount.

(m)      Revenue recognition – effective yield

Loan origination and other fee revenue historically under AGAAP has been either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan. Under AIFRS, a greater volume of fees are deferred and amortised over the expected life of the respective loans. Revenue that is deferred must be amortised on an effective interest rate basis. As part of the effective yield calculation AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At 1 October 2005, loans and advances have decreased by $310 million and amounts due from customers on acceptances decreased by $91 million in order to re-recognise fee revenue and costs previously recorded in the income statement. Retained earnings have decreased by a total corresponding amount of $401 million.

(n)         Valuation of financial instruments using bid and offer prices

AIFRS requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Under AGAAP all financial instruments of the Group measured at fair value and transacted in an active market have been valued at the mid price. Under AIFRS it is acceptable to continue to use the mid price where there is an offsetting market risk position. Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At 1 October, 2005, adjustments to the carrying value of financial assets and liabilities to value them on a bid or offer basis, where required, results in an increase on Other financial liabilities at fair value of $14 million within other liabilities at fair value and a decrease in the value of investments relating to life insurance business of $2 million.

Retained earnings have decreased by a corresponding amount.

(o)          Classification of convertible financial instruments

Recent IASB discussions relating to an International Financial Reporting Interpretations Committee (IFRIC) interpretation have changed the accounting treatment of the exchangeable capital units classified within Other debt issues. This leads to the recognition of certain embedded derivatives not previously accounted for. Under this interpretation certain option features of this instrument embedded within the debt instrument permitting the holder to convert an exchangeable capital unit into a specified number of National ordinary shares are considered an embedded derivative that must be recorded at fair value. The combined impact of the recognition of the embedded derivative and foreign exchange movements to record the foreign denominated liability at the closing foreign exchange rate recognised under AIFRS increase other debt issues by $879 million with a corresponding decrease in retained earnings.

(p)          Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet. Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At 1 October 2005, $76 million of customer-related financial liabilities that were previously derecognised from the Group’s balance sheet have been re-recognised. Deposits and other borrowings have increased by $54 million, Other liabilities have increased by $22 million and retained earnings have decreased by $76 million as a result of this adjustment.

(q)          Insurance contracts & provision for selling costs – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk are no longer treated as insurance contracts but as financial instruments. For non-insurance contracts which are accounted for as financial instruments, under AGAAP acquisition costs were previously deferred and subsequently recognised in the income statement In contrast, under AIFRS these costs will be recognised and expensed as they are incurred.

At 1 October 2005 cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million have been de-recognised.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach. On transition to AIFRS, the actuarial calculation of policyholder liabilities is based on discount rates different to that used under AGAAP. At October 1, 2005, this has decreased policyholder liabilities by $17 million with a corresponding increase in retained earnings.

The removal of the provision for selling costs previously included within the valuation of investments relating to life insurance business have increased the carrying value of these assets by $11 million and increased the carrying value of life insurance liabilities by an equivalent amount. There has been no impact on retained earnings.

These adjustments have increased Investments relating to life insurance business by $9 million, increased Life insurance policy liabilities by $378 million and decreased retained earnings by $367 million.

(r)          Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer meet the definition of equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities. As at 1 October 2005, the result is an increase in managed fund units on issue and a corresponding decrease in equity of $6,224 million.

(s)          Taxation

The tax impacts of the transitional adjustments arising as at 1 October 2005 include an increase in deferred tax assets of $173 million, an increase in deferred tax liabilities of $150 million and a decrease in current tax liabilities of $1 million. The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million and an increase in retained earnings of $21 million.

(t)            Due from customers on acceptances and Liability on acceptances

Amounts due from customers on acceptances and Liabilities on acceptances must both initially be recognised at fair value and subsequently measured at amortised cost. Previously both acceptance assets and liabilities were recorded at face value. This change in accounting treatment has decreased the carrying value of the Due from customers on acceptances asset and Liability on acceptances each by $202 million. There has been no impact upon retained earnings.

(u)         General Reserve

Upon consolidation, the retained profits of the statutory funds, within the life insurance business are transferred from retained earnings into the general reserve. As a consequence of the AIFRS transitional adjustments the retained profits of the statutory funds have been reduced by $417 million. This is reflected through a decrease in the general reserve of $417 million and a corresponding increase in retained earnings.

(v)           Other

The items detailed above are the areas of most significant impact arising from the application of AIFRS on both the balance sheet and the income statement. In addition to these items certain other minor adjustments relating to leasing arrangements, provisions, reclassification into and remeasurement of trading securities and revaluation of investments relating to life insurance business have been made.

C. Reclassifications made within the financial statements

In addition to the transitional and measurement adjustments detailed above, the adoption of AIFRS introduces changes to the format of the income statement, balance sheet and other financial statement disclosures. Certain reclassifications of assets and liabilities and balances within equity reserves have occurred as a result of these changes.

Reclassifications at 1 October 2004:

The major items reclassified upon transition to AIFRS as at 1 October 2004 include:

Balance sheet reclassifications

(i)           Capitalised computer software costs of $655 million have been reclassified from Property, plant and equipment to Intangible assets.

(ii)        Motor vehicles leased to customers under operating lease agreements have been reclassified from Loans and advances ($1,004 million) and Other assets ($1,464 million) to Property, plant and equipment ($2,468 million).

(iii)     Deferred tax assets and liabilities and current taxes have been separately disclosed.

(iv)    Short positions in securities of $845 million have been reclassified from Other liabilities to Other financial liabilities at fair value.

(v)       Regulatory deposits of $177 million have been combined with Due from other banks on the face of the balance sheet.

(vi)    Shares in other securities of $107 million have been reclassified from Investments in associates and joint ventures and other securities to Trading securities.

Income statement reclassifications for the year ended 30 September 2005

(vii)

Rentals received on motor vehicles leased to customers of $729 million have been included within Other operating income. Depreciation on these assets of $539 million has been included in General expenses. Under AGAAP the net of these amounts ($190 million) was reported within Net Interest Income.

(viii)	Trading income of $644 million has been included within Gains less losses on financial instruments at fair value. Previously this was reported within Other operating income.

The combination of these two adjustments above gives rise to a net increase of $85 million in Other operating income.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a new equity reserve for equity based payments.

Reclassifications at 1 October 2005:

The major items reclassified as at 1 October 2005 include:

Balance sheet reclassifications

(ix)

A total of $18,463 million of financial instruments have been reclassified to other financial assets at fair value. Of this, the principal amounts relate to loans and advances amounting to $14,468 million inclusive of a doubtful debt provision of $85 million, $560 million from cash assets, $12 million due from other banks and $3,423 million from Investments – held to maturity (previously Investment securities under AGAAP).

(x)

Trading securities have decreased by $6,433 million through reclassifications to Due to customers on acceptances. This is due to a change in accounting for acceptances issued and repurchased as part of trading activities.

(xi)

Trading securities have also increased by $921 million through reclassifications of $966 million from Investments – held to maturity (previously Investment securities under AGAAP) and $45 million to Investments – available for sale. These reclassifications have been made to reflect appropriate asset classifications and their specific requirements within AIFRS.

(xii)

A total of $9,295 million of financial instruments have been reclassified to other financial liabilities at fair value. Of this, the principal amounts relate to deposits and other borrowings of $8,347 million, $418 million of amounts due to other banks and $530 million of bonds, notes and subordinated debt.

(xiii)	Outside equity interests in Wealth Management controlled entities of $6,224 million previously classified within equity have been reclassified to the liability category Managed fund units on issue.
(xiv)

Amounts relating to foreign exchange revaluations attributable to hedging derivatives previously recognised within other assets of $353 million and other liabilities of $2,938 million have been reclassified within hedging derivative assets and hedging derivative liabilities respectively.

(xv)	Life insurance policy liabilities have increased by $431 million as a result of reclassifying certain amounts relating to reinsurance to other assets.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a cash flow hedge reserve.

Finally, as a part of the AIFRS transition, a review of the mapping of all revenue and expense categories was undertaken. Whilst total revenue and expense lines have only changed due to AIFRS requirements certain line items within the categories have been amended to reflect a more appropriate mapping of revenue and expenses.

Financial Report - Note 1: Accounting Policies

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

HALF YEAR ENDED 31 MARCH 2005

	AGAAP			Reclass-	AIFRS
For the half year ended	Mar 2005	Ref	Measurement	ification	Mar 2005
	$m		$m	$m	$m

Interest income	10,121	c, v	203	(94)	10,230
Interest expense	(6,568)	c	(190)	—	(6,758)
Net interest income	3,553		13	(94)	3,472

Premium and related revenue	434		—	—	434
Investment revenue	2,865	i	(53)	—	2,812
Claims expense	(287)		—	—	(287)
Change in policy liabilities	(2,071)		—	—	(2,071)
Policy acquisition and maintenance expense	(365)		—	—	(365)
Investment management fees	(18)		—	—	(18)
Net life insurance income	558		(53)	—	505

Gains less losses on financial instruments at fair value	—		4	342	346
Movement in the excess of net market value over net assets of life insurance controlled entities	54	b	(54)	—	—
Other operating income	2,490	v	53	14	2,557
Significant revenue
Proceeds from the sale of controlled entities	2,514		—	—	2,514
Total operating income	5,058		3	356	5,417

Personnel expenses	(1,881)	a, e	(27)	—	(1,908)
Occupancy related expenses	(320)		1	42	(277)
General expenses	(1,375)	c, h	(38)	(304)	(1,717)
Amortisation of goodwill	(50)	f	50	—	—
Charge to provide for doubtful debts	(281)		—	—	(281)
Significant expenses
Cost of controlled entities sold	(1,456)	a	203	—	(1,253)
Restructuring expenses	(403)	a	47	—	(356)
Reversal of prior year restructuring provision	9		—	—	9
Foreign currency options trading losses	34		—	—	34
Total operating expenses	(5,723)		236	(262)	(5,749)

Profit before income tax expense	3,446		199	—	3,645
Income tax expense	(757)	d	24	—	(733)
Net profit	2,689		223	—	2,912
Net profit attributable to minority interest - Life insurance business	(154)		—	—	(154)
Net profit attributable to members of the Company	2,535		223	—	2,758

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

HALF YEAR ENDED 30 SEPTEMBER 2005

	AGAAP			Reclass-	AIFRS
For the half year ended	Sep 2005	Ref	Measurement	ification	Sep 2005
	$m		$m	$m	$m

Interest income	10,751	c, v	218	(96)	10,873
Interest expense	(7,222)	c	(179)	—	(7,401)
Net interest income	3,529		39	(96)	3,472

Premium and related revenue	472		—	—	472
Investment revenue	4,833	i	(114)	—	4,719
Claims expense	(303)		—	—	(303)
Change in policy liabilities	(3,499)		—	—	(3,499)
Policy acquisition and maintenance expense	(374)		—	—	(374)
Investment management fees	(15)		—	—	(15)
Net life insurance income	1,114		(114)	—	1,000

Gains less losses on financial instruments at fair value	—		(9)	302	293
Movement in the excess of net market value over net assets of life insurance controlled entities	281	b	(281)	—	—
Other operating income	2,612		11	71	2,694
Significant revenue
Proceeds from the sale of controlled entities	(21)		—	—	(21)
Total operating income	2,872		(279)	373	2,966

Personnel expenses	(1,855)	a, e	(44)	—	(1,899)
Occupancy related expenses	(302)		—	40	(262)
General expenses	(1,571)	c, h	(44)	(317)	(1,932)
Amortisation of goodwill	(48)	f	48	—	—
Charge to provide for doubtful debts	(253)		—	—	(253)
Significant expenses
Cost of controlled entities sold	40		74	—	114
Restructuring expenses	(435)		(2)	—	(437)
Reversal of prior year restructuring provision	2		—	—	2
Foreign currency options trading losses	—		—	—	—
Total operating expenses	(4,422)		32	(277)	(4,667)

Profit before income tax expense	3,093		(322)	—	2,771
Income tax expense	(1,040)	d	(41)	—	(1,081)
Net profit	2,053		(363)	—	1,690
Net profit attributable to minority interest - Life insurance business	(456)		—	—	(456)
Net profit attributable to members of the Company	1,597		(363)	—	1,234

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

YEAR ENDED 30 SEPTEMBER 2005

	AGAAP				Reclass-	AIFRS
For the year ended	Sep 2005	Ref	Measurement	Ref	ification	Sep 2005
	$m		$m		$m	$m

Interest income	20,872	c	421	vii	(190)	21,103
Interest expense	(13,790)	c	(369)		—	(14,159)
Net interest income	7,082		52		(190)	6,944

Premium and related revenue	906		—		—	906
Investment revenue	7,698	i	(167)		—	7,531
Claims expense	(590)		—		—	(590)
Change in policy liabilities	(5,570)		—		—	(5,570)
Policy acquisition and maintenance expense	(739)		—		—	(739)
Investment management fees	(33)		—		—	(33)
Net life insurance income	1,672		(167)		—	1,505

Gains less losses on financial instruments at fair value	—		(5)	viii	644	639
Movement in the excess of net market value over net assets of life insurance controlled entities	335	b	(335)		—	—
Other operating income	5,102	v	64	vii, viii	85	5,251
Significant revenue
Proceeds from the sale of controlled entities	2,493		—		—	2,493
Total operating income	7,930		(276)		729	8,383

Personnel expenses	(3,736)	a, e	(71)		—	(3,807)
Occupancy related expenses	(622)		1		82	(539)
General expenses	(2,946)	c, h	(82)	vii	(621)	(3,649)
Amortisation of goodwill	(98)	f	98		—	—
Charge to provide for doubtful debts	(534)		—		—	(534)
Significant expenses
Cost of controlled entities sold	(1,416)	a	277		—	(1,139)
Restructuring expenses	(838)	a	45		—	(793)
Reversal of prior year restructuring provision	11		—		—	11
Foreign currency options trading losses	34		—		—	34
Total operating expenses	(10,145)		268		(539)	(10,416)

Profit before income tax expense	6,539		(123)		—	6,416
Income tax expense	(1,797)	d	(17)		—	(1,814)
Net profit	4,742		(140)		—	4,602
Net profit attributable to minority interest - Life insurance business	(610)		—		—	(610)
Net profit attributable to members of the Company	4,132		(140)		—	3,992

Financial Report - Note 1: Accounting Principles

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2004

	AGAAP (1)				Reclass-	AIFRS
	30 Sep 2004	Ref	Transition	Ref	ification	1 Oct 2004
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,144	c	11		—	8,155
Due from other banks	22,939		—	v	177	23,116
Trading derivatives	17,939		—		—	17,939
Trading securities	24,248	c	4	vi	107	24,359
Investments - available for sale	4,610		—		—	4,610
Investments - held to maturity	11,513		—		—	11,513
Investments relating to life insurance business	41,013	i, v	(553)		—	40,460
Loans and advances	247,836	c, v	5,572	ii	(1,004)	252,404
Due from customers on acceptances	16,344		—		—	16,344
Property, plant and equipment	2,257	v	(24)	i, ii	1,813	4,046
Investments in associates and joint ventures	158	v	16	vi	(107)	67
Goodwill and other intangible assets	632	b	4,176	i	655	5,463
Regulatory deposits	177		—	v	(177)	—
Deferred tax assets	1,301	c, d	458		—	1,759
Other assets	11,564	a, b, c, h	(5,418)	ii	(1,464)	4,682
Total assets	410,675		4,242		—	414,917
Liabilities
Due to other banks	43,625		—		—	43,625
Trading derivatives	16,150		—		—	16,150
Other financial liabilities at fair value	—		—	iv	845	845
Deposits and other borrowings	219,028	c	2,179		—	221,207
Liability on acceptances	16,344		—		—	16,344
Life insurance policy liabilities	36,134		—		—	36,134
Current taxes	203		8		—	211
Deferred tax liabilities	975	d	46		—	1,021
Provisions	1,129	v	48		—	1,177
Bonds, notes and subordinated debt	32,573	c	3,533		—	36,106
Other debt issues	1,612		—		—	1,612
Defined benefit pension scheme liabilities	—	a	1,279		—	1,279
Other liabilities	13,136	c, v	(175)	iv	(845)	12,116
Total liabilities	380,909		6,918		—	387,827
Net assets	29,766		(2,676)		—	27,090
Equity
Contributed equity	10,191	i	(645)		—	9,546
Reserves	1,194	e, g, j	(18)		—	1,176
Retained profits	14,515		(2,013)		—	12,502
Total equity (parent entity interest)	25,900		(2,676)		—	23,224
Minority interest in controlled entities Life insurance business	3,866		—		—	3,866
Total equity	29,766		(2,676)		—	27,090

(1)  Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $555 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”.  The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $491 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2004

	Ref	$m
Total equity as reported under Australian GAAP as at 30 September 2004		29,766

AIFRS 1 October 2004 adjustments to total equity

Impacts on retained earnings
Recognition of defined benefit pension liability	a	(1,279)
Recognition of defined benefit pension asset	a	130
Derecognition of net prepaid pension asset	a	(575)
Derecognition of EMVONA	b	(729)
Leasing adjustments		(90)
Transfer to executive share option reserve	e	(34)
Transfer from foreign currency translation reserve	g	166
Revenue and expense recognition – investment contracts	h	(100)
Reversal of market value decrement on treasury shares	i	94
Transfer to asset revaluation reserve	j	(150)
Other		(55)
Tax effect of transitional adjustments and application of tax-effect accounting		609

Impacts on contributed equity
Derecognition of treasury shares	i	(645)

Impacts on reserves
Transfer from retained earnings to executive share option reserve	e	34
Transfer from foreign currency translation reserve to retained earnings	g	(166)
Increase to asset revaluation reserve	j	114
Total adjustments to equity as at 1 October 2004		(2,676)
Total equity measured under AIFRS as at 1 October 2004		27,090

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 31 MARCH 2005

	AGAAP (1)			Measure-	Reclass-	AIFRS
	31 Mar 2005	Transition	Ref	ment	ification	31 Mar 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	6,929	11	c	1	—	6,941
Due from other banks	18,520	—		—	121	18,641
Trading derivatives	17,122	—		—	—	17,122
Trading securities	19,351	4		—	105	19,460
Investments - available for sale	3,474	—		—	10	3,484
Investments - held to maturity	8,666	—		—	—	8,666
Investments relating to life insurance business	43,917	(553)	i	(35)	—	43,329
Loans and advances	246,756	5,572	c, v	(255)	(1,099)	250,974
Due from customers on acceptances	21,567	—		—	—	21,567
Property, plant and equipment	2,019	(24)	v	(1)	1,824	3,818
Investments in associates and joint ventures	146	16		—	(115)	47
Goodwill and other intangible assets	571	4,176	f	35	654	5,436
Regulatory deposits	121	—		—	(121)	—
Deferred tax assets	1,375	458	c, d	(116)	—	1,717
Other assets	11,867	(5,418)	c	8	(1,379)	5,078
Total assets	402,401	4,242		(363)	—	406,280
Liabilities
Due to other banks	35,020	—		—	—	35,020
Trading derivatives	14,911	—		—	—	14,911
Other financial liabilities at fair value	159	—		—	1,571	1,730
Deposits and other borrowings	205,866	2,179	c	191	—	208,236
Liability on acceptances	21,567	—		—	—	21,567
Life insurance policy liabilities	38,494	—		—	—	38,494
Current taxes	125	8	d	3	—	136
Deferred tax liabilities	1,118	46	a, c, d	(63)	—	1,101
Provisions	1,494	48	a, v	(37)	—	1,505
Bonds, notes and subordinated debt	36,536	3,533	c	(459)	—	39,610
Other debt issues	1,586	—		—	—	1,586
Defined benefit pension scheme liabilities	—	1,279	a	(280)	—	999
Other liabilities	13,524	(175)	c	4	(1,571)	11,782
Total liabilities	370,400	6,918		(641)	—	376,677
Net assets	32,001	(2,676)		278	—	29,603
Equity					—
Contributed equity	11,322	(645)	i	8	—	10,685
Reserves	802	(18)	e, g, j	42	—	826
Retained profits	15,770	(2,013)		228	—	13,985
Total equity (parent entity interest)	27,894	(2,676)		278	—	25,496
Minority interest in controlled entities Life insurance business	4,107	—		—	—	4,107
Total equity	32,001	(2,676)		278	—	29,603

(1)  Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 31 March 2005 AGAAP balance sheet to correct the asset position are a $420 million decrease to “Trading securities”, and a $159 million increase to “Other assets”.  The adjustments to the liability position are a $159 million increase to “Other financial liabilities at fair value” and a $420 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 31 MARCH 2005

$m
Total equity as reported under Australian GAAP as at 31 March 2005	32,001

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the half year ended 31 March 2005	223

AIFRS adjustments to equity for the half year ended 31 March 2005

Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	32

Impacts on contributed equity
Recognition of share-based payments	1
Derecognition of treasury shares	7

Impacts on reserves
Adjustment to executive share option reserve	36
Adjustment to foreign currency translation reserve	37
Adjustment to asset revaluation reserve	(31)
Total adjustments to equity for the half year ended 31 March 2005	278
Total equity measured under AIFRS as at 31 March 2005	29,603

Financial Report - Note 1: Accounting Policies

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 30 SEPTEMBER 2005

	AGAAP (1)			Measure-	Reclass-	AIFRS
	30 Sep 2005	Transition	Ref	ment	ification	30 Sep 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	8,430	11		—	—	8,441
Due from other banks	15,477	—		—	118	15,595
Trading derivatives	13,959	—		—	—	13,959
Trading securities	15,075	4	c	3	72	15,154
Investments - available for sale	3,857	—		—	3	3,860
Investments - held to maturity	7,466	—		—	—	7,466
Investments relating to life insurance business	50,500	(553)	i	(164)	—	49,783
Loans and advances	260,053	5,572	c, v	262	(1,213)	264,674
Due from customers on acceptances	27,627	—		—	—	27,627
Property, plant and equipment	1,974	(24)	v	(3)	1,882	3,829
Investments in associates and joint ventures	75	16		—	(75)	16
Goodwill and other intangible assets	522	4,176	b, f	146	614	5,458
Regulatory deposits	118	—		—	(118)	—
Deferred tax assets	1,430	458	c, d	(154)	—	1,734
Other assets	11,942	(5,418)	a, b, c, h, v	(239)	(1,283)	5,002
Total assets	418,505	4,242		(149)	—	422,598
Liabilities
Due to other banks	36,322	—		—	—	36,322
Trading derivatives	12,407	—	c	206	—	12,613
Other financial liabilities at fair value	(201)	—		—	1,688	1,487
Deposits and other borrowings	209,079	2,179	c	1,299	—	212,557
Liability on acceptances	27,627	—		—	—	27,627
Life insurance policy liabilities	42,123	—		—	—	42,123
Current taxes	131	8	d	6	—	145
Deferred tax liabilities	1,250	46	b, c, d	(70)	—	1,226
Provisions	1,823	48	a, v	(24)	—	1,847
Bonds, notes and subordinated debt	39,238	3,533	c	(1,281)	—	41,490
Other debt issues	1,559	—		—	—	1,559
Defined benefit pension scheme liabilities	—	1,279	a	(301)	—	978
Other liabilities	12,867	(175)	c, d, v	66	(1,688)	11,070
Total liabilities	384,225	6,918		(99)	—	391,044
Net assets	34,280	(2,676)		(50)	—	31,554
Equity					—
Contributed equity	11,486	(645)	i	14	—	10,855
Reserves	667	(18)	a, e, g, j	165	—	814
Retained profits	15,903	(2,013)		(229)	—	13,661
Total equity (parent entity interest)	28,056	(2,676)		(50)	—	25,330
Minority interest in controlled entities Life insurance business	6,224	—		—	—	6,224
Total equity	34,280	(2,676)		(50)	—	31,554

(1)  Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million increase to “Other assets”.  The adjustments to the liability position are a $201 million increase to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 30 SEPTEMBER 2005

$m
Total equity as reported as at 30 September 2005	34,280

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the year ended 30 September 2005	(140)

AIFRS adjustments to equity for the year ended 30 September 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	(62)

Impacts on contributed equity
Recognition of share-based payments	21
Derecognition of treasury shares	(7)

Impacts on reserves
Adjustment to executive share option reserve	76
Adjustment to foreign currency translation reserve	124
Adjustment to asset revaluation reserve	(35)
Total adjustments to equity for the year ended 30 September 2005	(50)
Total equity measured under AIFRS as at 30 September 2005	31,554

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2005

	AIFRS				Reclass-	AIFRS
	30 Sep 2005	Ref	Transition	Ref	ification	1 Oct 2005
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,441		—	ix	(560)	7,881
Due from other banks	15,595		—	ix	(12)	15,583
Trading derivatives	13,959	k(i)	330	l	(35)	14,254
Trading securities	15,154		5	x, xi	(5,512)	9,647
Other financial assets at fair value	—	k(v)	477	ix, l	18,463	18,940
Hedging derivatives	—	k(ii)(iv)	292	xiv	353	645
Investments - available for sale	3,860		—	xi	45	3,905
Investments - held to maturity	7,466		—	ix, xi	(4,389)	3,077
Investments relating to life insurance business	49,783	q, u	9		—	49,792
Loans and advances	264,674	k(iii), l, m	(44)	ix	(14,434)	250,196
Due from customers on acceptances	27,627	m, t	(293)	x	6,433	33,767
Property, plant and equipment	3,829		—		—	3,829
Investments in associates and joint ventures	16		—		—	16
Goodwill and other intangible assets	5,458		—		—	5,458
Deferred tax assets	1,734	s	173		—	1,907
Other assets	5,002	k(i)(ii)	(150)	xiv	79	4,931
Total assets	422,598		799		431	423,828
Liabilities
Due to other banks	36,322		—	xii	(418)	35,904
Trading derivatives	12,613	k(i)	474		—	13,087
Other financial liabilities at fair value	1,487	k(v), n	311	xii	9,295	11,093
Hedging derivatives	—	k(ii)(iv)	(25)	xiii	2,938	2,913
Deposits and other borrowings	212,557	p	54	xii	(8,347)	204,264
Liability on acceptances	27,627	t	(202)		—	27,425
Life insurance policy liabilities	42,123	q	378	xv	431	42,932
Current taxes	145	s	(1)		—	144
Deferred tax liabilities	1,226	s	150		—	1,376
Provisions	1,847		—		—	1,847
Bonds, notes and subordinated debt	41,490	k(iii)	235	xii	(530)	41,195
Other debt issues	1,559	o	879		—	2,438
Defined benefit pension scheme liabilities	978		—		—	978
Managed fund units on issue	—		—	xiii	6,224	6,224
Other liabilities	11,070	k(i), p	(145)	xiv	(2,938)	7,987
Total liabilities	391,044		2,108		6,655	399,807
Net assets	31,554		(1,309)		(6,224)	24,021
Equity
Contributed equity	10,855		—		—	10,855
Reserves	814	k(iv), u	(420)		—	394
Retained profits	13,661		(889)		—	12,772
Total equity (parent entity interest)	25,330		(1,309)		—	24,021
Minority interest in controlled entities Life insurance business	6,224		—	xiii	(6,224)	—
Total equity	31,554		(1,309)		(6,224)	24,021

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2005

	Ref	$m
Total equity as measured under AIFRS as at 30 September 2005		31,554

AIFRS 1 October 2005 adjustments to total equity

Impacts on retained profits
Recognition of non-hedging derivatives	(k)(i)	(111)
Recognition of fair value hedging derivatives	(k)(ii)	312
Fair value hedge adjustment to underlying hedged items	(k)(iii)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	(k)(v)	180
Loan loss provisioning	(l)	384
Revenue recognition - effective yield	(m)	(401)
Valuation of financial instruments at bid and offer price	(n)	(16)
Revaluation of Exchangeable capital units	(o)	(879)
Re-recognition of customer-related financial liabilities	(p)	(76)
Derecognition of deferred acquisition costs - life insurance entities	(q)	(384)
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17
Remeasurement of statutory fund profit	(u)	417
Tax effect of above transitional adjustments	(s)	21

Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve
(gross amount is $6 million)	(k)(iv)	(3)
Remeasurement of statutory fund profit	u	(417)

Impact on minority interest
Reclassification of minority interest to liabilities	(r), xii	(6,224)
Total adjustments to equity as at 1 October 2005		(7,533)
Total equity measured under AIFRS as at 1 October 2005		24,021

Financial Report - Note 2: Segment Information

2. SEGMENT INFORMATION

The following segment information is disclosed in accordance with Australian Accounting Standard AASB114 “Segment Reporting”.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Group Chief Executive, as well as other members of senior management.

The Group is organised into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include banking and wealth management products; as well as Institutional Markets & Services (IMS) (which is managed globally). IMS comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base. With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group.  The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments.  Corporate Centre comprises Financial & Risk Management, People & Culture, and Group Development.

Revenues, expenses and tax directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

			Total	Institutional		Inter-
	Total	Total	New	Markets &		segment	Total
	Australia	UK	Zealand	Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Half year ended 31 March 2006
Segment Revenue (1)	9,229	1,814	651	774	(71)	(87)	12,310
Segment Result	1,192	494	167	319	(178)	—	1,994

Half year ended 30 September 2005
Segment Revenue (1)	8,929	1,423	648	667	70	(108)	11,629
Segment Result	895	191	154	187	(193)	—	1,234

Half year ended 31 March 2005
Segment Revenue (1)	6,747	3,994	643	762	114	(125)	12,135
Segment Result	1,099	1,439	153	316	(249)	—	2,758

(1)       Includes net interest income, total other income and premium and related revenue, and investment revenue from Net Life Insurance income.

Financial Report - Note 3: Revenue

3. REVENUE (1)

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Gains less losses on financial instruments at fair value
Trading income	213	293	346
Ineffectiveness on hedging instruments	(31)	—	—
Other fair value movements	21	—	—
	203	293	346

Other operating income
Dividends received	1	2	—
Profit on sale of property, plant and equipment	5	59	5
Loan fees	399	774	749
Money transfer fees	280	300	322
Foreign exchange income / (expense)	19	39	(17)
Fees and commissions	795	760	768
Fleet service fees	85	79	75
Rentals received on leased vehicle assets	378	379	361
Investment management fees	179	175	174
Revaluation losses on exchangeable capital units	(153)	—	—
Other income	158	127	120
	2,146	2,694	2,557

Significant pensions revenue
Current service cost	(66)	—	—
Interest cost	(118)	—	—
Expected return on assets	130	—	—
Past service gain	387	—	—
Significant pensions revenue (2)	333	—	—

(1)     As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item. In particular $157 million in March 2005 and $150 million in September 2005 have been transferred from Money transfer fees to Fees and commissions. Note there have been no changes at the total revenue level other than the AIFRS measurement adjustments set out in Note 1(b).

(2)     Significant pensions revenue consists of the items highlighted above. The Group regards the current service cost, interest cost and expected return on assets as ongoing operating expenses by nature. The past service gain is considered to be of a non-recurring nature.

Financial Report - Note 4: Operating Expenses

4. OPERATING EXPENSES (1)

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Personnel expenses
Salaries and related on costs	1,560	1,525	1,527
Equity based payments	62	60	37
Superannuation (2)	77	126	171
Other	221	188	173
	1,920	1,899	1,908
Occupancy expenses
Rental on operating leases	171	168	174
Other	91	94	103
	262	262	277
General expenses
Advertising and marketing	103	116	112
Operational risk losses (3)	94	165	40
Communications, postage and stationery	179	199	200
Depreciation and amortisation	199	205	213
Depreciation on leased vehicle assets	279	279	266
Fees and commissions	134	108	68
Computer equipment and software	123	120	124
Rental on operating leases	45	52	51
Professional fees	200	250	200
Travel	39	37	37
Freight and cartage	38	40	43
Motor vehicle expenses	11	12	15
Insurance	18	16	19
Data communication & processing charges	51	48	48
Impairment of goodwill	5	—	—
Other (4)	184	285	281
	1,702	1,932	1,717
Total	3,884	4,093	3,902

(1)          As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item predominantly out of ‘General expenses - Other’. Note there have been no changes at the total expenses level other than the AIFRS measurement adjustments set out in Note 1(b)

(2)          Included within superannuation expenses are defined benefit pension costs for September 2005 half year $34m and March 2005 half year $95m.

(3)          Operational risk losses in the March 2006 half year includes $53m in costs relating to fee refunds for Choice package, BAD tax and fixed rate interest only loans. September 2005 half year includes costs relating to fee refunds for Choice package ($81m), BAD tax ($4m) and fixed rate interest only loans ($26m). March 2005 half year includes costs relating to fee refunds for BAD tax ($10m).

(4)          Other expenses in the March 2005 half year includes self-insurance costs relating to the Northern Bank robbery ($49m) and the South Korea legal action ($49m).

Financial Report - Note 5: Income Tax Expense

5. INCOME TAX EXPENSE

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Group
Profit before income tax expense
Australia	2,295	1,987	1,772
Overseas	1,299	784	1,873
Add/deduct: (Profit)/loss before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(976)	(1,106)	(544)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,618	1,665	3,101
Prima facie income tax at 30%	785	500	930
Tax effect of amounts not deductible/(assessable):
Assessable foreign income	2	5	7
Non-allowable depreciation on buildings	3	4	3
Rebate of tax on dividends, interest etc	(9)	(13)	(16)
Foreign tax rate differences	16	25	11
Non-allowable impairment loss on goodwill	2	—	—
Deferred tax assets not recognised/(recognised)	(1)	(45)	35
Prior periods adjustments to income tax expense	1	(32)	3
Interest expense on exchangeable capital units	12	15	16
Non-assessable branch income	(27)	(27)	(17)
Derecognition of treasury shares	21	16	10
Non-allowable expense - exchangeable capital units	27	—	—
Profit on sale of Irish Banks	—	21	(393)
Settlement of tax dispute on TrUEPrSSM (1)	—	97	—
Other	(14)	67	(48)
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	818	633	541
Income tax expense/(revenue) attributable to the statutory funds of the life insurance business	523	448	192
Total income tax expense	1,341	1,081	733
Effective tax rate, excluding statutory funds attributable to the life insurance business	31.2%	38.0%	17.4%

(1) TrUEPrS SM is a service mark of Merill Lynch & Co., Inc.

Financial Report - Note 6: Dividends and Distributions

6. DIVIDENDS AND DISTRIBUTIONS

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
	share	share	per share	amount
	cents	%	%	$m
Dividends on ordinary shares
Interim dividend declared in respect of the six months ended 31 March 2006	83	80	20	1,331

The record date for determining entitlements to the 2006 interim dividend is June 8, 2006.
The interim dividend has been declared by the directors of the Company and is payable on July 13, 2006.

Final dividend paid in respect of the year ended 30 September 2005	83	80	20	1,327
Interim dividend paid in respect of the six months ended 31 March 2005	83	80	20	1,297
Total dividends paid or payable in respect of the year ended 30 September 2005	166			2,624

	31 Mar 06		30 Sep 05		31 Mar 05
	Amount		Amount		Amount
	per	Total	per	Total	per	Total
	security	amount	security	amount	security	amount
	cents	$m	cents	$m	cents	$m
Distributions on other equity instruments
National Income Securities
Distributions for the six months ended	345	69	345	69	335	67
Trust Preferred Securities
Distributions for the six months ended	7,500	30	6,500	26	7,000	28
Trust Preferred Securities II (1)
Distributions for the six months ended	3,500	28	1,750	14	—	—

(1)  On 23 March 2005, 800,000 Trust Preferred Securities of US$1,000 were issued. No distributions were payable for the six months ended 31 March 2005.

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds Sterling or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is 8 June 2006, 5pm (Melbourne time).

Financial Report - Note 7: Gross Loans, Advances & Acceptances

7. GROSS LOANS, ADVANCES & ACCEPTANCES

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Gross loans & advances at amortised cost (1)	270,756	269,198	255,291
Unearned income	(2,315)	(2,106)	(1,912)
Provision for doubtful debts	(1,983)	(2,418)	(2,405)
Net loans & advances	266,458	264,674	250,974
Securitised loans (2)	2,110	5,912	5,393

(1)       As at 31 March 2006 excludes $14,396 million of loans accounted for at fair value which are included within other financial assets at fair value on the balance sheet. These amounts are included in the analysis below.

(2)       From 1 October 2004 the AIFRS consolidation rules required the Group to consolidate securitisation special purpose entities that were not previously consolidated under AGAAP. As a result of structural changes to certain entities made during the 2005 year, a number of special purpose entities were deconsolidated from 1 October 2005. These amounts are included within loans & advances.

			New	United		Total
By product & region	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2006

Housing lending	123,860	20,891	16,431	—	502	161,684
Term lending	36,036	26,042	15,049	2,497	1,039	80,663
Overdrafts	5,580	7,133	1,463	—	—	14,176
Leasing	10,647	6,204	22	—	15	16,888
Credit cards	4,434	1,513	1,047	—	—	6,994
Other	3,891	453	73	—	32	4,449
Fair value adjustment	—	223	75	—	—	298
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152
Acceptances (1)	37,251	15	—	—	—	37,266
Total gross loans, advances & acceptances	221,699	62,474	34,160	2,497	1,588	322,418
Gross loans & advances

Loans at amortised cost	184,448	57,702	24,521	2,497	1,588	270,756
Loans at fair value (2)	—	4,757	9,639	—	—	14,396
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152

(1)       Includes $5,563 million of acceptances bought back by the Group which is now included within acceptances following AIFRS changes effective from 1 October 2005.

(2)       On the balance sheet this amount is included within “other financial assets at fair value”.

			New	United		Total
By product & region	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 30 September 2005

Housing lending (1)	117,718	17,175	16,393	—	494	151,780
Term lending (1)	32,824	22,675	15,572	2,241	1,143	74,455
Overdrafts	5,036	5,809	1,457	—	—	12,302
Leasing	10,102	6,065	29	—	17	16,213
Credit cards	4,194	1,524	1,051	—	—	6,769
Other	6,248	1,289	114	—	28	7,679
Gross loans & advances	176,122	54,537	34,616	2,241	1,682	269,198
Acceptances	27,612	15	—	—	—	27,627
Total gross loans, advances & acceptances	203,734	54,552	34,616	2,241	1,682	296,825

As at 31 March 2005

Housing lending (1)	109,605	15,289	15,399	—	617	140,910
Term lending (1)	30,613	22,702	14,407	2,758	1,975	72,455
Overdrafts	4,651	5,261	1,326	—	—	11,238
Leasing	9,420	6,204	21	—	21	15,666
Credit cards	4,213	1,542	1,066	—	—	6,821
Other	4,345	2,435	1,005	—	416	8,201
Gross loans & advances	162,847	53,433	33,224	2,758	3,029	255,291
Acceptances	21,498	46	23	—	—	21,567
Total gross loans, advances & acceptances	184,345	53,479	33,247	2,758	3,029	276,858

(1)       Housing lending and term lending balances for 30 September 2005 and 31 March 2005 have been restated to reflect the reclassification of certain personal investment housing loan products previously included within business loan products and classified within term lending. This change has arisen from increased granularity of product data which is now available from the Group’s financial systems which enables these housing loans to be unbundled from the business loan products and reported as housing lending. This results in a reclassification from term lending to housing lending of $10,275 million as at 30 September 2005 and $9,088 million as at 31 March 2005.

	Increase / (Decrease) from 30 Sep 05
Movement from 30 September 2005			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Housing	5.2	15.3	6.8	—	(4.6)	6.5
Term lending	9.8	9.8	3.4	4.6	(15.5)	8.0
Overdrafts	10.8	16.2	6.9	—	—	13.0
Leasing	5.4	(3.1)	(18.5)	—	(16.7)	2.1
Credit cards	5.7	(5.9)	6.1	—	—	3.0
Other	(37.7)	(66.9)	(31.8)	—	6.7	(42.6)
Total gross loans and advances	4.7	8.5	5.1	4.6	(12.0)	5.5

	Increase / (Decrease) from 31 Mar 05
Movement from 31 March 2005			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Housing	13.0	36.1	14.8	—	(24.6)	15.5
Term lending	17.7	15.3	12.9	(16.2)	(51.9)	12.6
Overdrafts	20.0	34.8	18.7	—	—	26.9
Leasing	13.0	(0.4)	10.0	—	(34.8)	7.6
Credit cards	5.2	(2.3)	5.7	—	—	3.6
Other	(10.4)	(81.5)	(92.2)	—	(93.2)	(45.7)
Total gross loans and advances	13.3	16.5	10.6	(16.2)	(52.2)	12.4

Financial Report - Note 8: Doubtful Debts

8. DOUBTFUL DEBTS

	Half Year to
Total charge for doubtful debts by Region (1)	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Australia	106	122	198
Europe	136	108	74
New Zealand	23	26	8
United States	7	3	4
Asia	(2)	(6)	(3)
Total charge to provide for doubtful debts	270	253	281

Movement in provisions for doubtful debts

	Half Year to Mar 06			Half Year to Sep 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP	358	2,064	2,422	390	2,034	2,424
Transitional adjustments 1/10/2005 (2)	(77)	(427)	(504)	—	—	—
Opening balance - AIFRS	281	1,637	1,918	390	2,034	2,424
Transfer to/(from) specific/collective provision	203	(203)	—	184	(184)	—
Bad debts recovered	105	—	105	107	—	107
Bad debts written off	(330)	—	(330)	(300)	—	(300)
Charge to income statement	—	270	270	—	253	253
Foreign currency translation and other adjustments (3)	(5)	25	20	(23)	(39)	(62)
Total provisions for doubtful debts (1) (4)	254	1,729	1,983	358	2,064	2,422

	Half Year to Mar 06			Half Year to Mar 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP	358	2,064	2,422	412	2,116	2,528
Transitional adjustments 1/10/2005 (2)	(77)	(427)	(504)	—	—	—
Opening balance - AIFRS	281	1,637	1,918	412	2,116	2,528
Transfer to/(from) specific/collective provision	203	(203)	—	238	(238)	—
Bad debts recovered	105	—	105	88	—	88
Bad debts written off	(330)	—	(330)	(299)	—	(299)
Charge to income statement	—	270	270	—	281	281
Provision of controlled entities sold	—	—	—	(21)	(92)	(113)
Foreign currency translation and other adjustments	(5)	25	20	(28)	(33)	(61)
Total provisions for doubtful debts (1) (4)	254	1,729	1,983	390	2,034	2,424

(1)       The March 2006 half excludes amounts included within loans that are recorded at fair value and trading derivatives of $120 million.

(2)       Represents $384 million reduction in provision and $120 million transferred to loans recorded at fair value and trading derivatives.

(3)       In 2005, this included a $41 million reduction in the specific provision for doubtful debts that arose on the sale of certain loans during the year.

(4)       Specific provision includes amounts for off balance sheet credit exposures.

Financial Report - Note 9: Asset Quality

9. ASSET QUALITY

	As at
Summary of impaired assets	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Gross non-accrual loans (1)	979	1,022	1,115
Gross restructured loans	5	5	1
Gross assets acquired through security enforcement	—	—	2
Gross impaired assets	984	1,027	1,118
Less: Specific provisions - non-accrual loans	(254)	(316)	(353)
Net impaired assets	730	711	765

Total impaired assets	As at 31 Mar 06		As at 30 Sep 05		As at 31 Mar 05
by region	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia	774	578	761	560	757	525
Europe	143	110	137	69	172	103
New Zealand	66	42	103	70	89	67
United States	—	—	25	12	98	69
Asia	1	—	1	—	2	1
Total impaired assets	984	730	1,027	711	1,118	765

			New	United
Movement in gross impaired assets	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 30 September 2004	700	333	87	155	1	1,276
New	283	44	25	2	1	355
Written off	(63)	(52)	(2)	(1)	—	(118)
Returned to performing or repaid	(163)	(60)	(19)	(47)	—	(289)
Impaired assets of controlled entities sold (2)	—	(84)	—	—	—	(84)
Foreign currency translation adjustments	—	(9)	(2)	(11)	—	(22)
Balance at 31 March 2005	757	172	89	98	2	1,118
New	204	99	35	1	—	339
Written off	(143)	(43)	(4)	(1)	(1)	(192)
Returned to performing or repaid	(57)	(83)	(16)	(74)	—	(230)
Foreign currency translation adjustments	—	(8)	(1)	1	—	(8)
Balance at 30 September 2005	761	137	103	25	1	1,027
New	233	71	54	—	—	358
Written off	(76)	(9)	(32)	(26)	—	(143)
Returned to performing or repaid	(144)	(64)	(55)	—	—	(263)
Foreign currency translation adjustments	—	8	(4)	1	—	5
Gross impaired assets at 31 March 2006	774	143	66	—	1	984

(1)       Non-accrual loans are those loans meeting the APRA definition and consist of: retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest to warrant the cessation of the recognition of interest revenue; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities whereby they become non accrual at 180 days.

(2)       Impaired assets of the Irish Banks, which were disposed on 28 February 2005.

Gross non-accrual loans to gross loans	As at
& acceptances - by region	31 Mar 06	30 Sep 05	31 Mar 05
	%	%	%
Australia	0.35	0.37	0.41
Europe	0.23	0.25	0.32
New Zealand	0.19	0.30	0.27
United States	—	1.12	3.48
Asia	0.06	0.06	0.07
Total gross non-accrual loans to gross loans & acceptances (1)	0.30	0.34	0.40

(1)       Includes loans at amortised cost plus those at fair value.

Group coverage ratios
Net impaired assets to total equity (2)	2.8	2.8	3.0
Net impaired assets to total equity plus collective provision (2) (3)	2.6	2.6	2.8
Specific provision to gross impaired assets	25.8	34.9	34.9
Total provision to gross impaired assets (3)	208.5	235.8	216.8
Collective provision to total risk-weighted assets (3)	0.60	0.71	0.73
Collective provision to credit risk-weighted assets (4)	0.62	0.75	0.76

(2)       Total parent entity interest in equity.

(3)       Includes provision against both loans at amortised cost and at fair value.

(4)       From 1 July 2006, a General Reserve for Credit Losses will be established to align with APRA’s proposed benchmark of 0.5% of total risk-weighted credit risk assets (refer Supplementary Information, Capital Adequacy Note).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at
Accruing loans 90 days past due - by region	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Australia	796	671	734
Europe	136	123	124
New Zealand	30	25	22
Asia	1	—	4
Total 90 day past due loans (5)	963	819	884

(5)       Accruing loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Financial Report - Notes 10 & 11

10. DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

Interests in associates

The Group holds no material interests in associates as at 31 March 2006, and held no such material interests as at 30 September 2005 or 31 March 2005.

Interests in joint venture entities

The Group holds no material interests in joint ventures as at 31 March 2006, and held no such material interests as at 30 September 2005 or 31 March 2005.

11. DETAILS OF CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD

There were no material entities over which the Group gained control during the half year ended 31 March 2006.

The sale of BNZ Investment Management Limited was completed on 31 January 2006 generating a profit on sale after all disposal costs of $3 million.

The sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks) to Danske Bank A/S was completed on 28 February 2005 generating a profit on sale after all disposal costs, including taxation, of $1,320 million (ie $1,276 after tax in the March 2005 half plus $44 million after tax in the September 2005 half). Under the terms of the sale agreement, the Company has certain indemnification obligations and standard warranties that survive the completion of the sale.

Transitional services are provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses. Transitional services are provided at cost and are expected to be in place for up to 18 months from the date of sale.

Financial Report - Note 12: Deposits & Other Borrowings

12. DEPOSITS & OTHER BORROWINGS

	As at 31 Mar 06
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,650	3,331	466	700	2	11,149
On-demand and short-term deposits	57,962	24,552	7,188	2,368	578	92,648
Certificates of deposit	8,981	10,163	3,060	506	—	22,710
Term deposits	33,795	10,116	12,852	2,685	4,350	63,798
Total deposits	107,388	48,162	23,566	6,259	4,930	190,305
Securities sold under agreements to repurchase	3,168	2,346	—	824	—	6,338
Borrowings	10,779	—	3,442	5,408	—	19,629
Fair value adjustment	—	41	(7)	—	—	34
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306
Total deposits and other borrowings at cost	121,335	49,675	18,176	12,491	4,930	206,607
Total deposits at fair value (1)	—	874	8,825	—	—	9,699
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 05
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Total deposits	106,237	44,774	24,596	6,377	4,043	186,027
Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	13,638	—	1,576	6,208	—	21,422
Total deposits and other borrowings	122,304	46,648	26,172	13,390	4,043	212,557

	As at 31 Mar 05
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,209	3,317	522	488	2	10,538
On-demand and short-term deposits	47,338	21,513	7,650	2,512	2,266	81,279
Certificates of deposit	22,563	8,263	3,175	468	—	34,469
Term deposits	32,798	9,593	12,456	3,906	3,526	62,279
Total deposits	108,908	42,686	23,803	7,374	5,794	188,565
Securities sold under agreements to repurchase	2,000	1,493	—	242	—	3,735
Borrowings	13,072	366	2,093	405	—	15,936
Total deposits and other borrowings	123,980	44,545	25,896	8,021	5,794	208,236

Detailed Financial Information - Note 12: Deposits & Other Borrowings

	Increase / (Decrease) from 30 Sep 05
Movement from 30 September 2005			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Deposits not bearing interest	1.6	(2.8)	(16.5)	10.9	—	(0.1)
On-demand and short-term deposits	12.1	3.3	2.3	(1.0)	(27.3)	8.1
Certificates of deposit	(35.5)	7.8	(4.8)	—	—	(16.2)
Term deposits	(0.8)	(4.3)	4.5	(17.7)	24.0	0.1
Total deposits	1.1	2.0	2.0	(7.8)	14.5	1.4
Securities sold under agreements to repurchase	30.4	18.6	—	(3.9)	—	20.4
Borrowings	(21.0)	—	large	(18.2)	—	(9.7)
Total deposits and other borrowings	(0.8)	2.7	9.9	(12.4)	14.5	0.8

	Increase / (Decrease) from 31 Mar 05
Movement from 31 March 2005			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Deposits not bearing interest	7.1	—	(4.1)	32.6	—	5.6
On-demand and short-term deposits	22.4	13.7	1.1	(12.7)	(76.4)	14.1
Certificates of deposit	(60.2)	22.5	3.7	—	—	(33.8)
Term deposits	3.0	5.5	10.9	(36.4)	14.2	2.9
Total deposits	(1.4)	12.5	6.5	(21.4)	(21.2)	1.2
Securities sold under agreements to repurchase	58.4	56.6	—	large	—	68.6
Borrowings	(17.5)	large	76.9	large	—	24.1
Total deposits and other borrowings	(2.1)	13.1	12.1	44.2	(21.2)	4.2

Financial Report - Note 13: Contributed Equity

13. CONTRIBUTED EQUITY AND RESERVES

	As at
Contributed equity	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	7,986	6,921	6,751
Ordinary shares, partly paid to 25 cents (1)	—	—	—
Other contributed equity
National Income Securities	1,945	1,945	1,945
Trust Preferred Securities	975	975	975
Trust Preferred Securities II	1,014	1,014	1,014
	11,920	10,855	10,685

(1)       Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

	As at
Movements in contributed equity	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Ordinary share capital
Balance at beginning of period	6,921	6,751	7,271
AIFRS transition adjustment (derecognition of treasury shares)	—	—	(645)
Restated opening balance	6,921	6,751	6,626
Shares issued
Dividend reinvestment plan	99	102	103
Executive share option plan no. 2	25	30	14
Paying up of partly paid shares	—	1	—
Exchangeable capital units converted (1)	932	31	—
(Purchase)/sale and vesting of treasury shares	(19)	(14)	7
Current period equity based payments expense vested immediately	4	3	1
Transfer on vesting of equity based payments	24	17	—
Balance at end of period	7,986	6,921	6,751
National Income Securities
Balance at beginning of period	1,945	1,945	1,945
Movement during period	—	—	—
Balance at end of period	1,945	1,945	1,945
Trust Preferred Securities
Balance at beginning of period	975	975	975
Movement during period	—	—	—
Balance at end of period	975	975	975
Trust Preferred Securities II
Balance at beginning of period	1,014	1,014	—
Movement during period	—	—	1,014
Balance at end of period	1,014	1,014	1,014

(1)       During the March 2006 half, holders of 17,282,295 exchangeable capital units were converted into 28,282,476 ordinary shares as per the terms set out in the 2005 Annual Financial Report.

	As at
Reserves	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
General reserve	687	1,111	920
Asset revaluation reserve	96	97	100
Foreign currency translation reserve	(203)	(504)	(264)
Cash flow hedge reserve	(10)	—	—
Equity based payments reserve	144	110	70
Total reserves	714	814	826

	As at
Movements in reserves	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
General reserve
Balance at beginning of period	1,111	920	942
AIFRS transition adjustment	(417)	—	—
Restated opening balance	694	920	942
Transfer from/(to) retained profits	(7)	191	(22)
Balance at end of period	687	1,111	920
Asset revaluation reserve
Balance at beginning of period	97	100	86
AIFRS transition adjustment	—	—	114
Restated opening balance	97	100	200
Revaluation of land and buildings	—	(6)	—
Tax on revaluation adjustments	—	3	—
Transfer to retained profits	(1)	—	—
Transfer to retained profits on sale of controlled entities	—	—	(100)
Balance at end of period	96	97	100
Foreign currency translation reserve
Balance at beginning of period	(504)	(264)	166
AIFRS transition adjustment	—	—	(166)
Restated opening balance	(504)	(264)	—
Currency translation adjustments	290	(187)	(351)
Transfer from retained profits	11	21	27
Transfer to income statement on sale of controlled entities	—	(74)	60
Balance at end of period	(203)	(504)	(264)
Cash flow hedge reserve
Balance at beginning of period	—	—	—
AIFRS transition adjustment	(3)	—	—
Restated opening balance	(3)	—	—
Gains/(losses) on cash flow hedging instruments	15	—	—
Gains/(losses) transferred to the income statement	(23)	—	—
Tax on cash flow hedging instruments	1	—	—
Balance at end of period	(10)	—	—
Equity based payments reserve
Balance at beginning of period	110	70	—
AIFRS transition adjustment	—	—	34
Restated opening balance	110	70	34
Current period equity based payments expense not yet vested	58	57	36
Transfer to ordinary share capital on vesting	(24)	(17)	—
Balance at end of period	144	110	70

	As at
Reconciliation of Movement in Retained Profits	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Balance at beginning of period	13,661	13,985	14,515
AIFRS transition adjustments	(889)	—	(2,013)
Restated opening balance	12,772	13,985	12,502
Actuarial gains/(losses) on defined benefit plans	56	—	(68)
Treasury shares adjustment (after tax)	22	—	10
Net profit attributable to members of the Company	1,994	1,234	2,758
Total available for appropriation	14,844	15,219	15,202
Transfer from/(to) general reserve	7	(191)	22
Transfer from asset revaluation reserve	1	—	—
Transfer from asset revaluation reserve on sale of controlled entities	—	—	100
Transfer to foreign currency translation reserve	(11)	(21)	(27)
Dividends paid	(1,275)	(1,237)	(1,217)
Distributions on other equity instruments	(127)	(109)	(95)
Balance at end of period	13,439	13,661	13,985

Financial Report - Note 14: Notes to the Cash Flow Statement

14. NOTES TO THE CASH FLOW STATEMENT

(a)          Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half Year to
	Mar 06	Mar 05
	$m	$m
Net profit attributable to members of the Company	1,994	2,758
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(555)	132
Increase/(decrease) in interest payable	707	(55)
Increase/(decrease) in unearned income	23	(61)
Increase/(decrease) in deferred and unamortised fee income	(174)	—
Fair value movements
Assets, liabilities and derivatives designated at fair value through profit and loss	1,866	(1,158)
Net adjustment to bid/offer valuation	7	—
Increase/(decrease) in personnel provisions	(115)	230
Increase/(decrease) in other operating provisions	(130)	68
Equity based payments expense recognised in equity or reserves	62	37
Actuarial (gains)/losses on defined benefit plans	(333)	—
Impairment losses on non-financial assets	(2)	—
Charge to provide for doubtful debts	270	281
Depreciation and amortisation expense	478	479
Revaluation losses on Excaps	153	—
Movement in life insurance policyholder liabilities	4,450	2,865
Unrealised (gain)/loss on investments relating to life insurance business	(4,229)	(2,120)
Decrease/(increase) in other assets	(77)	(205)
Increase/(decrease) in other liabilities	(222)	(742)
Increase/(decrease) in income tax payable	144	156
Increase/(decrease) in deferred tax liabilities	283	(56)
Decrease/(increase) in deferred tax assets	87	(127)
Add/(deduct): Operating cash flows items not included in profit	(10,982)	(8,500)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax expense/(benefit)	(3)	(1,261)
(Profit)/loss on investments classified as available-for-sale and held to maturity	—	4
(Profit)/loss on sale of property, plant, equipment and other assets	3	(4)
Write-off of property, plant, equipment and other assets	—	1
Net cash provided by/(used in) operating activities	(6,295)	(7,278)

(b)          Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows relates to the following items on the statement of financial position:

Cash and cash equivalents
Assets
Cash and liquid assets	10,903	6,941
Treasury and other eligible bills	651	—
Due from other banks, excluding mandatory deposits with supervisory central banks	21,816	18,519
	33,370	25,460
Liabilities
Due to other banks	(38,964)	(35,020)
Total cash and cash equivalents	(5,594)	(9,560)

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(c)          Non-cash financing and investing activities

	Half Year to
	Mar 06	Mar 05
	$m	$m
New share issues
Dividend reinvestment plan	99	103
Bonus share plan	52	72
Movement in assets under finance lease	—	1

(d)          Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 31 March 2006 or 31 March 2005 half years.

(e)          Sale of controlled entities

The following sales were made during the half years to 31 March 2006 and 31 March 2005 respectively:

•       A controlled entity, National Europe Holdings (Ireland) Limited, the immediate parent of Northern Bank Limited and National Irish Bank Limited was sold on 28 February 2005;

•       A controlled entity, BNZ Investment Management Limited was sold on 31 January 2006

The operating results of the controlled entities have been included in the Group’s Income Statement up to the date of sale. Details of the sales were as follows:

	Mar 06	Mar 05
	$m	$m
Cash consideration received	8	2,514
Net assets of controlled entities sold
Cash and liquid assets	6	1,041
Due from other banks	—	1,053
Investment - held to maturity	—	691
Loans and advances	—	13,333
Property, plant and equipment	2	194
Other assets	22	342
Due to other banks	—	(2,113)
Due to customers	—	(12,340)
Provisions	—	(78)
Retirement benefit obligations	—	(286)
Other liabilities	(25)	(874)
Total net assets of controlled entities sold	5	963
Goodwill	—	13
Foreign currency translation reserve relating to controlled entities sold	—	60
Costs of disposal of controlled entities sold	—	217
Profit/(loss) on sale of controlled entities before income tax expense/(benefit)	3	1,261

Financial Report - Note 15: Contingent Liabilities

15. CONTINGENT LIABILITIES & COMMITMENTS

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business. The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position. Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group. The aggregate of potential liability in respect thereof cannot be accurately assessed.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001. The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax). As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments. These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO. Interest may accrue on the unpaid disputed amounts. The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute. As a result, a permanent difference of $12 million has been recognised in determining income tax expense for the 2006 half year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged but as yet have not been determined. No provision has been raised for this matter.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately NZ$256 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million. In addition, as at 31 March 2006, interest of NZ$132 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect of these transactions. The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the six months ended 31 March 2006.

Wealth Management Reinsurance

As a result of a review by the Australian Taxation Office (ATO), the Australian Wealth Management business (MLC) received a position paper from the ATO on 6 April 2006 in relation to a reinsurance contract entered into in the 1998 tax year and amended in the 2000 tax year. The position paper expresses the preliminary view that certain expenditure incurred under the reinsurance contract was not deductible under certain technical provisions of the tax law. The ATO has requested the Group to respond to the position paper by late May 2006. To date no amended assessment has been received.

The primary tax in relation to the expenditure claimed is approximately $54 million. Interest and penalties may be imposed should an amended assessment be issued. An accurate assessment of any interest and penalties cannot be made at this time.

The Group is currently in the process of assessing the ATO position paper and determining its response to the ATO. The Group believes, based on the work completed to date, that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

Accordingly, consistent with Group practice, this amount has not been provided for.

Financial Report - Note 16: Disposal Groups Classified as Held for Sale

16. DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE

Description

On 23 November 2005, the Group announced it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business, Custom Fleet. The Custom Fleet business has been classified as held for sale for the purposes of the 31 March 2006 balance sheet. In May 2006, the Group announced that it has agreed to sell its Custom Fleet business to GE Commercial Finance. The sale is subject to regulatory approvals and to no material adverse change occurring within the business prior to completion.

On 21 February 2006, the Group announced that it had agreed to sell its MLC life insurance businesses in Hong Kong and Indonesia to AXA Asia Pacific Holdings for $575 million. The sale was subject to certain regulatory approval which have been obtained. In May 2006 the Group announced the completion of the sale of these businesses. The impact on Group profit and loss is not expected to be material.

The assets and liabilities attributable to these disposal groups have been measured and are disclosed below, in accordance with AASB 5 “Non-current assets held for sale and discontinued operations”, and are held in the Total Australia, Total UK and Total New Zealand regions. Intercompany assets and liabilities have been eliminated.

As at
31 Mar 06
$m
Assets
Investments relating to life insurance business	869
Property, plant and equipment	2,140
Other assets	341
Total assets	3,350

Liabilities
Life Insurance policy liabilities	614
Other liabilities	196
Total Liabilities	810
Net Assets	2,540

Financial Report - Note 17: Subsequent Events

17. SUBSEQUENT EVENTS

Sale of global fleet services business

The Group announced in May 2006 that it has agreed to sell its Custom Fleet business to GE Commercial Finance, the business-to-business financial services unit of General Electric Company.

Subject to adjustments related to the sale the agreed price is $550 million to acquire net assets of $230 million. Any intercompany funding by the Group will be paid out by the purchaser prior to sale completion.

Custom Fleet is a global fleet management and leasing business with operations in Australia, New Zealand and the United Kingdom.

The sale is subject to regulatory approvals and to no material adverse change occurring within the business prior to completion. The proceeds will be utilised as part of the Group’s total capital management program.

Completion of sale of MLC Hong Kong and MLC Indonesia

The Group announced in May 2006 the completion of the sale of its life insurance companies in Asia, MLC Hong Kong and MLC Indonesia, to AXA Asia Pacific. The sale, announced on 21 February 2006, was subject to certain regulatory approvals which have been obtained. Completion of the sale has occurred on terms consistent with the original sale announcement.

SECTION 6

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2006

SUPPLEMENTARY INFORMATION

1. Net Interest Margins and Spreads	118
2. Gross Loans, Advances and Acceptances by Division	119
3. Capital Adequacy	120
4. Net Life Insurance Income	123
5. Full Time Equivalent Employees	124
6. Exchange Rates	125
7. Earnings per Share	127
8. Significant Items	129
9. Reconciliation of Number of Shares	130
10. Funds Under Management & Administration	131
11. Annual Inforce Premiums	132
12. Average Balance Sheet	133
13. Other Items	137

Supplementary information - 1. Net Interest Margins & Spreads

1. NET INTEREST MARGINS & SPREADS

				Fav /	Fav /
				(Unfav)	(Unfav)
	Half Year to			Change on	Change on
Group	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	%	%	%	basis points	basis points
Gross interest spread (1)	1.84	1.70	1.71	14	13
Interest forgone on impaired assets	(0.02)	(0.02)	(0.01)	—	(1)
Net interest spread (2)	1.82	1.68	1.70	14	12
Benefit of net free liabilities, provisions and equity	0.49	0.46	0.42	3	7
Net interest margin (3)	2.31	2.14	2.12	17	19

(1)       Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net interest margin is net interest income as a percentage of average interest-earning assets.

Reconciliation of divisional	Interest earning assets ($bn) (1)
margins to Group margin	Half Year to Mar 06		Half Year to Sep 05		Variance
	$bn	Mix %	$bn	Mix %	$bn	%
Australian Banking	194.5	54	158.5	49	36.0	23
UK Banking	48.3	13	43.1	13	5.2	12
New Zealand Banking	31.5	9	29.8	9	1.7	6
Institutional Markets & Services	135.6	37	131.4	41	4.2	3
Other (2)	(45.8)	(13)	(39.7)	(12)	(6.1)	15
Group	364.1	100	323.1	100	41.0	13

	Net interest income ($m)
	Half Year to Mar 06		Half Year to Sep 05		Variance
	$m	Mix %	$m	Mix %	$m	%
Australian Banking	2,299	55	1,958	56	341	17
UK Banking	877	21	807	23	70	9
New Zealand Banking	400	10	371	11	29	8
Institutional Markets & Services	434	10	244	7	190	78
Other (2)	182	4	92	3	90	98
Group	4,192	100	3,472	100	720	21

	Net interest margin				Contribution to Group margin (3)
	HY Mar 06	HY Sep 05	Variance		HY Mar 06	HY Sep 05	Variance
Australian Banking	2.37%	2.46%	(9bp	)	1.27%	1.21%	6bp
UK Banking	3.64%	3.73%	(9bp	)	0.48%	0.50%	(2bp	)
New Zealand Banking	2.54%	2.48%	6bp		0.22%	0.23%	(1bp	)
Institutional Markets & Services	0.64%	0.37%	27bp		0.24%	0.15%	9bp
Other (2)	(0.80)%	(0.46)%	(34bp	)	0.10%	0.05%	5bp
Group					2.31%	2.14%	17bp

(1)       Interest-earning assets include intercompany balances.

(2)       Other includes the Wealth Management regional operations, Asian Banking, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)       Divisional net interest margin multiplied by % share of Group average interest-earning assets.

Supplementary Information - 2. Gross Loans, Advances & Acceptances By Division

2. GROSS LOANS, ADVANCES & ACCEPTANCES BY DIVISION

	Total	Total	New	Total		Total
By Division	Australia	UK	Zealand	IMS	Other (1)	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2006

Housing lending	124,301	20,891	16,399	32	61	161,684
Non-housing lending (2)	41,518	30,687	13,123	38,115	25	123,468
Total gross loans and advances (2)	165,819	51,578	29,522	38,147	86	285,152
Acceptances	34,306	15	—	2,945	—	37,266
Total gross loans and acceptances	200,125	51,593	29,522	41,092	86	322,418
As at 30 September 2005

Housing lending	118,107	17,175	16,361	32	105	151,780
Non-housing lending	39,903	25,890	13,142	38,460	23	117,418
Total gross loans and advances	158,010	43,065	29,503	38,492	128	269,198
Acceptances	30,782	15	—	3,287	(6,457)	27,627
Total gross loans and acceptances	188,792	43,080	29,503	41,779	(6,329)	296,825
As at 31 March 2005

Housing lending	110,135	15,289	15,371	28	87	140,910
Non-housing lending	37,030	24,403	12,296	40,599	53	114,381
Total gross loans and advances	147,165	39,692	27,667	40,627	140	255,291
Acceptances	27,261	46	23	3,969	(9,732)	21,567
Total gross loans and acceptances	174,426	39,738	27,690	44,596	(9,592)	276,858

(1)  Other lending includes Group Funding, Corporate Centre and intra-group elimination entries. Other acceptances includes NAB-issued acceptances bought back by NAB that at 30 September 2005 and 31 March 2005 were classified within Trading Securities.

(2)  Includes loans accounted for at fair value which are included within other financial assets at fair value in the balance sheet.

Supplementary Information - 3. Capital Adequacy

3. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

AIFRS Transitional Arrangements

APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of material AIFRS adjustments to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006. Final APRA standards on AIFRS are expected shortly and the Group is currently discussing its transitional arrangements with APRA.

Under APRA transitional arrangements intended to apply until 1 January 2008, a General Reserve for Credit Losses will be established at 1 July 2006. This will be an appropriation from retained earnings to non distributable reserves and will qualify as Tier 2 capital. The reserve will be calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% of total risk-weighted credit risk assets. The Group estimates that on a proforma basis, the reserve would amount to $157 million at 1 October 2005 and $161 million at 31 March 2006.

	As at
Reconciliation to shareholder’s funds	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Contributed equity	11,920	11,486	11,322
Reserves	714	667	802
Retained profits	13,439	15,903	15,770
Minority interest	—	6,224	4,107
Total equity per consolidated balance sheet	26,073	34,280 (1)	32,001 (1)
Reverse effect to total equity of AIFRS transitional adjustments as at October 1 2004 (2)	2,606	—	—
Reverse effect to total equity of AIFRS transitional adjustments for year ended 30 September 2005 (2)	110	—	—
Reverse effect to total equity of AIFRS transitional adjustments at 1 October 2005 (2)	1,318	—	—
Reverse effect of AIFRS during 6 Months to 31 March 2006 (2)		—	—
Exchangeable capital units converted - embedded derivative and foreign exchange movements	(387)	—	—
Revaluation losses on exchangeable capital units	134	—	—
Treasury Shares	101	—	—
Pensions actuarial estimate	(56)	—	—
Pensions reforms revenue	(270)	—	—
Movement in cashflow hedge reserve	7	—	—
General provision for doubtful debts (3)	(91)	—	—
Adjusted total equity per APRA’s transitional arrangements	29,545 (4)	34,280 (1)	32,001 (1)

Estimated reinvestment under dividend reinvestment plan	152	152	151
Less: Goodwill	(522)	(522)	(571)
Estimated final dividend	(1,331)	(1,304)	(1,293)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Asset revaluation reserve	(33)	(18)	(17)
Deconsolidation of Wealth Management profits (net of dividends)	(871)	(799)	(305)
DTA (excluding DTA on the general provision for doubtful debts) (5)	—	(143)	(55)
Non - qualifying minority interest	—	(6,224)	(4,107)
Capitalised expenses	(181)	(195)	(200)
Tier 1 capital	24,311	22,779	23,156

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Asset revaluation reserve	33	18	17
General provision for doubtful debts	1,600	1,443	1,415
Perpetual floating rate notes	350	328	324
Dated subordinated debts	8,378	7,422	8,475
Exchangeable capital units	686	1,231	1,262
Notional revaluation of investment securities to market	—	(18)	—
Tier 2 capital	11,047	10,424	11,493
Other deductions (6)	(2,967)	(2,922)	(2,922)

Total regulatory capital	32,391	30,281	31,727

Risk-weighted assets - credit risk	288,350	276,540	266,854
Risk-weighted assets - market risk (7)	13,474	13,293	12,294
Total risk-weighted assets (7)	301,824	289,833	279,148

Risk adjusted capital ratios
Tier 1	8.05%	7.86%	8.30%
Tier 2	3.66%	3.60%	4.12%
Deductions	(0.98)%	(1.01)%	(1.05)%
Total capital	10.73%	10.45%	11.37%

(1)    Total equity on an AGAAP basis.

(2)      APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS adjustments up to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006. The difference between the AIFRS transitional adjustments to equity for regulatory capital purposes and the actual total equity impact of AIFRS as disclosed in note 1 in the financial report relates to individually immaterial items that were not adjusted for regulatory capital purposes, as per the transitional approach agreed with APRA. (3) The adjustment to equity for general provision for doubtful debts arises primarily as a consequence of methodology differences in calculating loan loss provisions. The AGAAP general provision is based on expected losses over the entire expected life of a loan facility using committed exposures. The majority of the difference arises due to significant growth in commitments to SME business customers and institutions in the half year ended 31 March 2006.

(4)    Exlcudes minority interests and the effect of this has not been reversed as it has no impact on capital.

(5)      APRA requires any excess deferred tax asset (DTA) (excluding DTA impact on the general provision for doubtful debts) over deferred tax liabilities be deducted from Tier 1 capital.

(6)    Includes $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Sep 05: $2,922 million, Mar 05: $2,922 million). (7) Risk-weighted assets - market risk is calculated based on the Standard Method.

	As at
Adjusted common equity ratio reconciliation	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Tier 1 capital	24,311	22,779	23,156
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Other deductions	(2,967)	(2,922)	(2,922)
Adjusted common equity	17,410	15,923	16,300
Total risk-weighted assets	301,824	289,833	279,148
Adjusted common equity ratio	5.77%	5.49%	5.84%

Wealth Management capital adequacy position

The Group conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The principal National Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are currently two entities within the Wealth Management group with credit ratings, MLC Lifetime Company Limited and MLC Ltd, both of which have the same Standard and Poor’s long-term credit rating as the National (AA-).

The National also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The National targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of approximately 25%, which is consistent with a AA- credit rating. Equity for the purposes of this calculation represents the value of the National’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). Currently there are no such instruments on issue. As at 31 March 2006, the Wealth Management gearing ratio on an AIFRS basis was 20% and interest cover was 11.0 times.

The total deduction from the Group’s capital position in respect of Wealth Management entities at 31 March 2006 was $6,241 million (30 September 2005: $6,169; 31 March 2005: $5,675 million). The components of the Wealth Management capital deduction are outlined below.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Components of Wealth Management deduction from capital
Wealth Management deductions from tier 1 capital
Intangible assets	2,448	2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)	871	799	305
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	2,922	2,922	2,922
Total Wealth Management deduction from capital	6,241	6,169	5,675

Supplementary Information - 4. Net Life Insurance Income

4. NET LIFE INSURANCE INCOME

				Fav /	Fav /
				(Unfav)	(Unfav)
	Half Year to			Change on	Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Premium and related revenue	460	472	434	(2.5)	6.0
Investment revenue (1)	5,038	4,750	2,802	6.1	79.8
Life insurance income excluding IORE	5,498	5,222	3,236	5.3	69.9

Claims expense	(262)	(303)	(287)	13.5	8.7
Change in policy liabilities	(3,891)	(3,499)	(2,071)	(11.2)	(87.9)
Policy acquisition and maintenance expense	(390)	(374)	(365)	(4.3)	(6.8)
Investment management fees	(19)	(15)	(18)	(26.7)	(5.6)
Life insurance expenses	(4,562)	(4,191)	(2,741)	(8.9)	(66.4)

Net life insurance income excluding IORE	936	1,031	495	(9.2)	89.1
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	57	83	63	(31.3)	(9.5)

Net life insurance income	993	1,114	558	(10.9)	78.0
Interest expense - life insurance funds	(17)	(8)	(14)	large	(21.4)
Profit of life insurance funds before income tax	976	1,106	544	(11.8)	79.4

Income tax expense - life insurance funds	(523)	(448)	(192)	(16.7)	large
Net profit of life insurance funds before minority interest	453	658	352	(31.2)	28.7

Net profit attributable to minority interest	(259)	(456)	(154)	43.2	(68.2)
Net profit of life insurance funds after minority interest	194	202	198	(4.0)	(2.0)

(1)  Investment revenue excluding investment earnings on shareholders’ retained profits and capital from life businesses.

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	121	138	139	(12.3)	(12.9)
Life company - experience profit	30	1	11	large	large
Capitalised Losses	(3)	(5)	—	(40.0)	—
Life company operating margins (2)	148	134	150	10.4	(1.3)
Investment earnings on shareholders’ retained profits and capital from life businesses after tax (3)	46	68	48	(32.4)	(4.2)
Net profit of life insurance funds after outside equity interest	194	202	198	(4.0)	(2.0

(2)  Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(3)  Investment earnings on shareholders’ retained profits and capital from life businesses after Minority Interest.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group.

Supplementary Information - 5. Full Time Equivalent Employees

5. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
By Division	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
	No.	No.	No.	%	%
Australian Banking	18,367	17,837	18,528	3.0	(0.9)
Wealth Management Australia	3,995	3,842	3,903	4.0	2.4
Asia Banking & Wealth Management	509	449	501	13.4	1.6
Total Australia	22,871	22,128	22,932	3.4	(0.3)
Total UK	9,246	9,480	9,772	(2.5)	(5.4)
Total New Zealand	4,628	4,645	4,549	(0.4)	1.7
Institutional Markets & Services	1,944	1,920	2,005	1.3	(3.0)
Other (incl. Group Funding & Corporate Centre)	609	760	703	(19.9)	(13.4)

Total full time equivalent employees (FTEs)	39,298	38,933	39,961	0.9	(1.7)

Average half year FTEs	39,215	39,395	42,591	(0.5)	(7.9)

(1) Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

Supplementary Information - 6. Exchange Rates

6. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance Average			Statement of Financial Position
	Half Year to			Spot as at
	Mar 06	Sep 05	Mar 05	31 Mar 06	30 Sep 05	31 Mar 05
British Pounds	0.4237	0.4198	0.4085	0.4099	0.4326	0.4114
Euros	0.6202	0.6165	0.5883	0.5884	0.6329	0.5974
United States Dollars	0.7418	0.7642	0.7667	0.7153	0.7617	0.7726
New Zealand Dollars	1.0918	1.0863	1.0831	1.1706	1.0991	1.0883

Impact on Income Statement of exchange rate movements

Half Year to March 2006 since September 2005		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(8)	(2)	2	1	(7)
Other operating income	(5)	(1)	—	—	(6)
Other operating expenses	9	2	(1)	(1)	9
Charge to provide for doubtful debts	1	—	—	—	1
Income tax expense	1	—	—	—	1
Cash earnings before significant items, distributions and Minority Interest	(2)	(1)	1	—	(2)

Half Year to March 2006 since March 2005		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(35)	(4)	2	1	(36)
Other operating income	(19)	(2)	—	—	(21)
Other operating expenses	33	3	(1)	(1)	34
Charge to provide for doubtful debts	5	—	—	—	5
Income tax expense	5	1	—	—	6
Cash earnings before significant items, distributions and Minority Interest	(11)	(2)	1	—	(12)

Since 30 September 2005		New	United
increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	3,022	(2,114)	146	122	1,176
Deposits and other borrowings	2,582	(1,599)	869	263	2,115

Since 31 March 2005		New	United
increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	196	(2,336)	221	290	(1,629)
Deposits and other borrowings	162	(1,820)	643	463	(552)

Supplementary Information - 7. Earnings per Share

7. EARNINGS PER SHARE

	Half Year to
	Mar 06		Sep 05		Mar 05
Earnings per Share	Basic	Diluted (1)	Basic	Diluted (1) (3)	Basic	Diluted (1)
Earnings ($m)
Net profit attributable to members of the Company	1,994	1,994	1,234	1,234	2,758	2,758
Distributions on other equity instruments	(127)	(127)	(109)	(109)	(95)	(95)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	31	—	—	—	53
Adjusted earnings	1,867	1,898	1,125	1,125	2,663	2,716
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,593,176	1,593,176	1,562,509	1,562,509	1,555,388	1,555,388
Treasury shares	(21,847)	(21,847)	(21,159)	(21,159)	(20,555)	(20,555)
Potential dilutive ordinary shares
Performance options and performance rights	—	3,835	—	2,320	—	848
Staff share allocation and ownership plans	—	1,395	—	1,484	—	1,484
Partly paid ordinary shares	—	312	—	326	—	361
Exchangeable capital units	—	35,702	—	—	—	65,452

Total weighted average ordinary shares	1,571,329	1,612,573	1,541,350	1,545,480	1,534,833	1,602,978
Earnings per share (cents)	118.8	117.7	73.0	72.8	173.5	169.4

(1)            The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)            Refer to Section 3 “Financial Review - Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(3)            During the period ended 30 September 2005, there were 64,373,837 potential ordinary shares as a result of the exchangeable capital units on issue. The exchange capital units have not been included in the diluted earnings per share because they were antidilutive for the period ended 30 September 2005. The exchangeable capital units could potentially dilute basic earnings per share in future periods.

	Half Year to
	Mar 06		Sep 05		Mar 05
Cash Earnings per Share	Basic	Diluted (1)	Basic	Diluted (1) (3)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,840	1,840	1,601	1,601	1,652	1,652
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	31	—	53	—	53
Adjusted cash earnings before significant items	1,840	1,871	1,601	1,654	1,652	1,705
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,593,176	1,593,176	1,562,509	1,562,509	1,555,388	1,555,388
Potential dilutive weighted average ordinary shares
Performance options and performance rights	—	3,835	—	2,320	—	848
Staff share allocation and ownership plans	—	1,395	—	1,484	—	1,484
Partly paid ordinary shares	—	312	—	326	—	361
Exchangeable capital units	—	35,702	—	64,374	—	65,452

Total weighted average ordinary shares	1,593,176	1,634,420	1,562,509	1,631,013	1,555,388	1,623,533
Cash earnings before significant items per share (cents)	115.5	114.5	102.5	101.4	106.2	105.0

(1)            The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)            Refer to Section 3 “Financial Review - Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(3)            The impact of exchangeable capital units (Excaps) has been included in the half year Sep 05 calculation of diluted cash EPS on this page. However, Excaps have been excluded from the diluted EPS disclosure on the previous page, as a result of EPS being on a statutory basis, and the Excaps being anti-dilutive. Refer to footnote (3) in the EPS note for further information.

Supplementary Information - 8. Significant Items

8. SIGNIFICANT ITEMS

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Pensions revenue
Pensions revenue - past service cost	387	—	—
Income tax expense	(117)	—	—
Net pensions revenue	270	—	—

Disposal of Irish Banks
Proceeds from the sale of controlled entities	—	(21)	2,514
Cost of controlled entities sold	—	114	(1,253)
Profit on sale of controlled entities	—	93	1,261
Income tax (expense)/benefit	—	(49)	15
Net profit on sale of controlled entities	—	44	1,276

Restructuring expenses
Restructuring expenses	—	(437)	(356)
Income tax benefit	—	109	108
Net restructuring expenses	—	(328)	(248)

Settlement of tax dispute on TrUEPrSSM
Income tax expense	—	(97)	—

Foreign currency options trading losses
Foreign currency options trading losses	—	—	34
Income tax expense	—	—	(10)
Net foreign currency options trading losses	—	—	24

PfG Restructuring provision
Reversal of PfG restructuring provision	—	2	9
Income tax expense	—	(1)	(3)
Net reversal of PfG restructuring provision	—	1	6

Significant items after tax as per Divisional Performance Summary	270	(380)	1,058

Pensions revenue (1)
Pensions expense - current service cost	(66)	—	—
Pensions expense - interest cost	(118)	—	—
Pensions revenue - expected return on assets	130	—	—
Income tax benefit	16	—	—
Net pensions revenue - ongoing	(38)	—	—

Significant items after tax	232	(380)	1,058

(1)       Pension expense of $54 million ($38 million after tax) has been included in cash earnings as this is an ongoing expense of the Group’s defined benefit plans.

Supplementary Information - 9. Reconciliation of Number of Shares

9. RECONCILIATION OF NUMBER OF SHARES

	Half Year to
	Mar 06	Sep 05	Mar 05
	No. ‘000	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of period	1,567,188	1,558,324	1,550,784
Shares issued
Dividend reinvestment plan	3,049	3,233	3,683
Bonus share plan	1,652	1,938	2,624
Staff share ownership plan	1,691	286	608
Staff share allocation plan	441	529	—
Executive option plan no. 2	842	1,199	596
Exchangeable capital units converted	28,282	1,609	2
Paying up of partly paid shares	37	70	27
Shares bought back	—	—	—
	1,603,182	1,567,188	1,558,324
Ordinary shares, partly paid to 25 cents
Balance at beginning of period	466	536	563
Paying up of partly paid shares	(37)	(70)	(27)
	429	466	536
Closing balance (including treasury shares)	1,603,611	1,567,654	1,558,860
Less treasury shares	(22,058)	(21,637)	(20,681)
Closing balance	1,581,553	1,546,017	1,538,179

Supplementary Information - 10. Funds under Management & Administration

10. AUSTRALIA FUNDS UNDER MANAGEMENT & ADMINISTRATION

	Half year ended 31 March 2006
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Sep 05	Inflows	Outflows	earnings	Other (2)	Mar 06
	$m	$m	$m	$m	$m	$m
Platforms	49,417	4,359	(3,690)	5,256	(472)	54,870
Wholesale	19,416	1,404	(1,811)	2,344	—	21,353
Cash Management	3,948	5,752	(6,029)	90	(36)	3,725
Other Retail & Trustee	11,374	70	(783)	488	(555)	10,594
Total	84,155	11,585	(12,313)	8,178	(1,063)	90,542

	Half year ended 30 September 2005
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Mar 05	Inflows	Outflows	earnings	Other (2)	Sep 05
	$m	$m	$m	$m	$m	$m
Platforms	44,783	4,508	(3,465)	4,976	(1,385)	49,417
Wholesale	18,196	1,830	(2,324)	1,714	—	19,416
Cash Management	3,680	6,643	(6,463)	124	(36)	3,948
Other Retail & Trustee	11,453	125	(842)	492	146	11,374
Total	78,112	13,106	(13,094)	7,306	(1,275)	84,155

	Half year ended 31 March 2005
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Sep 04	Inflows	Outflows	earnings	Other (2)	Mar 05
	$m	$m	$m	$m	$m	$m
Platforms	41,077	4,181	(3,402)	3,312	(385)	44,783
Wholesale	17,176	1,853	(1,654)	821	—	18,196
Cash Management	3,591	5,571	(5,551)	104	(35)	3,680
Other Retail & Trustee	12,188	81	(874)	428	(370)	11,453
Total	74,032	11,686	(11,481)	4,665	(790)	78,112

(1)       Balances have been restated to reflect the reclassification of cash management out of platform, and to include the gross inflows and outflows (instead of net flows).

(2)       Other includes trust distributions and flows due to the sale/purchase of businesses.

Supplementary Information - 11. Annual Inforce Premiums

11. ANNUAL INFORCE PREMIUMS

	Half year ended 31 March 2006
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Sep 05	Business	movements	Mar 06
	$m	$m	$m	$m
Retail	508.1	44.3	(15.3)	537.1
Group Risk	125.3	12.6	(11.8)	126.1
Total	633.4	56.9	(27.1)	663.2

	Half year ended 30 September 2005
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Mar 05	Business	movements	Sep 05
	$m	$m	$m	$m
Retail	484.7	42.2	(18.8)	508.1
Group Risk	123.0	16.9	(14.6)	125.3
Total	607.7	59.1	(33.4)	633.4

	Half year ended 31 March 2005
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Sep 04	Business	movements	Mar 05
	$m	$m	$m	$m
Retail	464.9	37.0	(17.2)	484.7
Group Risk	110.7	20.3	(8.0)	123.0
Total	575.6	57.3	(25.2)	607.7

Supplementary Information - 12. Average Balance Sheet & Related Interest

12. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included within interest-earning assets within loans and advances.

Average assets and interest income

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other banks
Australia	10,579	238	4.51	8,355	210	5.01
Europe	12,260	236	3.86	11,605	209	3.59
Other International	2,971	64	4.32	2,122	43	4.04
Marketable debt securities
Australia	8,608	237	5.52	18,191	513	5.62
Europe	7,162	140	3.92	9,124	196	4.28
Other International	7,456	181	4.87	7,612	164	4.30
Loans and advances - housing
Australia (1)	120,273	4,161	6.94	114,606	4,022	7.00
Europe	18,837	517	5.50	16,045	469	5.83
Other International	16,993	645	7.61	16,669	606	7.25
Loans and advances - non-housing
Australia (1)	55,154	1,980	7.20	53,727	2,063	7.66
Europe	39,480	1,390	7.06	36,511	1,243	6.79
Other International	22,069	957	8.70	22,607	840	7.41
Acceptances (2)
Australia	35,735	1,285	7.21
Europe	20	—	—
Other interest-earning assets
Australia	1,896	30	n/a	806	44	n/a
Europe	1,557	33	n/a	1,753	137	n/a
Other International	3,070	97	n/a	3,366	114	n/a

Total average interest-earning assets and interest revenue by:
Australia	232,245	7,931	6.85	195,685	6,852	6.98
Europe	79,316	2,316	5.86	75,038	2,254	5.99
Other International	52,559	1,944	7.42	52,376	1,767	6.73

Total average interest-earning assets and interest revenue	364,120	12,191	6.71	323,099	10,873	6.71

(1)       A change has been made to the classification of certain exposures from Loans and Advances - non-housing to Loans and Advances - housing to ensure consistent classification with the spot balance sheet. Associated interest revenue was also reclassified.

(2)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average assets and interest income

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Non-interest-earning assets
Investments relating to life insurance business (1)
Australia	52,112			44,913
Other International	826			710
Acceptances (2)
Australia				23,648
Europe				36
Other International				19
Property, plant and equipment
Australia	2,074			2,071
Europe	1,226			1,239
Other International	514			545
Other assets	32,617			34,184

Total average non-interest-earning assets	89,369			107,365

Provision for doubtful debts
Australia	(1,186)			(1,490)
Europe	(562)			(702)
Other International	(184)			(245)

Total average assets	451,557			428,027

Percentage of total average interest-earning assets applicable to international operations	36.2%			39.4%

(1)       Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(2)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average liabilities and interest expense

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit
Australia	48,166	1,285	5.35	53,390	1,426	5.33
Europe	23,207	498	4.30	19,394	498	5.12
Other International	24,750	800	6.48	23,727	670	5.63
On-demand and savings (short-term) deposits
Australia	56,127	1,335	4.77	48,600	994	4.08
Europe	22,932	235	2.06	21,394	234	2.18
Other International	12,407	227	3.67	12,060	193	3.19
Government and Official Institutions
Australia	489	13	5.33	128	2	3.12
Other International	614	13	4.25	164	2	2.43
Due to other banks
Australia	10,732	245	4.58	15,592	400	5.12
Europe	15,700	341	4.36	17,325	403	4.64
Other International	9,638	212	4.41	10,244	174	3.39
Short-term borrowings
Australia	17,615	232	2.64	17,450	226	2.58
Europe	352	10	5.70	426	8	3.75
Other International	7,967	186	4.68	9,906	161	3.24
Long-term borrowings
Australia	44,136	967	4.39	40,631	923	4.53
Europe	676	16	4.75	—	—	—
Other International	1,156	35	6.07	1,203	34	5.64
Liability on acceptances (1)
Australia	29,578	860	5.83
Europe	20	—	—
Other interest-bearing liabilities
Australia	38	178	n/a	36	734	n/a
Europe	19	122	n/a	9	123	n/a
Other International	38	150	n/a	62	138	n/a
Loan capital
Australia	333	8	4.82	330	7	4.23
Europe	1,692	31	3.67	1,237	51	8.22

Total average interest-bearing liabilities and interest expense by:
Australia	207,214	5,123	4.96	176,157	4,712	5.34
Europe	64,598	1,253	3.89	59,785	1,317	4.39
Other International	56,570	1,623	5.75	57,366	1,372	4.77

Total average interest-bearing liabilities and interest expense	328,382	7,999	4.89	293,308	7,401	5.03

(1)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average liabilities and interest expense

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Non-interest-bearing liabilities
Deposits not bearing interest
Australia	6,348			6,601
Europe	2,916			2,886
Other International	1,120			996
Liability on acceptances (1)
Australia				23,648
Europe				36
Other International				19
Life insurance policy liabilities
Australia	44,338			38,973
Other International	561			532
Other liabilities	42,715			30,983

Total average non-interest-bearing liabilities	97,998			104,674

Average equity

Equity
Ordinary shares	7,605			6,819
Trust Preferred Securities	975			975
Trust Preferred Securities II	1,014			1,014
National Income Securities	1,945			1,945

Contributed equity	11,539			10,753
Reserves	1,017			889
Retained profits	12,621			13,786

Parent entity interest	25,177			25,428
Minority interest in controlled entities	—			4,617
Total average equity	25,177			30,045

Total average liabilities and equity	451,557			428,027

Percentage of total average interest-earning liabilities applicable to international operations	36.9%			39.9%

(1)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Supplementary Information - Note 13: Other items

13. OTHER ITEMS

Restructuring provision

The table below sets out the movement in the restructuring provision over the March 2006 half year.

	Redundancies (2)	Occupancy	Other (2)	Total
	$m	$m	$m	$m
Provision balance as at 30 September 2005	293	129	35	457
AIFRS Adjustment (1)	(32)	—	—	(32)
Provision balance as at 30 September 2005	261	129	35	425

Foreign exchange impact	6	3	2	11
Utilisation in March 2006 half year	(58)	(41)	4	(95)
Provision balance as at 31 March 2006	209	91	41	341

(1)       Includes an AIFRS adjustment to the redundancies opening provision of $32 million relating to pension costs.

(2)       Includes a reclassification between Redundancies and Other in the March 2006 half of $15 million.

Capitalisation of Software Costs

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Capitalised application software on the balance sheet	577	614	653

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©2006 National Australia Bank Limited ABN 12 004 044 937
27246 (5/06)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: •11 May 2006	Name: Michaela J Healey
Title: Company Secretary